                                                FILED PURSUANT TO RULE 424(b)(5)
                                                      Registration No. 333-26415




INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933. A FINAL PROSPECTUS SUPPLEMENT AND PROSPECTUS WILL BE DELIVERED TO PURCHASERS OF THESE SECURITIES. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JULY 2, 1998

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MAY 22, 1997)

                                3,000,000 SHARES

                                   AMICO LOGO

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                         % CLASS G CUMULATIVE PREFERRED STOCK

                     (LIQUIDATION PREFERENCE $25 PER SHARE)
                            ------------------------

    The shares of     % Class G Cumulative Preferred Stock, par value $.01 per
share (the "Class G Preferred Stock"), are being offered by Apartment Investment and Management Company ("AIMCO" or the "Company"), a Maryland corporation that has elected to be taxed for Federal income tax purposes as a real estate investment trust (a "REIT"). Dividends on the Class G Preferred Stock are cumulative from the date of original issue and are payable quarterly, commencing
on October 15, 1998, at the rate of     % per annum of the $25 liquidation
preference (equivalent to an annual dividend rate of $        per share).
    The Class G Preferred Stock is not redeemable prior to July   , 2008, except
in certain limited circumstances relating to the ownership limitation necessary
to preserve AIMCO's qualification as a REIT. On and after July   , 2008, the
Class G Preferred Stock may be redeemed for cash at the option of AIMCO, in whole or from time to time in part, at a redemption price of $25 per share, plus accumulated and unpaid dividends, if any, to the redemption date only with the proceeds from certain sales of equity securities. The Class G Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption and will not be convertible into or exchangeable for any other securities of AIMCO. The Class G Preferred Stock will rank on a parity with the outstanding shares of AIMCO's Preferred Stock (as defined herein), including any shares of Class F Preferred Stock (as defined herein) that may be issued in connection with the merger of Insignia Financial Group, Inc. ("Insignia") into AIMCO (the "Insignia Merger"), and will rank senior to the Class E Preferred Stock to be issued in connection with the Insignia Merger, the Class A Common Stock (as defined herein) and Class B Common Stock (as defined herein), in each case, with respect to the payment of dividends and the distribution of amounts upon liquidation, dissolution or winding up of AIMCO. The Class G Preferred Stock is subject to certain restrictions on ownership and transfer designed to preserve AIMCO's status as a REIT for federal income tax purposes.
    AIMCO intends to apply to list the Class G Preferred Stock on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "AIVPrG." If approved for listing, trading of the Class G Preferred Stock on the NYSE is expected to commence within the 30-day period after the initial delivery of the Class G Preferred Stock. While the Underwriters (as defined herein) have advised AIMCO that they intend to make a market in the Class G Preferred Stock prior to the commencement of trading on the NYSE, they are under no obligation to do so and may discontinue market making at any time without notice. No assurance can be given that a market for the Class G Preferred Stock will exist prior to commencement of trading on the NYSE or at any other time. See "Underwriting."
                            ------------------------

 SEE "RISK FACTORS," BEGINNING ON PAGE S-17 FOR CERTAIN FACTORS THAT SHOULD BE
      CONSIDERED BY PROSPECTIVE PURCHASERS OF THE CLASS G PREFERRED STOCK.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON
  THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===================================================================================================================
                                                                                 UNDERWRITING
                                                                PRICE TO         DISCOUNTS AND       PROCEEDS TO
                                                                PUBLIC(1)       COMMISSIONS(2)       COMPANY(3)
-------------------------------------------------------------------------------------------------------------------
PER SHARE.................................................          $                  $                  $
-------------------------------------------------------------------------------------------------------------------
TOTAL(4)..................................................          $                  $                  $
===================================================================================================================

(1) Plus accrued dividends, if any, from the date of original issuance.
(2) AIMCO has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting estimated expenses of $300,000 payable by AIMCO.
(4) AIMCO has granted the Underwriters a 30-day option to purchase up to 450,000 additional shares of Class G Preferred Stock on the same terms set forth above, to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and
    Proceeds to AIMCO will be $          , $          , and $          ,
    respectively.
                            ------------------------

    The shares of Class G Preferred Stock are offered by the several Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of certificates for the shares of Class G Preferred Stock will be made at the offices of Lehman
Brothers Inc., New York, New York on or about July   , 1998.
                            ------------------------

LEHMAN BROTHERS
          PAINEWEBBER INCORPORATED

                     PRUDENTIAL SECURITIES INCORPORATED

                                RAYMOND JAMES & ASSOCIATES, INC.

                                         THE ROBINSON-HUMPHREY COMPANY

July   , 1998

     NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY AIMCO OR BY THE UNDERWRITERS THAT WOULD PERMIT A PUBLIC OFFERING OF THE CLASS G PREFERRED STOCK OFFERED HEREBY OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS SUPPLEMENT IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. PERSONS WHO COME INTO POSSESSION OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE REQUIRED BY AIMCO AND THE UNDERWRITERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THE OFFERING OF THE CLASS G PREFERRED STOCK OFFERED HEREBY AND THE DISTRIBUTION OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS.

                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE CLASS G PREFERRED STOCK OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE CLASS G PREFERRED STOCK, AND MAY BID FOR AND PURCHASE THE CLASS G PREFERRED STOCK IN THE OPEN MARKET, IN CONNECTION WITH THIS OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING" ELSEWHERE HEREIN AND "PLAN OF DISTRIBUTION" IN THE ACCOMPANYING PROSPECTUS.

                           FORWARD-LOOKING STATEMENTS

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements in certain circumstances. Certain statements in the Summary, under the captions "Risk Factors" and elsewhere in this Prospectus Supplement and the documents incorporated by reference herein contain or may contain information that is forward looking, including, without limitation, statements regarding acquisitions, AIMCO's future financial performance and the effect of government regulations. Actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors including, without limitation: national and local economic conditions; the general level of interest rates; terms of governmental regulations that affect AIMCO and interpretations of those regulations; the competitive environment in which AIMCO operates; risks related to integrating acquired businesses, including Insignia, with the existing businesses of AIMCO; financing risks, including the risk that AIMCO's cash flow from operations may be insufficient to meet required payments of principal and interest on outstanding indebtedness and required dividends on outstanding preferred stock, including the Class G Preferred Stock; real estate risks, including variations of real estate values and the general economic climate in local markets and competition for tenants in such markets; acquisition and development risks, including the failure of acquisitions to perform in accordance with projections; and possible environmental liabilities, including costs which may be incurred due to necessary remediation of contamination of properties owned, acquired or previously owned by AIMCO. In addition, AIMCO's continued qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Readers should carefully review AIMCO's financial statements and the notes thereto, as well as the risk factors described herein and in the documents incorporated by reference herein.

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Unless otherwise indicated, all information in this Prospectus Supplement assumes that the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

     AIMCO is one of the largest owners and managers of multifamily apartment properties in the United States, based on apartment unit data compiled by the National Multi Housing Council as of January 1, 1998. As of March 31, 1998, AIMCO owned or managed 184,660 apartment units, comprised of 41,886 units in 153 apartment properties owned or controlled by AIMCO (the "Owned Properties"), 75,109 units in 480 apartment properties in which AIMCO had an equity interest (the "Equity Properties") and 67,665 units in 356 apartment properties managed by AIMCO for third parties and affiliates (the "Managed Properties," and, together with the Owned Properties and the Equity Properties, the "AIMCO Properties"). In addition to the Managed Properties, AIMCO manages all of the Owned Properties and a majority of the Equity Properties. The AIMCO Properties are located in 42 states, the District of Columbia and Puerto Rico. AIMCO conducts substantially all of its operations through AIMCO Properties L.P. (the "AIMCO Operating Partnership") and its subsidiaries. As of March 31, 1998, AIMCO held approximately an 88% interest in the AIMCO Operating Partnership. AIMCO was formed on January 10, 1994 and has elected to be taxed as a REIT for Federal income tax purposes since its inception.

                              RECENT DEVELOPMENTS

INSIGNIA MERGER

     AIMCO and the AIMCO Operating Partnership have entered into a merger agreement (the "Insignia Merger Agreement") with Insignia and Insignia/ESG Holdings, Inc. ("Holdings") pursuant to which Insignia will be merged into AIMCO (the "Insignia Merger"). Insignia is a fully integrated real estate services organization specializing in the ownership and operation of securitized real estate assets. Insignia is the largest manager of multifamily residential properties in the United States according to the 1998 National Multi Housing Counsel 50 Report published in March 1998 and one of the largest brokers of commercial properties according to the Commercial Property News dated January 1, 1998. Insignia performs property management, asset management, investor services, partnership accounting, real estate investment banking, and real estate brokerage services for various types of property owners, including approximately 900 limited partnerships having approximately 350,000 limited partners. Insignia provides property management services for approximately 192,000 multifamily units, consisting of 115,000 units which are controlled by Insignia and 77,000 units owned by third parties. The Insignia Merger is subject to approval by Insignia's stockholders and other customary conditions. It is expected that the Insignia Merger, if approved, would be completed in the third quarter of 1998.

     At the time of the Insignia Merger, Insignia will consist principally of:
(i) Insignia's interests in Insignia Properties Trust, a Maryland REIT, which is a majority owned subsidiary of Insignia ("IPT"), and Insignia Properties, L.P., IPT's operating partnership ("IPLP"); (ii) 100% of the ownership of the Insignia entities that provide multifamily property management and partnership administrative services; (iii) Insignia's interest in multifamily coinvestments;
(iv) Insignia's ownership of subsidiaries that control multifamily properties not included in IPT; (v) Insignia's limited partner interests in public and private syndicated real estate limited partnerships; and (vi) assets incidental to the foregoing businesses (collectively, the "Insignia Multifamily Business"). Prior to the Insignia Merger, the remaining businesses of Insignia will be transferred to Holdings and all of the capital stock of Holdings will be distributed to Insignia's stockholders (the "Distribution").

     If the Insignia Merger is approved by the stockholders of AIMCO, the outstanding shares of Insignia's Common Stock will be converted into the right to receive, in the aggregate, approximately $303 million of

AIMCO's Class E Cumulative Convertible Preferred Stock, par value $.01 per share (the "Class E Preferred Stock"), (and, in certain cases, cash which AIMCO, in its sole discretion, may elect to pay if the AIMCO Index Price (as defined below) is less than $36.50) (the "Merger Consideration"). In addition to receiving the same dividends as holders of shares of Class A Common Stock, holders of Class E Preferred Stock will be entitled to receive a pro rata share of a special dividend of $50 million in the aggregate (the "Special Dividend"). When the Special Dividend is paid in full, each share of Class E Preferred Stock will automatically convert into one share of Class A Common Stock (subject to certain antidilution adjustments). In addition, after the Insignia Merger, approximately $458 million in outstanding debt and other liabilities of Insignia and its subsidiaries will remain outstanding.

     If the stockholders of AIMCO do not approve the Insignia Merger, the Insignia Merger will nonetheless be consummated assuming all other conditions thereto are satisfied or waived. In such event, AIMCO will issue to holders of shares of Insignia Common Stock, in the aggregate, approximately $203 million of Class E Preferred Stock and approximately $100 million of AIMCO's Class F Cumulative Convertible Preferred Stock, par value $.01 per share (the "Class F Preferred Stock"), in lieu of approximately $303 million of Class E Preferred Stock. In either case, holders of Class E Preferred Stock will be entitled to the Special Dividend. When the Special Dividend is paid in full, each share of Class E Preferred Stock will automatically convert into one share of Class A Common Stock (subject to certain antidilution adjustments). If and when approved by stockholders of AIMCO, each share of Class F Preferred Stock will convert into one share of Class A Common Stock (subject to certain antidilution adjustments). For a description of the terms of the Class E Preferred Stock and the Class F Preferred Stock, see "Description of Other Capital Stock of AIMCO."

     As of the date hereof, Insignia and its subsidiaries own approximately 61% of the outstanding shares of beneficial interest, par value $.01 per share, of IPT ("IPT Shares"). The Insignia Merger Agreement requires AIMCO to propose to acquire (by merger) all of the IPT Shares not owned by Insignia and its subsidiaries, and to use its reasonable best efforts to consummate such merger within three months following the completion of the Insignia Merger (the "Effective Time") at a purchase price of not less than $13.25 per IPT Share, payable in cash. Assuming a price of $13.25 per IPT Share, the remaining 39% of IPT, owned principally by private investors and certain executives of Insignia, is valued at approximately $100 million. In addition, IPT is party to a merger agreement with Angeles Mortgage Investment Trust ("AMIT"), which, if approved by AMIT's stockholders and consummated, will result in the issuance of additional IPT Shares and, therefore, the payment by AIMCO in a merger with IPT of an additional approximate $53.8 million at an assumed price of $13.25 per IPT Share.

AMBASSADOR MERGER

     On May 8, 1998, Ambassador Apartments, Inc. ("Ambassador") was merged into AIMCO (the "Ambassador Merger"), and the outstanding shares of common stock, par value $.01 per share, of Ambassador (the "Ambassador Common Stock"), were converted into a total of 6,578,833 shares of Class A Common Stock. Upon the consummation of the Ambassador Merger, Ambassador and its subsidiaries had aggregate outstanding indebtedness of approximately $406.1 million, which by operation of law became indebtedness of AIMCO or its subsidiaries upon consummation of the Ambassador Merger.

     Ambassador was a self-managed REIT engaged in the ownership and management of garden style apartment properties leased primarily to middle income tenants. As of the consummation of the Ambassador Merger, Ambassador owned 52 apartment communities with a total of 15,728 units located in Arizona, Colorado, Florida, Georgia, Illinois, Tennessee and Texas. In addition, Ambassador managed one property containing 252 units for an unrelated third party.

OTHER PROPERTY ACQUISITIONS AND DISPOSITIONS

     During the year ended December 31, 1997, the AIMCO Operating Partnership purchased or acquired control of 59 properties consisting of 17,191 apartment units. The cash portion of the purchase price for the acquisitions was funded with proceeds from equity offerings by AIMCO (which were contributed to the AIMCO Operating Partnership in exchange for units of limited partnership of the AIMCO Operating Partnership ("AIMCO OP Units") or AIMCO Operating Partnership Preferred Units ("Preferred Units" and, collectively with the AIMCO OP Units, "Partnership Units")), borrowings under the AIMCO

Operating Partnership's revolving credit facility, other short-term and long-term financings, and with working capital.

     The following are descriptions of property acquisitions completed by AIMCO since December 31, 1997:

     Crossings at Bell. In January 1998, AIMCO acquired the Crossings at Bell Apartments, a 160-unit apartment community located in Amarillo, Texas for $3.2 million in cash.

     Steeplechase. In February 1998, AIMCO acquired the Steeplechase Apartments, a 484-unit apartment community located in Tyler, Texas. Total consideration paid of $9.9 million consisted of $3.7 million in cash and the assumption of $6.2 million in mortgage indebtedness.

     Cirque Portfolio. In March 1998, AIMCO acquired Casa Anita, a 224-unit apartment complex, and San Marina, a 399-unit apartment complex, in Phoenix, Arizona and three apartment complexes named Cobble Creek (301 units), Rio Cancion (379 units) and Sundown Village (330 units), in Tucson, Arizona from Cirque Properties of Salt Lake City. Total consideration paid of $62.4 million consisted of 0.7 million OP Units valued at $21.9 million and the assumption of $40.5 million of mortgage indebtedness.

     Arbor Station. In April 1998, AIMCO acquired all but 24 units of a 288-unit apartment complex in Montgomery, Alabama called Arbor Station Apartments (the remaining 24 units will be acquired over the next five years). Total consideration paid of $11.4 million was comprised of $9.9 million in cash and 38,237 OP Units, valued at $1.5 million.

     Heather Ridge. In April 1998, AIMCO purchased Heather Ridge II, a 72-unit apartment community located in Arlington, Texas. Total consideration paid of $2.0 million was comprised of $0.8 million in cash and the assumption of $1.2 million in mortgage indebtedness.

     Landmark. In May 1998, AIMCO purchased Landmark Apartments, a 101-unit apartment community located in Albuquerque, New Mexico. Total consideration paid of $5.2 million was comprised of $1.8 million in cash and 89,964 AIMCO OP Units valued at $3.4 million.

     Citrus Grove. In June 1998, AIMCO purchased Citrus Grove Apartments, a 198-unit apartment community located in Redlands, California, for $7.5 million in cash.

     Villa La Paz. Also in June 1998, AIMCO purchased Villa La Paz Apartments, a 96-unit apartment community located in Sun City, California, for $3.8 million in cash.

     Property Dispositions. In October 1997, the AIMCO Operating Partnership sold the Meadowbrook, Ashwood, Parkside, Chimney Ridge and Cobble Creek apartment properties, which consisted of an aggregate of 916 units located in Texas and Arizona, to an unaffiliated third party. Cash proceeds from the sale of approximately $22.7 million were used to repay a portion of the AIMCO Operating Partnership's outstanding short-term indebtedness. The AIMCO Operating Partnership recognized a gain of approximately $2.8 million on the disposition of these five properties.

     In January 1998, the Company sold the Sun Valley Apartments, an apartment community containing 430 apartment units located in Salt Lake City, Utah, for $11.5 million, less selling costs of $0.3 million. The Company recognized a $3.3 million gain on the sale. Cash proceeds from the sale were used to repay a portion of the AIMCO Operating Partnership's outstanding short-term indebtedness.

     Properties Subject to Letter of Intent or Contract. In the ordinary course of AIMCO's business, AIMCO is engaged in discussions and negotiations with property owners regarding the purchase of apartment properties or interests in apartment properties. AIMCO frequently enters into letters of intent, which may be binding or nonbinding, and contracts with respect to the purchase of real property which are subject to certain conditions which permit AIMCO to terminate the contract in its sole and absolute discretion if it is not satisfied with the results of its due diligence investigation of the properties under contract. AIMCO's management believes that such contracts essentially result in the creation of an option on the property subject to the contract and give AIMCO greater flexibility in seeking to acquire properties. As of June 12, 1998, AIMCO had under letter of intent or contract an aggregate of 55 multifamily apartment properties with a maximum aggregate purchase price of $667 million, including estimated capital improvements, which, in some cases, may be paid in the form of assumption of existing debt. All such contracts are subject to termination by AIMCO as described above. Due diligence with respect to these properties is generally not completed and there is no assurance that any transaction will occur or that they will occur on the terms currently contemplated.

RECENT CONTRACTS

     On January 31, 1998 AIMCO entered into a contribution agreement (the "Contribution Agreement") with CK Services, Inc. ("CK") and the stockholders of CK to cause certain assets of AIMCO to be contributed to CK and to distribute all outstanding stock of CK to the stockholders of AIMCO. CK is a corporation wholly-owned by Terry Considine, AIMCO's Chairman and Chief Executive Officer, and Peter Kompaniez, AIMCO's President and Vice Chairman.

     It is AIMCO's intent to use CK as a vehicle for holding property and performing services that AIMCO is limited or prohibited from holding or providing due to AIMCO's election to be taxed as a REIT. AIMCO is finalizing which assets will be contributed to CK. Any transfer of assets or services to CK will be at market rates and approved by the independent members of the AIMCO board of directors (the "AIMCO Board"), and if market rates are difficult to ascertain, there can be no assurance that the pricing will favor AIMCO. It is anticipated that the assets to be contributed to CK will be immaterial compared to total assets held by AIMCO.

     Pursuant to the Contribution Agreement, AIMCO will contribute certain assets of AIMCO to CK and, in return, the stock of CK will be contributed to AIMCO or a subsidiary of AIMCO. Following the contribution of CK stock, AIMCO will agree to contribute additional assets to CK with the intent of creating a stand-alone entity meeting the requirements for listing on the NYSE or NASDAQ National Market, and if AIMCO is successful in listing the CK stock on the NYSE or NASDAQ National Market, the stock of CK will be distributed to the stockholders of AIMCO. If AIMCO is unable to list the CK stock on the NYSE or NASDAQ National Market, CK will remain a direct or indirect subsidiary of AIMCO and AIMCO will pay to the former stockholders of CK an amount necessary to compensate the former CK stockholders for the value of such stock on January 31, 1998. No prediction can be made as to whether or when any spinoff to AIMCO stockholders will occur. Consummation of the transaction is subject to the approval of AIMCO's independent members of the AIMCO Board.

RECENT CREDIT AGREEMENTS

     In January 1998, the Company replaced its $100 million revolving credit facility with Bank of America National Trust and Savings Association ("Bank of America") with an unsecured $50 million revolving credit facility with Bank of America and BankBoston, N.A. (the "BOA Credit Facility"). The AIMCO Operating Partnership is the borrower under the BOA Credit Facility, and all obligations thereunder are guaranteed by AIMCO and certain of its subsidiaries. On May 5, 1998, the AIMCO Operating Partnership entered into the Amended and Restated Credit Agreement with Bank of America and the lenders from time to time party thereto and increased its borrowing capacity under the BOA Credit Facility to $155.0 million for a six-month period. At the conclusion of the six-month period, the maximum borrowing capacity returns to its original $50.0 million. The additional borrowing capacity was used to facilitate the closing of the Ambassador Merger and will be further utilized to complete the Insignia Merger.

     In February 1998, the AIMCO Operating Partnership, as borrower, and AIMCO and certain single asset wholly-owned subsidiaries of AIMCO, as guarantors, entered into a five year, $50 million secured credit facility agreement (the "WMF Credit Facility") with Washington Mortgage Financial Group, Ltd. ("Washington Mortgage"), which provides for the conversion of all or a portion of such revolving credit facility to a base loan facility. The WMF Credit Facility provides that all the rights of Washington Mortgage are assigned to the Federal National Mortgage Association ("Fannie Mae"), but Fannie Mae does not assume Washington Mortgage's obligations under the WMF Credit Facility. At the Company's request, the commitment amount under the WMF Credit Facility may be increased to an amount not to exceed $250 million, subject to the consent of Washington Mortgage and Fannie Mae in their sole and absolute discretion.

                         BUSINESS AND GROWTH STRATEGIES

OPERATING AND FINANCIAL STRATEGIES

     The Company's operating and financing strategies to attempt to meet its objective of providing long-term, predictable FFO (as defined below) per share of Class A Common Stock include the following:

     - Acquisition of Properties at Less Than Replacement Cost. AIMCO attempts to acquire properties at a significant discount to their replacement cost.

     - Geographic Diversification. AIMCO operates in 42 states, the District of Columbia and Puerto Rico. This geographic diversification insulates the Company, to some degree, from inevitable downturns in any one market.

     - Market Growth. The Company seeks to operate in markets where population and employment growth are expected to exceed the national average and where it believes it can become a regionally significant owner or manager of properties. For the 1996 to 1999 period, annual population and employment growth rates in AIMCO's five largest regional markets are forecasted to be 2.2% and 3.6%, respectively.

     - Product Diversification. The Company's portfolio of apartment properties spans a wide range of apartment community types, both within and among markets.

     - Capital Replacement. AIMCO believes that the physical condition and amenities of its apartment communities are important factors in its ability to maintain and increase rental rates. The Company allocates approximately $300 annually per owned apartment unit for capital replacements ("Capital Replacements") and reserves unexpended amounts for future capital replacements.

     - Debt Financing. AIMCO's strategy is generally to incur debt to increase its return on equity while maintaining acceptable interest coverage ratios. AIMCO seeks to maintain a ratio of free cash flow to combined interest expense and preferred stock dividends of between 2:1 and 3:1, and a ratio of earnings before interest, income taxes, depreciation and amortization (with certain adjustments and after a provision of approximately $300 per owned apartment unit) to debt service of at least 2:1, and to match debt maturities to the character of the assets financed. The Company uses predominantly long-term, fixed-rate and self-amortizing non-recourse debt in order to avoid the refunding or repricing risks of short-term borrowings. The Company also uses short-term debt financing to fund acquisitions and generally expects to refinance such borrowings with proceeds from equity offerings or long-term debt financings. As of March 31, 1998 approximately 5% of AIMCO's outstanding debt was short-term debt and 95% was long-term debt.

     - Dispositions. From time to time, the Company sells properties that do not meet its return on investment criteria or that are located in areas where AIMCO does not believe that the long-term neighborhood values justify the continued investment in the properties.

     - Dividend Policy. AIMCO pays dividends to share its profitability with its stockholders. The Company distributed 66.5%, 72.3% and 75.1% of FFO to its stockholders for the years ended December 31, 1997, 1996 and 1995, respectively. It is the present policy of the AIMCO Board to increase the dividend annually in an amount equal to one-half of the projected increase in FFO, adjusted for Capital Replacements, subject to minimum distribution requirements to maintain its REIT status.

GROWTH STRATEGIES

     The Company seeks growth through two primary sources -- acquisitions and internal expansion.

     Acquisition Strategies. The Company believes its acquisition strategies will increase profitability and predictability of earnings by increasing its geographic diversification, economies of scale and opportunities to provide ancillary services to tenants at the AIMCO Properties. From AIMCO's initial public offering in July 1994 (the "IPO") through March 31, 1998, the Company has completed 31 acquisition transactions involving a total of 112 properties comprising 29,124 units for an aggregate purchase price of approximately $1.072 billion, including the assumption and incurrence of $591 million of indebtedness and 4,829,806 OP Units. The Company acquires additional properties primarily in three ways:

     - Direct Acquisitions. AIMCO may directly, including through mergers and other business combinations, acquire individual properties or portfolios and controlling interests in entities that own or control such properties or portfolios. To date, a significant portion of AIMCO's growth has resulted from the acquisition of other companies that owned or controlled properties, including NHP and Ambassador. During the year ended December 31, 1997 and for the first three months ended March 31, 1998, the Company directly acquired 44 and 7 apartment properties, respectively, for a total consideration of $467.4 million and $75.6 million, respectively, consisting of $191.0 million and $6.7 million in cash, respectively, approximately 1.9 million and 0.7 million OP Units, respectively, and the assumption or incurrence of $220.4 million and $47.0 million of indebtedness, respectively.

     - Acquisition of Managed Properties. AIMCO believes that its property management operations support its acquisition activities. Since the IPO, the Company has acquired from its managed portfolio 12 properties comprising 3,530 units for total consideration of $129.0 million.

     - Increasing its Interest in Partnerships. For properties where AIMCO owns a general partnership interest in the property-owning partnership, the Company may seek to acquire, subject to its fiduciary duties, the interests in the partnership held by third parties for cash or, in some cases, in exchange for OP Units. AIMCO has completed tender offers with respect to 51 partnerships and has purchased additional interests in such partnerships for cash and for OP Units.

     Internal Growth Strategies. The Company pursues internal growth primarily through the following strategies:

     - Revenue Increases. The Company increases rents where feasible and seeks to improve occupancy rates. AIMCO's "same store" revenues from the Owned Properties (based on properties owned from period to period) have grown by 3.3% from the fiscal year ended December 31, 1995 to the fiscal year ended December 31, 1996, by 2.1% from the fiscal year ended December 31, 1996 to the fiscal year ended December 31, 1997 and by 3.7% from the first three months ended March 31, 1997 to the first three months ended March 31, 1998.

     - Redevelopment of Properties. The Company believes redevelopment of selected properties in superior locations provides advantages over development of new properties. AIMCO believes that redevelopment generally allows the Company to maintain rents comparable to new properties and, compared to development of new properties, can be accomplished with relatively lower financial risk, in less time and with reduced delays due to governmental regulation.

     - Expansion of Properties. The Company believes that expansion within or adjacent to existing AIMCO Properties also provides growth opportunities at lower risk than new development. Such expansion can offer cost advantages to the extent common area amenities and on-site management personnel can service the property expansions.

     - Conversion of Affordable Properties; Improvement of Performance. The Company believes that it may be able to significantly increase its return from its portfolio of affordable properties by improving operations at some of its properties or by converting some of these properties to conventional properties.

     - Ancillary Services. The Company's management believes that its ownership and management of the AIMCO Properties provides it with unique access to a customer base for the sale of additional services which generate incremental revenues. The Company currently provides cable television, telephone services, appliance rental, renters' insurance and carport, garage and storage space rental at certain AIMCO Properties.

     - Controlling Expenses. Cost reductions are accomplished by exploiting economies of scale. As a result of the size of its portfolio and its creation of regional concentrations of properties, the Company has the ability to leverage fixed costs for general and administrative expenditures and certain operating functions, such as insurance, information technology and training, over a larger property base.

PROPERTY MANAGEMENT STRATEGIES

     AIMCO seeks to improve the operating results from its property management business by, among other methods, combining centralized financial control and uniform operating procedures with localized property management decision-making and market knowledge. AIMCO's management operations are organized into 13 regional hubs, each supervised by a Regional Vice President, who has, on average, 17 years of experience in apartment management.

                                  THE OFFERING

Securities Offered.....
                      3,000,000 shares of Class G Preferred Stock (3,450,000 shares if the Underwriters' over-allotment option is exercised in full) (the "Offering").

Dividends..............
                      Dividends on the Class G Preferred Stock are cumulative from the date of original issue and are payable quarterly, when and as declared, commencing on October 15, 1998, at
                      the rate of      % per annum of the $25 liquidation
                      preference (equivalent to an annual dividend rate of
                      $     per share).

Liquidation
Preference.............
                      $25 per share of Class G Preferred Stock, plus an amount equal to accumulated, accrued and unpaid dividends (whether or not earned or declared).

Redemption.............
                      The Class G Preferred Stock is not redeemable prior to
                      July   , 2008, except in certain limited circumstances
                      relating to the ownership limitation necessary to preserve
                      AIMCO's qualification as a REIT. On and after July   ,
                      2008, the Class G Preferred Stock will be redeemable for cash at the option of AIMCO, in whole or from time to time in part, at a redemption price of $25 per share, plus accrued and unpaid dividends, if any, to the redemption date. The redemption price for the Class G Preferred Stock (other than any portion thereof consisting of accrued and unpaid dividends) shall be payable solely with the proceeds from the sale by AIMCO or the AIMCO Operating Partnership of other capital shares of AIMCO or the AIMCO Operating Partnership (whether or not such sale occurs concurrently with such redemption).

Ranking................
                      The Class G Preferred Stock will rank on a parity with the outstanding shares of AIMCO's Class B Cumulative Convertible Preferred Stock, par value $.01 per share (the "Class B Preferred Stock"), AIMCO's Class C Cumulative Preferred Stock, par value $.01 per share (the "Class C Preferred Stock"), AIMCO's Class D Cumulative Preferred Stock, par value $.01 per share (the "Class D Preferred Stock"), and any shares of Class F Preferred Stock that may be issued pursuant to the Insignia Merger, and senior to the shares of Class E Preferred Stock to be issued pursuant to the Insignia Merger, AIMCO's Class A Common Stock, par value $.01 per share ("Class A Common Stock") and AIMCO's Class B Common Stock, par value $.01 per share ("Class B Common Stock"), in each case, with respect to the payment of dividends and the distribution of amounts upon liquidation, dissolution or winding up.

Voting Rights..........
                      Holders of Class G Preferred Stock will generally have no voting rights. However, whenever dividends on the shares of Class G Preferred Stock are in arrears for six or more quarterly periods (whether or not consecutive), the holders of such shares (voting together as a single class with all other shares of any class or series of stock ranking on a parity with the Class G Preferred Stock which are entitled to similar voting rights) will be entitled to vote for the election of two additional directors of AIMCO until all dividends in arrears on outstanding shares of Class G Preferred Stock have been paid or declared and set apart for payment. In addition, certain changes to the terms of the Class G Preferred Stock that would be materially adverse to the rights of holders of Class G Preferred Stock cannot be made without the affirmative vote of holders of at least 66 2/3% of the outstanding shares of Class G Preferred Stock and shares of any class or series of stock ranking on a parity with the Class G Preferred Stock which are entitled to similar voting rights, voting as a single class.

Ownership Limit........
                      Ownership of shares of Class G Preferred Stock by any person is limited such that the sum of (i) the aggregate value of the Class G Preferred Stock, and (ii) the aggregate value of all shares of any other class of capital stock of AIMCO (such other classes of stock, collectively with the Class G Preferred Stock, the "Equity Stock"), owned, directly or constructively, by such person, does not, subject to certain exceptions, exceed 8.7% of the aggregate value of all outstanding shares of Equity Stock.

Listing................
                      AIMCO intends to apply to list the Class G Preferred Stock on the NYSE under the symbol "AIVPrG." If approved for listing, trading of the Class G Preferred Stock on the NYSE is expected to commence within the 30-day period after the initial delivery of the Class G Preferred Stock.

Form...................
                      The Class G Preferred Stock will be issued and maintained in book-entry form registered in the name of the nominee of the Depositary Trust Company except under limited circumstances described herein.

Conversion.............
                      The Class G Preferred Stock is not convertible into or exchangeable for any other securities or property of AIMCO.

Use of Proceeds........
                      AIMCO intends to contribute the net proceeds from the sale of the Class G Preferred Stock (estimated to be $
                      million ($       million if the Underwriters'
                      over-allotment option is exercised in full)) to the AIMCO Operating Partnership in exchange for a preferred interest in the AIMCO Operating Partnership. The AIMCO Operating Partnership intends to use the amounts received from AIMCO to repay outstanding indebtedness and for general business purposes. See "Use of Proceeds."

     For additional information regarding the terms of the Class G Preferred Stock, see "Description of Class G Preferred Stock."

               SUMMARY HISTORICAL FINANCIAL INFORMATION OF AIMCO

     The following table sets forth summary historical financial and operating information for AIMCO. The summary historical financial information for the three months ended March 31, 1998 and 1997 is based on unaudited financial statements of AIMCO included in AIMCO's Quarterly Report on Form 10-Q, as amended, for the three months ended March 31, 1998, incorporated by reference herein. Results for the quarter ended March 31, 1998 are not necessarily indicative of the results to be expected for a full year. The summary historical financial information for the years ended December 31, 1997, 1996 and 1995 is based on the audited financial statements of AIMCO incorporated by reference herein. The summary historical financial information for the period January 10, 1994 (the date of AIMCO's inception) through December 31, 1994 of AIMCO and for the period from January 1, 1994 through July 28, 1994 and for the year ended December 31, 1993 for the AIMCO Predecessors (as defined below) is based on the audited financial statements of AIMCO and the AIMCO Predecessors, respectively. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements of AIMCO and notes thereto incorporated herein by reference.

                                                        AIMCO
                              ----------------------------------------------------------
                                   FOR THE THREE
                                   MONTHS ENDED                FOR THE YEAR ENDED
                                     MARCH 31,                    DECEMBER 31,
                              -----------------------   --------------------------------
                                 1998         1997         1997        1996       1995
                              ----------   ----------   ----------   --------   --------

                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
  Income from rental
    property operations.....  $   28,918   $   14,808   $   72,477   $ 39,814   $ 27,483
  Income from service
    company business........         992          551        2,028      1,717      1,973
  Income from operations....      21,404        5,694       30,246     15,629     14,988
  Net income (loss).........      21,642        4,584       28,633     12,984     13,375
PER SHARE DATA:
  Basic earnings per common
    share...................  $     0.44   $     0.28   $     1.09   $   1.05   $   0.86
  Diluted earnings per
    common share............  $     0.43   $     0.28   $     1.08   $   1.04   $   0.86
  Weighted average number of
    common shares
    outstanding.............      41,128       16,454       24,055     12,411      9,571
  Weighted average number of
    common shares and common
    share equivalents
    outstanding.............      41,310       16,586       24,436     12,427      9,579
  Dividends paid per common
    share...................  $     0.56   $     0.46   $     1.85   $   1.70   $   1.66
BALANCE SHEET DATA (END OF
  PERIOD):
  Real estate, before
    accumulated
    depreciation............  $1,753,370   $  869,931   $1,657,207   $865,222   $477,162
  Real estate, net of
    accumulated
    depreciation............   1,537,646      742,399    1,503,922    745,145    448,425
  Cash and cash
    equivalents.............      35,948       11,531       37,088     13,170      2,379
  Total assets..............   2,220,471      816,229    2,100,510    827,673    480,361
  Total mortgages and notes
    payable.................     811,496      475,444      808,530    522,146    268,692
  Mandatorily redeemable
    1994 Cumulative
    Convertible Senior
    Preferred Stock.........          --           --           --         --         --
  Minority interest in AIMCO
    Operating Partnership...     124,952       50,045      111,962     58,777     30,376
  Stockholders' equity......   1,155,063      280,847    1,045,300    215,749    169,032
CASH FLOW DATA:
  Cash provided by operating
    activities..............  $    9,661   $   25,976   $   73,032   $ 38,806   $ 25,911
  Cash used in investing
    activities..............     (47,025)      (5,003)    (717,663)   (88,144)   (60,821)
  Cash provided by (used in)
    financing activities....      36,224      (22,612)     668,549     60,129     30,145
OTHER DATA:
  Funds from
    operations(d)...........  $   39,087   $   12,512   $   81,155   $ 35,185   $ 25,285
  Weighted average number of
    common shares, common
    share equivalents and
    AIMCO OP Units
    outstanding(e)..........      49,069       19,626       29,119     14,994     11,461

                                  AIMCO            AIMCO Predecessors(a)
                              --------------   -----------------------------
                              FOR THE PERIOD   FOR THE PERIOD
                               JANUARY 10,       JANUARY 1,       FOR THE
                               1994 THROUGH     1994 THROUGH     YEAR ENDED
                               DECEMBER 31,       JULY 28,      DECEMBER 31,
                                   1994           1994(b)           1993
                              --------------   --------------   ------------
                              (RESTATED)(c)    (Restated)(c)
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
  Income from rental
    property operations.....    $   9,126         $ 2,391         $  3,154
  Income from service
    company business........        1,006             360              983
  Income from operations....        7,702          (1,499)             291
  Net income (loss).........        7,143          (1,499)             291
PER SHARE DATA:
  Basic earnings per common
    share...................    $    0.42              --               --
  Diluted earnings per
    common share............    $    0.42              --               --
  Weighted average number of
    common shares
    outstanding.............        9,589              --               --
  Weighted average number of
    common shares and common
    share equivalents
    outstanding.............        9,589              --               --
  Dividends paid per common
    share...................    $    0.29              --               --
BALANCE SHEET DATA (END OF
  PERIOD):
  Real estate, before
    accumulated
    depreciation............    $ 406,067         $47,500         $ 46,819
  Real estate, net of
    accumulated
    depreciation............      392,368          33,270           33,701
  Cash and cash
    equivalents.............        7,144           1,531              809
  Total assets..............      416,739          39,042           38,914
  Total mortgages and notes
    payable.................      141,315          40,873           41,893
  Mandatorily redeemable
    1994 Cumulative
    Convertible Senior
    Preferred Stock.........       96,600              --               --
  Minority interest in AIMCO
    Operating Partnership...       29,082              --               --
  Stockholders' equity......      140,319          (9,345)          (7,556)
CASH FLOW DATA:
  Cash provided by operating
    activities..............    $  16,825         $ 2,678         $  2,203
  Cash used in investing
    activities..............     (186,481)           (924)         (16,352)
  Cash provided by (used in)
    financing activities....      176,800          (1,032)          14,114
OTHER DATA:
  Funds from
    operations(d)...........    $   9,391              --               --
  Weighted average number of
    common shares, common
    share equivalents and
    AIMCO OP Units
    outstanding(e)..........       10,920             N/A              N/A

---------------
(a) On July 29, 1994, AIMCO completed its IPO of 9,075,000 shares of Class A Common Stock and issued 966,000 shares of convertible preferred stock and 513,514 unregistered shares of Class A Common Stock. On such date, AIMCO and Property Asset Management, L.L.C., and its affiliated companies and PDI Realty Enterprises, Inc. (collectively, the "AIMCO Predecessors") engaged in a business combination and consummated a series of related transactions which enabled AIMCO to continue and expand the property management and related businesses of the AIMCO Predecessors. The 966,000 shares of convertible preferred stock and 513,514 shares of Class A Common Stock were repurchased by AIMCO in 1995.

(b) Represents the period January 1, 1994 through July 28, 1994, the date of the completion of the business combination with AIMCO.

(c) In the second quarter of 1996, AIMCO reorganized the ownership of the service company, whereby the AIMCO Operating Partnership (i) owns all of the non-voting preferred stock of the service company, Property Asset Management Services, Inc. ("PAMS Inc."), representing a 95% economic interest, and (ii) owns the 1% general partnership interest in Property Asset Management Services, L.P. ("PAMS LP"). PAMS Inc. owns the 99% limited partnership interest in PAMS LP. Substantially all the activity of PAMS Inc. is conducted by PAMS LP. Because the AIMCO Operating Partnership owns 95% of the economic value of PAMS Inc. and also controls the general partnership interest in PAMS LP, thereby controlling the activity of the partnership, the service company is consolidated. Prior to the reorganization, AIMCO reported the service company business on the equity method. The restatement has no impact on net income, but does increase third party and affiliate management and other income, management and other expenses, amortization of management company goodwill and depreciation of non-real estate assets. AIMCO has restated the balance sheet as of December 31, 1995 and 1994, and the statements of income and statements of cash flows for the year ended December 31, 1995 and the period from January 10, 1994 through December 31, 1994 to reflect the change.

(d) AIMCO's management believes that the presentation of funds from operations ("FFO"), when considered with the financial data determined in accordance with generally accepted accounting principles ("GAAP"), provides a useful measure of AIMCO's performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO, nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO calculates FFO in a manner consistent with the NAREIT definition, which includes adjustments for minority interest in the AIMCO Operating Partnership plus amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on Preferred Stock. AIMCO's management believes that presentation of FFO provides investors with industry-accepted measurements which help facilitate an understanding of AIMCO's ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurance that AIMCO's basis of computing FFO is comparable with that of other REITs.

         The following is a reconciliation of income before minority interest in the AIMCO Operating Partnership to FFO:

                                        FOR THE THREE                                   FOR THE PERIOD
                                           MONTHS             FOR THE YEAR ENDED         JANUARY 10,
                                       ENDED MARCH 31,           DECEMBER 31,            1994 THROUGH
                                      -----------------   ---------------------------    DECEMBER 31,
                                       1998      1997      1997      1996      1995          1994
                                      -------   -------   -------   -------   -------   --------------
                                                               (IN THOUSANDS)
Income before minority interest in
  AIMCO Operating Partnership.......  $23,930   $ 5,425   $32,697   $15,673   $14,988      $ 7,702
Gain on disposition of property.....   (2,526)       --    (2,720)      (44)       --           --
Extraordinary item..................       --       269       269        --        --           --
Real estate depreciation, net of
  minority interests................   12,779     6,581    33,751    19,056    15,038        4,727
Amortization of goodwill............    2,389       237       948       500       428           76
Equity in earnings of unconsolidated
  subsidiaries:
  Real estate depreciation..........      890        --     3,584        --        --           --
  Amortization of management
    contracts.......................    1,379        --     1,587        --        --           --
  Deferred taxes....................      309        --     4,894        --        --           --
Equity in earnings of other
  partnerships:
  Real estate depreciation..........    2,301        --     6,280        --        --           --
Preferred Stock dividends...........   (2,364)       --      (135)       --    (5,169)      (3,114)
                                      -------   -------   -------   -------   -------      -------
Funds from operations...............  $39,087   $12,512   $81,155   $35,185   $25,285      $ 9,391
                                      =======   =======   =======   =======   =======      =======

---------------

(e) Generally, after a one-year holding period, AIMCO OP Units may be tendered for redemption at the option of the holder and, upon tender, may be acquired by AIMCO for shares of Class A Common Stock at an exchange ratio of one share of Class A Common Stock for each AIMCO OP Unit (subject to adjustment), or at AIMCO's election, cash.

                        SUMMARY PRO FORMA FINANCIAL AND
                         OPERATING INFORMATION OF AIMCO

     The following table sets forth summary pro forma financial and operating information of AIMCO as of March 31, 1998 and for the three months then ended, and for the year ended December 31, 1997. The Pre-Insignia Merger pro forma financial and operating information set forth below gives effect to the Ambassador Merger, the OP Reorganization (as defined herein) and a number of transactions completed by AIMCO prior to the Insignia Merger (collectively, the "Pre-Insignia Merger Transactions"). The Insignia Merger pro forma financial and operating information set forth below gives effect to all of the transactions set forth above and to the Insignia Merger, the Distribution, the Special Dividend and the transfer of certain assets and liabilities of Insignia to certain unconsolidated subsidiaries of AIMCO (collectively, the "Insignia Merger Transactions"). The Insignia Merger pro forma financial information assumes that the AIMCO stockholders approve the Insignia Merger. The pro forma financial and operating information set forth below should be read in conjunction with, and is qualified in its entirety by, the historical and pro forma financial statements and notes thereto of AIMCO, NHP Incorporated ("NHP"), the NHP Real Estate Companies (as defined in Note 1 to such financial statements), NHP Southwest Partners, L.P., the NHP New LP Entities (as defined in Note 1 of such financial statements included in Amendment No. 1 to AIMCO's Current Report on Form 8-K, dated June 3, 1997 (the "June 3, 1997 Form 8-K, Amendment No. 1")), the NHP Borrower Entities (as defined in Note 1 of such financial statements included in the June 3, 1997 Form 8-K, Amendment No. 1), The Bay Club at Aventura, the Morton Towers apartments, the Thirty-Five Acquisition Properties (as defined in AIMCO's Current Report on Form 8-K dated October 15, 1997), First Alexandria Associates, The Oak Park Partnership, Country Lakes Associates Two, Point West Limited Partnership, Ambassador and Insignia which are incorporated herein by reference or included in prior filings of AIMCO.

                                             PRE-INSIGNIA MERGER PRO FORMAS         INSIGNIA MERGER PRO FORMAS
                                           ----------------------------------   ----------------------------------
                                           FOR THE THREE      FOR THE YEAR      FOR THE THREE      FOR THE YEAR
                                            MONTHS ENDED          ENDED          MONTHS ENDED          ENDED
                                           MARCH 31, 1998   DECEMBER 31, 1997   MARCH 31, 1998   DECEMBER 31, 1997
                                           --------------   -----------------   --------------   -----------------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
  Income from rental property
    operations...........................     $ 39,125          $ 132,542          $ 39,440          $ 133,860
  Income (loss) from service company
    business.............................          992             (1,353)           (3,802)            (2,606)
  Income before minority interest in
    AIMCO Operating Partnership..........       24,307             44,813            10,173            (14,634)
  Net income attributable to preferred
    stockholders.........................        4,914             19,932             4,914             19,932
  Net income (loss) attributable to
    common stockholders..................       17,229             21,992             4,749(a)         (31,089)(a)
PER SHARE DATA:
  Basic earnings (loss) per common
    share................................     $   0.36          $    0.47          $   0.09(a)       $   (0.57)(a)
  Diluted earnings (loss) per common
    share................................     $   0.36          $    0.47          $   0.08(a)       $   (0.57)(a)
  Weighted average number of common
    shares outstanding...................       47,675             46,685            55,810             54,819
  Weighted average number of common
    shares and common share equivalents
    outstanding..........................       47,773             47,066            56,069             55,362
  Dividends per common share.............     $ 0.5625          $    1.85          $ 0.5625          $    1.85
CASH FLOW DATA:
  Cash provided by operating
    activities(b)........................     $ 44,417          $ 136,628          $ 38,145          $ 126,375
  Cash used by investing activities(c)...       (4,346)           (17,385)           (4,400)           (17,602)
  Cash used by financing activities(d)...      (35,189)          (118,139)          (42,274)          (143,191)
OTHER DATA:
  Funds from operations(e)...............     $ 47,095          $ 139,235          $ 51,808          $ 150,929
  Weighted average number of common
    shares, common share equivalents and
    AIMCO OP Units outstanding(f)........       56,225             55,661            64,522             63,957

                                                                        AT MARCH 31, 1998
                                                              -------------------------------------
                                                              PRE-INSIGNIA MERGER   INSIGNIA MERGER
                                                                   PRO FORMA           PRO FORMA
                                                              -------------------   ---------------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
  Real estate, before accumulated depreciation..............      $2,464,018          $2,517,138
  Real estate, after accumulated depreciation...............       2,248,294           2,301,414
  Cash and cash equivalents.................................          41,432              75,630
  Total assets..............................................       2,960,326           3,828,284
  Total mortgages and notes payable.........................       1,232,108           1,651,956
  Minority interest in AIMCO Operating Partnership..........         126,423             126,423
  Company-obligated mandatorily redeemable convertible
     securities of a subsidiary trust.......................              --             149,500
  Stockholders' equity......................................       1,408,399           1,719,884

---------------

(a) The unaudited Pro Forma Financial Information has been prepared under the assumption that the AIMCO stockholders approved the Insignia Merger, and that $303 million of Class E Preferred Stock was issued. In the event the AIMCO stockholders do not approve the Insignia Merger and the Class F Preferred Stock is issued, the net income (loss) attributable to common stockholders will decrease (increase) to $2,266 and $(40,083) for the three months ended March 31, 1998 and the year ended December 31, 1997, respectively, and the net income (loss) per common share will decrease (increase) to $0.04 and ($0.73) for the three months ended March 31, 1998 and the year ended December 31, 1997, respectively.

(b) Pro forma cash provided by operating activities represents income before minority interests, plus depreciation and amortization less the non-cash portion of AIMCO's equity in earnings of unconsolidated subsidiaries. The pro forma amounts do not include adjustments for changes in working capital resulting from changes in current assets and current liabilities as there is no historical data available as of both the beginning and end of each period presented.

(c) On a pro forma basis, cash used in investing activities represents the minimum annual provision for capital replacements of $300 per owned apartment unit.

(d) Pro forma cash used in financing activities represents (i) estimated dividends and distributions to be paid based on AIMCO's historical dividend rate of $0.5625 per share for the three months ended March 31, 1998 and $1.85 per share for the year ended December 31, 1997, on outstanding shares of Class A Common Stock and AIMCO OP Units, (ii) estimated dividends to be paid based on the rate of $1.78125 per share for the three months ended March 31, 1998 and $7.125 per share for the year December 31, 1997, on outstanding shares of Class B Preferred Stock, (iii) estimated dividends to be paid based on the rate of $0.5625 per share for the three months ended March 31, 1998 and $2.25 per share for the year ended December 31, 1997, on outstanding shares of Class C Preferred Stock, and (iv) estimated dividends to be paid based on the rate of $0.5475 per share for the three months ended March 31, 1998 and $2.19 per share for the year ended December 31, 1997, on outstanding shares of Class D Preferred Stock.

(e) AIMCO's management believes that the presentation of FFO, when considered with the financial data determined in accordance with GAAP, provides useful measures of AIMCO's performance. However, FFO does not represent cash flow and is not necessarily indicative of cash flow or liquidity available to AIMCO, nor should it be considered as an alternative to net income as an indicator of operating performance. The Board of Governors of NAREIT defines FFO as net income (loss), computed in accordance with GAAP, excluding gains and losses from debt restructuring and sales of property, plus real estate related depreciation and amortization(excluding amortization of financing costs), and after adjustments for unconsolidated partnerships and joint ventures. AIMCO calculates FFO in a manner consistent with the NAREIT definition, which includes adjustments for minority interest in the AIMCO Operating Partnership, plus amortization of management company goodwill, the non-cash deferred portion of the income tax provision for unconsolidated subsidiaries and less the payments of dividends on preferred stock. AIMCO's management believes that presentation of FFO provides investors with an industry accepted measurement which helps facilitate an understanding of AIMCO's ability to make required dividend payments, capital expenditures and principal payments on its debt. There can be no assurances that AIMCO's basis of computing FFO is comparable with that of other REITs.

     The following is a reconciliation of pro forma income before minority interest in the AIMCO Operating Partnership to pro forma FFO:

                                        PRE-INSIGNIA MERGER PRO FORMAS         INSIGNIA MERGER PRO FORMAS
                                      ----------------------------------   ----------------------------------
                                      FOR THE THREE      FOR THE YEAR      FOR THE THREE      FOR THE YEAR
                                       MONTHS ENDED          ENDED          MONTHS ENDED          ENDED
                                      MARCH 31, 1998   DECEMBER 31, 1997   MARCH 31, 1998   DECEMBER 31, 1997
                                      --------------   -----------------   --------------   -----------------
                                                                  (IN THOUSANDS)
Income (loss) before minority
  interest in AIMCO Operating
  Partnership.......................     $24,307           $ 44,813           $10,173           $(14,634)
HUD release fee and legal reserve...          --                 --                --             10,202
Amortization of management
  contracts.........................          --                 --             2,887             11,546
Real estate depreciation, net of
  minority interests................      19,531             78,165            19,940             79,598
Amortization of management company
  goodwill..........................       1,545              6,182             1,792              7,169
Equity in earnings of unconsolidated
  subsidiaries:
  Real estate depreciation..........         890              1,715               890              1,715
  Amortization of management company
     goodwill.......................         480              1,918               480              1,918
  Amortization of management
     contracts......................       1,379              5,438             7,507             29,951
  Deferred taxes....................         309              4,342             2,822               (397)
Equity in earnings of other
  partnerships:
  Real estate depreciation..........       2,301             11,250            11,474             48,452
Interest on Convertible
  Debentures........................          --                 --            (2,510)           (10,003)
Preferred Stock dividends...........      (3,647)           (14,588)           (3,647)           (14,588)
                                         -------           --------           -------           --------
Funds From Operations...............     $47,095           $139,235           $51,808           $150,929
                                         =======           ========           =======           ========

---------------
(f) Generally, after a one year holding period, AIMCO OP Units may be tendered for redemption at the option of the holder and, upon tender, may be acquired by AIMCO for shares of Class A Common Stock at an exchange ratio of one share of Class A Common Stock for each AIMCO OP Unit (subject to adjustment), or at AIMCO's election, cash.

                                  RISK FACTORS

     An investment in the Class G Preferred Stock involves various risks. In addition to general investment risks and those factors set forth elsewhere or incorporated by reference in this Prospectus Supplement, potential investors should consider, among other things, the following factors:

INTEGRATION OF INSIGNIA, AMBASSADOR AND OTHER ACQUIRED BUSINESSES.

     The Insignia Merger constitutes the largest acquisition ever undertaken by AIMCO, involving an aggregate purchase price in excess of $800 million (which includes the Merger Consideration, the Special Dividend and $458 million of Insignia debt and other liabilities, which will remain outstanding and become consolidated indebtedness of AIMCO). In addition to the risks typically associated with acquisitions generally, the integration of Insignia's and Ambassador's respective businesses with the Company's business may place a significant burden on the Company's management and its systems. See
"-- Acquisition and Development Activities". Such integration is subject to risks commonly encountered in making such acquisitions, including, among others, loss of key personnel of Insignia or Ambassador, the difficulty associated with assimilating the personnel and operations of Insignia and Ambassador, the disruption of the Company's ongoing business and acquisition strategy, the difficulty in maintaining uniform standards, controls, procedures and policies and the possible impairment of the Company's reputation. No assurance can be given that the anticipated benefits from the Insignia Merger or the Ambassador Merger will be realized, that the Company will be able to integrate such businesses successfully or that the Company will not be required to make expenditures to enhance its systems. Failure of the Company to integrate such businesses successfully could have a material adverse effect on the Company's results of operations. Substantial growth in the Company's portfolio as a result of recent and possible future acquisitions of businesses may involve similar burdens and risks.

ADVERSE CONSEQUENCES OF AIMCO'S FAILURE TO ACQUIRE IPT

     The Insignia Merger Agreement provides that following consummation of the Insignia Merger, AIMCO is required to propose to acquire (by merger) all IPT Shares not owned by Insignia and its subsidiaries. If AIMCO is unable to complete such acquisition in a timely manner, it may need to restructure its operations to continue to satisfy certain income related REIT requirements. Such restructuring may include the manner in which it holds certain assets that it will acquire in the Insignia Merger or its compensation under certain management agreements. Such restructuring could adversely affect the qualification of the Distribution and Insignia Merger as tax-free transactions under the Code.

POSSIBLE CONFLICT OF INTERESTS; TRANSACTIONS WITH AFFILIATES

     AIMCO and certain of its officers and/or directors have entered into, and may in the future enter into, certain types of transactions that may result in conflicts of interest between AIMCO and such officers and/or directors. These types of transactions include: the acquisition by AIMCO of property or assets from, or the sale by AIMCO of property or assets to, such officers and/or directors; making loans to or borrowing from such officers and/or directors, including in connection with the purchase of Class A Common Stock or the purchase of interests in the AIMCO Operating Partnership and other unconsolidated subsidiaries of AIMCO; investments by AIMCO in partnerships or other entities (such as the AIMCO Operating Partnership and such other unconsolidated subsidiaries) in which such officers and/or directors have a controlling equity interest or other form of ownership interest; and the purchase or sale of real estate or other assets by such officers and/or directors, where the acquisition of such real estate or assets is also a corporate opportunity for AIMCO. AIMCO has adopted certain policies designed to minimize or eliminate conflicts of interest between AIMCO and its officers and/or directors. Without the approval of a majority of the disinterested directors, AIMCO will not acquire from or sell to any director, officer or employee of AIMCO or any entity in which such director, officer or employee owns more than a 1% interest, or acquire from or sell to any affiliate of any of the foregoing persons, any assets or other property of AIMCO, make any loan to or borrow from any of the forgoing persons, or engage in any material transaction with the foregoing persons. In addition, AIMCO has entered into employment agreements with Messrs. Considine, Kompaniez and Ira which include provisions intended to eliminate or minimize potential conflicts of interest, and which provide that those persons will be prohibited from engaging directly or indirectly in the acquisition, development, operation or management of other multifamily apartment properties outside of AIMCO, except with respect to certain investments currently held by such persons, as to which investments those persons have committed to an orderly liquidation. There can be no assurance, however, that these policies will be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of AIMCO's stockholders as a whole. Furthermore, such policies are subject to change without the approval of stockholders of AIMCO.

     AIMCO presently manages its Managed Properties through PAMS Inc., PAMS LP and certain former subsidiaries of NHP (the "Management Subsidiaries"). In order to satisfy certain REIT requirements, the ownership of PAMS Inc. and certain other Management Subsidiaries consists of the AIMCO Operating Partnership holding non-voting preferred stock that represents a 95% economic interest, and certain officers and/or directors of AIMCO holding, directly or indirectly, all of the voting common stock, representing a 5% economic interest. In addition, PAMS LP provides property management services with respect to certain Managed Properties in which certain officers and/or directors of AIMCO have separate ownership interests. The fees for these services have been negotiated on an individual basis and typically range from 3% to 6% of gross receipts for the particular property. Although these arrangements were not negotiated on an arm's-length basis, AIMCO believes, based on comparisons to the fees charged by other real estate companies and by PAMS LP with respect to unaffiliated Managed Properties in comparable locations, that the terms of such arrangements are fair to AIMCO.

     AIMCO has entered into a Contribution Agreement with CK and the stockholders of CK to cause certain assets of AIMCO to be contributed to CK and to distribute all outstanding stock of CK to the stockholders of AIMCO. CK is a corporation wholly-owned by Terry Considine, AIMCO's Chairman and Chief Executive Officer, and Peter Kompaniez, AIMCO's President and Vice Chairman. It is AIMCO's intent to use CK as a vehicle for holding property and performing services that AIMCO is limited or prohibited from holding or providing due to AIMCO's election to be taxed as a REIT. AIMCO is finalizing which assets will be contributed to CK. Any transfer of assets or services to CK will be at market rates and approved by the independent members of the AIMCO Board, and if market rates are difficult to ascertain, the pricing will favor AIMCO. It is anticipated that the assets to be contributed to CK will be immaterial compared to total assets held by AIMCO. No prediction can be made whether or when any spinoff to AIMCO stockholders will occur.

DEBT FINANCING AND INTEREST RATE HEDGING RISKS

     AIMCO and its subsidiaries, and partnerships in which a subsidiary of AIMCO is a general partner, have significant amounts of debt outstanding and, accordingly, are subject to the risks normally associated with debt financing, including the risk that its cash flow from operations will be insufficient to make required payments of principal and interest, the risk that existing indebtedness, including secured indebtedness, may not be refinanced or that the terms of any refinancing will not be as favorable as the terms of existing indebtedness. As of March 31, 1998, 94% of AIMCO's Owned Properties and 56% of its total assets were encumbered by debt, and AIMCO had total outstanding consolidated indebtedness of $811.5 million, all of which was secured by Owned Properties and other assets. The WMF Credit Facility and the BOA Credit Facility (collectively, the "Credit Facilities") restrict AIMCO's ability to effect certain mergers, business consolidations and asset sales, imposes minimum net worth requirements, and requires AIMCO to maintain a ratio of debt to gross asset value of no more than 0.55:1, an interest coverage ratio of at least 2.25:1 and a debt service coverage ratio of at least 2.00:1. The BOA Credit Facility limits AIMCO from distributing more than 80% of funds from operations. Failure to perform or observe covenants or conditions under an intracompany subordination agreement entered into in connection with the BOA Credit Facility and events of default resulting in acceleration under AIMCO's other financing arrangements, among other events, are considered defaults under the BOA Credit Facility. General Motors Acceptance Corporation has made loans (the "GMAC Loans"), with an aggregate outstanding principal balance of $386.9 million at March 31, 1998, to property owning partnerships in which a subsidiary of AIMCO is the general partner, each of which is secured by the underlying Owned Property of such partnership. Certain of the GMAC Loans, having an aggregate balance of

$146.4 million outstanding as of March 31, 1998, are cross-collateralized with certain other GMAC Loans, and certain loans currently held by Fannie Mae, having an aggregate balance of $66.9 million outstanding as of March 31, 1998, are cross-collateralized and cross-defaulted with certain other Fannie Mae loans. Other than certain GMAC Loans and Fannie Mae loans and the properties securing the WMF Credit Facility, none of AIMCO's debt is subject to cross-collateralization or cross-default provisions. AIMCO's Articles of Incorporation, as amended and supplemented from time to time (the "AIMCO Charter"), do not limit the amount of indebtedness which may be incurred by AIMCO and its subsidiaries.

     Concurrently with the closing of the Ambassador Merger, the AIMCO Operating Partnership executed a guaranty in favor of Fannie Mae (the "Global Guaranty") pursuant to which the AIMCO Operating Partnership guaranteed payment of the obligations under certain of the Fannie Mae loans and the WMF Credit Facility. The obligations of the AIMCO Operating Partnership under the Global Guaranty are limited to the amount of excess cash flow generated by the 74 properties securing the loans guaranteed pursuant to the Global Guaranty. The Global Guaranty is secured by certain cash collection accounts and a letter of credit.

     As of March 31, 1998 and May 31, 1998, approximately 93% and 88%, respectively, of AIMCO's total consolidated indebtedness was subject to fixed interest rates and approximately 7% and 12%, respectively (approximately $54.8 million and $157.3 million, respectively), was subject to variable interest rates. Although, as described below, AIMCO has certain hedging arrangements in place, increases in interest rates could increase AIMCO's interest expense and adversely affect cash flow. AIMCO from time to time enters into agreements to reduce the risks associated with increases in short term interest rates. Although these agreements provide AIMCO with some protection against rising interest rates, these agreements also reduce the benefits to AIMCO when interest rates decline.

     From time to time, AIMCO enters into interest rate lock agreements with major investment banking firms, in anticipation of refinancing debt. Interest rate lock agreements related to planned refinancings of identified variable rate indebtedness are accounted for as anticipatory hedges. Upon the refinancing of such indebtedness, any gain or loss associated with the termination of the interest rate lock agreement is deferred and recognized over the life of the refinanced indebtedness. In order for the interest rate lock to qualify as an anticipatory hedge, the following criteria must be met: (a) the refinance being hedged exposes AIMCO to interest rate risk; (b) the interest rate lock is designated as a hedge; (c) the significant characteristics and expected terms of the refinance are identified; and (d) it is probable that the refinance will occur. AIMCO believes that all four of the above qualifications have been met. In the event that any of the above qualifications are not met, the interest rate lock will not qualify as an anticipatory hedge, and the gain or loss on the interest rate lock will be recognized in the current period's earnings. In September 1997, AIMCO entered into an interest rate lock agreement having a notional principal amount of $75.0 million, in anticipation of refinancing certain floating rate indebtedness. The interest rate lock agreement fixed the ten-year treasury rate at 6.294%. An unrealized loss of approximately $3.5 million relating to the hedge has been deferred as of March 31, 1998. Subsequent to March 31, 1998, AIMCO refinanced certain mortgage indebtedness relating to 10 real estate partnerships, and realized losses of approximately $3.9 million, which have been deferred and will be amortized over the life of the refinanced debt. These losses, when amortized, will result in effective interest rates of 7.0% over the life of the refinanced debt. There can be no assurance that the above described indebtedness will be refinanced or that AIMCO will be able to enter into other hedging arrangements to replace the hedge.

     Interest rate hedging arrangements may expose AIMCO to certain risks. Interest rate movements during the term of interest rate hedging arrangements may result in a gain or loss on AIMCO's investment in the hedging arrangement. In addition, if a hedging arrangement is not indexed to the same rate as the indebtedness that is hedged, AIMCO may be exposed to losses to the extent that the rate governing the indebtedness and the rate governing the hedging arrangement change independently of each other. Finally, nonperformance by the other party to the hedging arrangement may result in credit risks to AIMCO. In order to minimize counterparty credit risk, AIMCO's policy is to enter into hedging arrangements only with large financial institutions that maintain an investment grade credit rating.

     In December 1997, AIMCO refinanced certain secured long-term notes payable in order to obtain more favorable interest rates. In anticipation of the refinancing, AIMCO entered into a $100 million interest rate lock agreement, which fixed the interest rate at 7.053%. Upon maturity of the interest rate lock agreement, as a result of declining interest rates, AIMCO realized a loss of approximately $10.9 million, which was deferred and will be recognized over the life of the refinanced debt.

     On March 18, 1998, Moody's Investors Services ("Moody's") announced that it was reviewing for possible downgrade its "ba3" rating on Class C Preferred Stock and Class D Preferred Stock. Moody's expressed concern that the acquisition of the Insignia Multifamily Business would increase AIMCO's leverage, which Moody's characterizes as "already high compared to its peers." Moody's subsequently reconfirmed its rating of the Class C Preferred Stock and the Class D Preferred Stock. On March 19, 1998, Duff & Phelps Credit Rating Co. ("DCR") placed its ratings of AIMCO on its "Rating Watch -- Uncertain" in response to the announcement that AIMCO will acquire the Insignia Multifamily Business. DCR has since reviewed AIMCO's operating and financing plan for combining the Ambassador and Insignia organizations and has removed AIMCO from its Rating Watch.

HOLDING COMPANY STRUCTURE

     The Class G Preferred Stock, as well as AIMCO's other outstanding series of Preferred Stock, are obligations exclusively of AIMCO. The principal asset of AIMCO is its interest in the AIMCO Operating Partnership and the operations of AIMCO are conducted almost exclusively through the AIMCO Operating Partnership and its subsidiaries. Accordingly, the cash flow and the consequent ability of AIMCO to satisfy its obligations and to make required dividend payments on the Class G Preferred Stock is dependent upon the earnings of the AIMCO Operating Partnership and its subsidiaries and the ability of the AIMCO Operating Partnership and its subsidiaries to distribute those earnings to AIMCO, whether by distributions, loans or otherwise. The payment of distributions or the making of loans to AIMCO may be subject to statutory or contractual limitations, are dependent upon the earnings of such subsidiaries and are subject to various business considerations. In connection with the Offering, the net proceeds of the Offering will be contributed to the AIMCO Operating Partnership in exchange for a preferred interest in the AIMCO Operating Partnership in respect of which distributions will be paid at the same rates and at the same times as the dividends on the Class G Preferred Stock. However, the Credit Facilities taken together provide, and any future credit agreement would be expected to provide, that the AIMCO Operating Partnership may not make any distributions to AIMCO if the AIMCO Operating Partnership is in default under the Credit Facilities or if the aggregate distributions exceed certain specified levels. Any right of AIMCO to receive assets of the AIMCO Operating Partnership and as subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Class G Preferred Stock to participate in those assets) will be effectively subordinated to the claims of the AIMCO Operating Partnership and its subsidiaries' creditors, except to the extent that AIMCO is recognized as a creditor of the AIMCO Operating Partnership or such subsidiaries, in which case the claims would still be subordinate to any security interest in the assets of the AIMCO Operating Partnership or such subsidiaries and to any indebtedness or other obligations of the AIMCO Operating Partnership or such subsidiaries that are senior to the interest held by AIMCO.

INVESTMENT IN AND MANAGEMENT OF REAL ESTATE

     General. Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend on the amount of income generated and expenses incurred. The Company's income from its Owned Properties and Equity Properties may be adversely affected by the general economic climate, local conditions such as oversupply of apartments or a reduction in demand for apartments in the area, the attractiveness of the properties to tenants, competition from other available apartments, the ability of the Company to provide adequate maintenance and insurance, and increases in operating costs (including real estate taxes). The Company's income from its Owned Properties and Equity Properties would also be adversely affected if a significant number of tenants were unable to meet their rent payment obligations when due or if apartments could not be rented on favorable terms. Certain significant expenditures associated with real property investments (such as debt service, real estate taxes and maintenance costs) generally are not reduced when circumstances cause a reduction in income from the investments. In addition, income from properties and real estate values are also affected by such factors as applicable laws, including tax laws, interest rate levels and the availability of financing. If the Company's Owned Properties and Equity Properties do not generate income sufficient to meet operating expenses, including debt service and capital expenditures, the Company's income, and AIMCO's ability to pay dividends to holders of Class G Preferred Stock, will be adversely affected. Many of the factors that could adversely affect the Company's income from its Owned Properties and Equity Properties could also adversely affect the Company's income from its Managed Properties by reducing gross receipts for such properties.

     Illiquidity of Real Estate. Investments in real estate or partnerships which own real estate may be illiquid. As a result, the Company may be unable to vary its portfolio promptly in response to changes in economic or other conditions. In addition, the Code may limit the ability of AIMCO, as a REIT, to sell properties held for fewer than four years.

     Operating Risks. The AIMCO Properties are subject to operating risks common to apartment properties in general. These risks may adversely affect the Company's cash flow from operations. For example, increases in unemployment in the areas in which the AIMCO Properties are located may adversely affect apartment occupancy or rental rates and it may not be possible to offset increases in operating costs due to inflation and other factors by increased rents. Local rental market characteristics also limit the extent to which rents may be increased without decreasing occupancy rates.

     Competition. There are numerous housing alternatives that compete with the AIMCO Properties in attracting residents. Such properties compete directly with other rental apartments and single family homes that are available for rent in the markets in which such properties are located. Such properties also compete for residents with new and existing homes and condominiums. The ability of the Company to lease apartment units and the level of rents charged is determined in large part by the number of competitive properties in the local market. Numerous real estate companies compete with the Company in each of its market areas in acquiring developing and managing apartment properties and seeking tenants to occupy their properties and the Company's market share is small in each of its market areas. In addition, numerous property management companies compete with the Company in the markets where the Managed Properties are located.

     Change in Laws. Changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions, as well as changes in laws affecting development, construction and safety requirements, may result in significant unanticipated expenditures which would adversely affect the Company's cash flow from operating activities. In addition, future enactment of rent control or rent stabilization laws or other laws regulating multifamily housing may reduce, or limit the ability of the Company to increase rental revenue or increase operating costs in particular markets.

     Possible Environmental Liabilities. Under Federal, state and local environmental laws and regulations, a current or previous owner or operator of real property may be required to investigate and clean up a release of hazardous substances at such property, and may, under such laws and common law, be held liable for property damage and other costs incurred by third parties in connection with such releases. The liability under certain of these laws has been interpreted to be joint and several unless the harm is divisible or there is a reasonable basis for allocation of responsibility. The failure to remediate the property properly may also adversely affect the owner's ability to sell or rent the property or to borrow using the property as collateral. In connection with its ownership, operation or management of the AIMCO Properties, the Company could be potentially liable for environmental liabilities or costs associated with its properties or properties it may in the future acquire or manage.

     Certain Federal, state and local laws and regulations govern the removal, encapsulation or disturbance of asbestos-containing materials ("ACMs") when those materials are in poor condition or in the event of building remodeling, renovation or demolition; impose certain worker protection and notification requirements and govern emissions of and exposure to asbestos fibers in the air. These laws also impose liability for a release of ACMs and may enable third parties to seek recovery from owners or operators of real properties for personal injury associated with ACMs. In connection with the ownership, operation or management of properties, the Company could be potentially liable for those costs. There are ACMs at certain of the Owned

Properties, and there may be ACMs at certain of the other AIMCO Properties. The Company has developed and implemented operations and maintenance programs, as appropriate, that establish operating procedures with respect to the ACMs at most of the Owned Properties, and intends to develop and implement, as appropriate, such programs at AIMCO Properties that do not have such programs.

     Certain of the Owned Properties, and some of the other AIMCO Properties, are located on or near properties that contain or have contained underground storage tanks or on which activities have occurred which could have released hazardous substances into the soil or groundwater. There can be no assurances that such hazardous substances have not been released or have not migrated, or in the future will not be released or will not migrate, onto the AIMCO Properties. Such hazardous substances have been released at certain Owned Properties and, in at least one case, have migrated from an off-site location onto the Company's property. In addition, the Company's Montecito property in Austin, Texas, is located adjacent to, and may be partially on, land that was used as a landfill. Low levels of methane and other landfill gas have been detected at Montecito. The City of Austin (the "City"), the former landfill operator, has assumed responsibility for conducting all investigation and remedial activities to date associated with the methane and other landfill gas. The remediation of the landfill gas is now substantially complete and the Texas Natural Resources Conservation Commission ("TNRCC") has preliminarily approved the methane gas remediation efforts. Final approval of the site and the remediation process is contingent upon the results of continued methane gas monitors to confirm the effectiveness of the remediation efforts. Should further actionable levels of methane gas be detected, the City may implement a proposed contingency plan of passive methane gas venting. The City has also conducted testing at Montecito to determine whether, and to what extent, groundwater has been impacted. Based on test reports received to date by the Company, the groundwater does not appear to be contaminated at actionable levels. The Company has not incurred, and does not expect to incur, liability for the landfill investigation and remediation. However, in connection with the present raising of four of its buildings in order to install stabilizing piers under the building slabs, the Company has relocated some of its tenants and has installed a venting system according to the TNRCC's specifications. The restabilization was substantially completed as of January 1998, at a total cost of approximately $550,000. The City will be responsible for monitoring the conditions at the Montecito property.

     All of the Owned Properties were subject to Phase I, or similar environmental audits by independent environmental consultants prior to acquisition. The audits did not reveal, nor is the Company aware of, any environmental liability relating to such properties that would have a material adverse effect on the Company's business, assets or results of operations. However, such audits involve a number of judgements and it is possible that such audits did not reveal all environmental liabilities or that there are material environmental liabilities of which the Company is unaware. In addition, the Managed Properties and Equity Properties may not have been subject to Phase I or similar environmental audits by independent environmental consultants. While the Company is not aware of any environmental liability that it believes would have a material adverse effect on its business, financial condition or results of operations relating to the Managed Properties and Equity Properties, for which audits are not available, there can be no assurance that material environmental liabilities of which the Company is unaware do not exist at such properties.

     In October 1997, NHP received a letter (the "EPA Letter") from the U.S. Department of Justice ("DOJ") which stated that the U.S. Environmental Protection Agency ("EPA") has requested that the DOJ file a lawsuit against NHP alleging, among other things, that NHP violated the Clean Air Act, the National Recycling and Emissions Reduction Programs and associated regulations in connection with the employment of certain unlicensed personnel, maintenance and disposal of certain refrigerants, and record-keeping practices at two properties. A settlement in principle between NHP and EPA has been reached whereby NHP has agreed to pay a fine of less than $100,000, permit EPA to audit 40 NHP properties with respect to their use and disposal of such refrigerants, and continue to provide training to all maintenance workers with respect to the disposal of such refrigerants. A formal settlement agreement is expected to be executed in 1998. It is possible that the future EPA audits agreed to in the settlement could result in additional allegations by EPA of violations at such properties; however, based on the terms of the settlement agreement with DOJ, the Company anticipates that the fines, if any, resulting from such audits will be nominal.

     Restrictions Imposed by Laws Benefiting Disabled Persons. Under the Americans with Disabilities Act of 1990 (the "ADA"), all places of public accommodation are required to meet certain Federal requirements related to access and use by disabled persons. These requirements became effective in 1992. A number of additional Federal, state and local laws exist which also may require modifications to the Owned Properties, or restrict certain further renovations thereof, with respect to access thereto by disabled persons. For example, the Fair Housing Amendments Act of 1988 (the "FHAA") requires apartment properties first occupied after March 13, 1990 to be accessible to the handicapped. Noncompliance with the ADA or the FHAA could result in the imposition of fines or an award of damages to private litigants and also could result in an order to correct any non-complying feature, which could result in substantial capital expenditures. Although management of AIMCO believes that the Owned Properties are substantially in compliance with present requirements, if the Owned Properties are not in compliance, the Company is likely to incur additional costs to comply with the ADA and FHAA.

     Loss of Revenue Due to Termination or Other Loss of Property Management Agreements. AIMCO and Insignia are dependent upon revenue received for services performed under property management agreements relating to properties owned by third parties. For the year ended December 31, 1997, AIMCO and Insignia derived approximately 2% and 15%, respectively, of their gross revenues from management of properties owned by third parties. Risks associated with the management of properties owned by third parties include risks that management contracts will be terminated by the property owner or will be lost in connection with a sale of the property, contracts may not be renewed upon expiration or may not be renewed on terms consistent with current terms, and rental revenues upon which management fees are based will decline as a result of general real estate market conditions or other factors and result in decreases in management fees. If significant numbers of contracts are terminated or are not renewed, net income from fee management operations could be adversely affected. Contracts with unaffiliated third parties are for terms ranging from 30 days to 5 years, with most contracts being terminable within one year or less. In general, management contracts may be terminated or otherwise lost as a result of a number of factors, many of which are beyond the control of AIMCO and Insignia, including:
(i) disposition of the property by the owner in the ordinary course or as a result of financial distress of the property owner; (ii) the property owner's determination that AIMCO's or Insignia's management of the property is unsatisfactory; (iii) willful misconduct, gross negligence or other conduct by the manager that constitutes grounds for termination under such contracts; or
(iv) with respect to certain affordable properties, termination of such contracts by United States Department of Housing and Urban Development ("HUD") or state housing finance agencies, generally at their discretion.

     Risks Relating to Regulation of Affordable Housing. As of March 31, 1998, the Managed Properties included 68,264 affordable units in 460 properties. In addition, AIMCO owns interests in 55,546 affordable units. A substantial portion of the affordable properties, and some conventional properties in which AIMCO owns interests, were built or acquired by the owners with the assistance of programs administered by HUD that provide mortgage insurance, favorable financing terms, or rental assistance payments to the owners. As a condition to the receipt of assistance under these and other HUD programs, the properties must comply with various HUD requirements, which typically include limits on rents to amounts approved by HUD. HUD approval is required before the Company may be appointed as manager of additional HUD-assisted properties. There can be no assurance that HUD approval will be received with respect to any particular action for which it is required. In addition to the effects of HUD regulation on the Company as a manager of affordable properties, the business of the Company may be indirectly affected by regulations generally applicable to the entities owning affordable properties. In particular, HUD limits the rents that may be charged on certain HUD-assisted properties to approved amounts. If permitted rents on a property are insufficient to cover costs, a sale of the property may become necessary, which would result in a loss of management fee revenue. As of March 31, 1998, and in addition to the 441 HUD-assisted properties, the Company managed 19 properties that receive assistance from agencies other than HUD or are subject to regulation by agencies other than HUD. Such revenues comprise less than 9% of the Company's revenues.

     Certain of the properties owned or managed by Insignia are subject to agreements which require the consent of HUD prior to the transfer of the right to manage such properties. Such agreements generally define a transfer of management such that the Insignia Merger would require advanced approval of HUD. The

Insignia Merger requires AIMCO to file or cause to be filed with HUD any documents required to be filed under any applicable law or the rules and regulations of HUD (collectively, the "HUD Rules") with respect to the Insignia Merger, to use all commercially reasonable efforts to make such filings in a timely manner, and requires Insignia to make reasonable efforts to assist AIMCO, upon request, in obtaining any necessary approvals of HUD. If an approval of HUD necessary to transfer a property from Insignia to AIMCO in the Insignia Merger ("HUD Approval") is not obtained on or prior to the effective time of the Insignia Merger. Holdings will use its reasonable efforts to cause the officers of IPT to continue to serve in such capacities for purposes of supervising all entities having an ownership interest in entities which own HUD-assisted or HUD-insured properties (the "HUD Properties") and Insignia Residential Group, L.P. or its general partner with respect to the management of all HUD Properties, until such approval is obtained. All funds received from the HUD Properties shall be placed in escrow until such time as either (i) HUD Approval is obtained, or (ii) AIMCO directs the escrow agent to release the escrowed funds. The receipt of any required HUD Approval is not a condition to the obligations of any party to consummate the Insignia Merger. There can be no assurance that all necessary HUD Approvals will be obtained prior to the satisfaction of the conditions to the closing of the Insignia Merger. While there can be no assurance, AIMCO believes that failure to transfer such properties to AIMCO in the Insignia Merger will not result in a material impact on AIMCO's results of operations or financial condition.

     HUD Enforcement and Limited Denials of Participation. Under its regulations, HUD has the authority to suspend or deny property owners and managers from participation in HUD programs with respect to additional assistance within a geographic region through imposition of a limited denial of participation ("LDP") by any HUD office or nationwide for violations of HUD regulatory requirements. In March 1997, HUD announced its intention to step up enforcement against property owners and managers who violate their agreements with HUD, and, in July 1997, HUD announced the creation of a new department-wide enforcement division. In June 1997, the St. Louis HUD field office issued an LDP to NHP as a result of a physical inspection and mortgage default at one property owned and managed by NHP-related companies. The LDP suspended NHP's ability to manage or acquire additional HUD-assisted properties in eastern Missouri through June 24, 1998. The Company has proposed a settlement agreement with HUD which includes aggregate payments to HUD of approximately $485,000 and withdrawal of the LDP as of its date of issuance. The Company believes a settlement will be executed in the near future. Because an LDP is prospective, existing HUD agreements are not affected, so an LDP is not expected to result in the loss of management service revenue from or to otherwise affect properties that the Company currently manages in the subject regions. In addition, the Company is resolving concerns raised by two other HUD field offices. If HUD were to disapprove AIMCO as property manager for one or more affordable properties, AIMCO's and NHP's ability to obtain property management revenues from new affordable properties may be impaired.

     HUD monitors the performance of properties with HUD-insured mortgage loans. HUD also monitors compliance with applicable regulations, and takes performance and compliance into account in approving management of additional HUD-assisted properties. In this regard, since July 1988, 29 HUD-assisted properties owned or managed by NHP or NHP-related companies have defaulted on non-recourse HUD insured mortgage loans. Eight of these 29 properties are currently managed by NHP. An additional six properties owned or managed by NHP have received unsatisfactory performance ratings. As a result of the defaults and unsatisfactory ratings, a national HUD office must review any application by AIMCO to act as property manager or owner for additional HUD-assisted properties. The national HUD office has consistently approved NHP's applications to manage new properties, and AIMCO received HUD clearance to acquire its interests in NHP and the NHP-related companies. AIMCO believes that it enjoys a good working relationship with HUD and that the national office will continue to apply the clearance process to large management portfolios such as AIMCO's with discretion and flexibility. While there can be no assurance, AIMCO believes that the unsatisfactory reviews and the mortgage defaults will not have a material impact on its results of operations or financial condition.

     In October 1997, NHP received a subpoena from the Inspector General of HUD requesting documents relating to any arrangement whereby NHP or any of its affiliates provides or has provided compensation to owners of HUD multifamily projects in exchange for or in connection with property management of a HUD project. AIMCO believes that other owners and managers of HUD projects have received similar subpoenas.

Documents relating to certain of NHP's acquisitions of property management rights for HUD projects may be responsive to the subpoena. AIMCO and NHP are in the process of complying with the subpoena and have provided certain documents to the Inspector General, without conceding that they are responsive to the subpoena. AIMCO believes that NHP's operations are in compliance, in all material respects, with all laws, rules and regulations relating to HUD-assisted or HUD-insured properties. Effective February 13, 1998, counsel for NHP and the U.S. Attorney for the Northern District of California entered into a Tolling Agreement related to certain civil claims the government may have against NHP. Although no action has been initiated against NHP or AIMCO or, to AIMCO's knowledge, any owner of a HUD property managed by NHP or AIMCO, if any such action is taken in the future, it could ultimately affect existing arrangements with respect to HUD projects or otherwise have a material adverse effect on the results of operations of AIMCO.

     Uncertainty Regarding Status of Federal Subsidies. AIMCO owns and/or manages apartment units that are subsidized under Section 8 of the United States Housing Act of 1937, as amended ("Section 8"). These subsidies are generally provided pursuant to project-based Housing Assistance Payment Contracts ("HAP Contracts") between HUD and the owners of the properties or, with respect to a limited number of units managed by AIMCO and Insignia, pursuant to vouchers received by tenants. On October 27, 1997, the President of the United States signed into law the Multifamily Assisted Housing Reform and Affordability Act of 1997 (the "1997 Housing Act"). Under the 1997 Housing Act, the mortgage financing and HAP Contracts of certain properties assisted under Section 8, with rents above market levels and financed with HUD-insured mortgage loans, will be restructured by reducing subsidized rents to market levels, thereby reducing rent subsidies, and lowering required debt service payments as needed to ensure financial viability at the reduced rents and subsidy levels. The 1997 Housing Act retains project-based subsidies for most properties (properties in rental markets with limited supply, properties serving the elderly and certain other properties).

     The 1997 Housing Act phases out project-based subsidies on selected properties serving families not located in rental markets with limited supply, converting such subsidies to a tenant-based subsidy. Under a tenant-based system, rent vouchers would be issued to qualified tenants who then could elect to reside at properties of their choice, provided such tenants have the financial ability to pay the difference between the selected properties' monthly rent and the monthly value of the vouchers, which would be established based on HUD's regulated fair market rent for the relevant geographical areas. The 1997 Housing Act provides that properties will begin the restructuring process in Federal fiscal year 1999 (beginning October 1, 1998), and that HUD will issue final regulations implementing the 1997 Housing Act on or before October 27, 1998. Congress has elected to renew HAP Contracts expiring before October 1, 1998 for one-year terms, generally at existing rent levels, so long as the properties remain in compliance with the HAP Contracts. While AIMCO does not expect the provisions of the 1997 Housing Act to result in a significant number of tenants relocating from properties managed by AIMCO, there can be no assurance that the provisions will not significantly affect AIMCO's management portfolio. Furthermore, there can be no assurance that other changes in Federal housing subsidy policy will not occur. Any such changes could have a material adverse effect on AIMCO's property management revenues.

ACQUISITION AND DEVELOPMENT ACTIVITIES

     The Company has engaged in, and intends to continue to engage in, the selective acquisition, development and expansion of multi-family apartment properties. In the ordinary course of business, the Company engages in discussions and negotiations regarding the acquisition of apartment properties or interests in entities that own apartment properties. The Company frequently enters into contracts and nonbinding letters of intent with respect to the purchase of properties. These contracts are typically subject to certain conditions and permit the Company to terminate the contract in its sole and absolute discretion if it is not satisfied with the results of its due diligence investigation of the properties. The Company believes that such contracts essentially result in the creation of an option on the subject properties and give the Company greater flexibility in seeking to acquire properties. As of June 12, 1998, the Company had under contract or letter of intent an aggregate of 55 multi-family apartment properties with a maximum aggregate purchase price of $667 million, including estimated capital improvements, which, in some cases, may be paid in the form of assumption of existing debt. All such contracts are subject to termination by the Company as described above. No assurance can be given that any of these possible acquisitions will be completed or, if completed, that they will be accretive on a per share basis.

     In addition to general investment risks associated with any new investment, acquisitions entail risks that such investments will fail to perform in accordance with expectations, including projected occupancy and rental rates, management fees and the costs of property improvements, along with integration related risks. Risks associated with redevelopment and expansion of properties include the risks that development opportunities may be abandoned; that construction costs of a property may exceed original estimates, possibly making the property uneconomical; that occupancy rates and rents at a newly completed property may not be sufficient to make the property profitable; that construction and permanent financing may not be available on favorable terms; and that construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs. Development activities are also subject to risks relating to any inability to obtain, or delays in obtaining, necessary zoning, land-use, building, occupancy, and other governmental permits and authorizations. See also "-- Integration of Insignia, Ambassador and Other Acquired Businesses."

     The Company also has engaged in, and intends to continue to engage in, the selective acquisition of, or investment in, companies that own or manage apartment properties or own general or limited partnership or other interests therein, including tender offers for limited partnership interests. Risks associated with the Company's past and future acquisitions of general partnership interests, and tender offers for outstanding limited partnership interests, include the risks that the general partner will be subject to allegations (including legal actions) of, or will be otherwise liable for, breaches of fiduciary duty to the limited partners of such partnership and that the assets of the general partner may be subject to claims by creditors of the partnership if the partnership becomes insolvent. See "-- English Litigation."

ENGLISH LITIGATION

     In November 1996, the Company acquired (the "English Acquisition") certain partnership interests, real estate and related assets from J.W. English, a Houston, Texas-based real estate syndicator and developer, and certain affiliated entities (collectively, the "J.W. English Companies"). In the English Acquisition, the Company purchased all of the general and limited partnership interests owned by the J.W. English Companies in 22 limited partnerships which act as the general partner to 31 limited partnerships (the "English Partnerships") that own 22 apartment properties and other assets and interests related to the J.W. English Companies, and assumed management of the properties owned by the English Partnerships. The Company made separate tender offers (the "English Tender Offers") to the limited partners of 25 of the English Partnerships (the "Tender Offer English Partnerships").

     In November 1996, purported limited partners of certain of the Tender Offer English Partnerships filed a purported class action lawsuit against the Company and J.W. English in the U.S. District Court for the Northern District of California (the "Federal Action"), alleging, among other things, that the Company conspired with J.W. English to breach his fiduciary duty to the plaintiffs, and that the offering materials used by the Company in connection with the English Tender Offers contained misleading statements or omissions. The Federal Action was voluntarily dismissed, without prejudice, in favor of another purported class action filed in May 1997 by limited partners of certain of the Tender Offer English Partnerships and six additional English Partnerships. Two complaints were filed in the Superior Court of the State of California (the "California Actions") against the Company and the J.W. English Companies, alleging, among other things, that the consideration the Company offered in the English Tender Offers was inadequate and designed to benefit the J.W. English Companies at the expense of the limited partners, that certain misrepresentations and omissions were made in connection with the English Tender Offers, that the Company receives excessive fees in connection with its management of the properties owned by the English Partnerships, that the Company continues to refuse to liquidate the English Partnerships and that the English Acquisition violated the partnership agreements governing the English Partnerships and constituted a breach of fiduciary duty.

     In addition to unspecified compensation and exemplary damages, the original complaints in the California Actions sought an accounting, a constructive trust on the assets and monies acquired by the English defendants in connection with the English Acquisition, a court order removing the Company from management of the English Partnerships and/or ordering disposition of the properties and attorneys fees, expert fees and other costs. The Company intends to vigorously defend itself in connection with these actions. The Company believes it is entitled to indemnity from the J.W. English Companies, subject to certain exceptions. Failure by the Company to prevail in the California Actions or to receive indemnification could have a material adverse effect on the Company's financial condition and results of operations.

     On August 4, 1997, the Company filed demurrers to both complaints in the California Actions. At a hearing on the demurrers on January 9, 1998, the court granted the Company's demurrers to each of the three causes of action against it in the two complaints, with leave to amend.

     On February 25, 1998, the plaintiffs filed a consolidated amended class and derivative complaint for damages (the "Consolidated Amended Complaint"). The Consolidated Amended Complaint has added as defendants the general partners of the English Partnerships and dropped certain defendants, including AIMCO/PAM Properties, L.P. The Consolidated Amended Complaint seeks compensatory and punitive damages and alleges six causes of action for breach of fiduciary duty (two separate causes of action), for an accounting, breach of the implied covenant of good faith and fair dealing, and for inducing breach of contract. Plaintiffs have also added allegations of alleged wrongful conduct in connection with the AIMCO Operating Partnership's second group of tender offers commenced in late 1997. On March 27, 1998, the remaining AIMCO defendants and the general partners of the English Partnerships filed demurrers to the Consolidated Amended Complaints. On May 22, 1998, the demurrers were overruled. Trial is scheduled to begin on October 5, 1998. The defendants intend to defend the action vigorously.

     California Class Action. On March 24, 1998, certain persons claiming to own limited partner interests in several partnerships managed by Insignia affiliates (the "Insignia Partnerships") filed the California Class Action against Insignia, the General Partners, AIMCO, certain persons and entities who purportedly formerly controlled the General Partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. With respect to AIMCO, plaintiffs allege that (i) AIMCO aided and abetted Insignia's alleged breach of fiduciary duty in connection with Insignia's agreement to merge with AIMCO and (ii) AIMCO aided and abetted other alleged acts of mismanagement purportedly committed by the Insignia defendants. With respect to Insignia and the other defendants, plaintiffs allege purported violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the General Partners to AIMCO and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 25, 1998, AIMCO filed a demurrer to the complaint. Hearing on the matter is currently scheduled for August 6, 1998. The defendants intend to defend the action vigorously and AIMCO does not believe that the litigation will have a material impact on its financial condition or results of operations.

DEPENDENCE ON CERTAIN EXECUTIVE OFFICERS

     Although each of Messrs. Terry Considine, Peter K. Kompaniez and Steven D. Ira, officers and/or directors of the Company, has entered into an employment agreement with the Company, the loss of any of their services could have an adverse effect on the operations of the Company.

ADVERSE CONSEQUENCES OF FAILURE TO QUALIFY AS A REIT

     Qualification as a REIT involves the application of highly technical and complex provisions of the Code, for which there are only limited judicial or administrative interpretations, and the determination of various factual matters and circumstances not entirely within AIMCO's control. Although AIMCO believes, and it has received an opinion of Skadden, Arps, Slate, Meagher & Flom LLP to the effect, that it was organized, and has operated since July 29, 1994, the date of AIMCO's initial public offering, until the date of such opinion, in a manner so as to qualify as a REIT, no assurance can be given that AIMCO has been or will remain so qualified. The opinion of Skadden, Arps, Slate, Meagher & Flom LLP is based on, and conditioned upon, certain representations and covenants made by AIMCO as to factual matters, including representations and covenants regarding the nature of AIMCO's properties and the future conduct of its business in accordance with the requirements for qualification as a REIT under the Code as described in greater detail in "Certain Federal Income Tax Considerations." Such opinion is expressed as of its date and Skadden, Arps, Slate, Meagher & Flom LLP has no obligation to advise holders of the securities of the Company of any subsequent change in the matters stated, represented or assumed or any subsequent change in the applicable law. Moreover, the Company's qualification and taxation as a REIT depends upon the Company's ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code, the results of which have not and will not be reviewed by Skadden, Arps, Slate, Meagher & Flom LLP. Accordingly, no assurance can be given that the actual results of the Company's operation for any one taxable year has satisfied or will satisfy such requirements. An opinion of counsel is not binding on the Internal Revenue Service (the "IRS"), and no assurance can be given that the IRS will not challenge the Company's eligibility for taxation as a REIT. In addition, if the Insignia Merger is completed, AIMCO's qualification as a REIT will depend, in part, upon the qualification of IPT as a REIT. At the closing of the Insignia Merger, the parties will receive opinions from Akin, Gump, Strauss, Hauer & Feld, L.L.P., tax counsel to IPT, and Skadden, Arps, Slate, Meagher & Flom LLP, counsel to AIMCO concerning the continuing qualification of IPT and AIMCO respectively, as REITs following the Insignia Merger. The opinion of Skadden, Arps, Slate, Meagher & Flom LLP assumes the qualification of IPT as a REIT, and relies on the opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P. in this regard. Future tax legislation could adversely affect AIMCO's ability to operate as a REIT and no assurance can be given that any new legislation, regulations, administrative interpretations or court decisions would not change the tax laws with respect to AIMCO's qualification as a REIT or the Federal income tax consequences of such qualification. See "Certain Federal Income Tax Considerations."

     If, in any taxable year, AIMCO fails to qualify as a REIT, AIMCO would not be allowed a deduction for dividends paid to stockholders in computing its taxable income and would be subject to Federal income tax on its taxable income at corporate rates. As a result of the additional tax liability, AIMCO might need to borrow funds or liquidate certain investments on terms that may be disadvantageous to AIMCO in order to pay the applicable tax and AIMCO would not be compelled to make distributions under the Code. Unless entitled to relief under certain statutory provisions, AIMCO would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. Although AIMCO currently intends to operate in a manner designed to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause AIMCO to fail to qualify as a REIT or may cause the AIMCO Board to revoke its REIT election. In addition, if Insignia is subsequently determined to have earnings and profits in excess of that distributed to AIMCO prior to December 31, 1998, AIMCO would fail to qualify as a REIT. If AIMCO fails to qualify as a REIT, the agreement pursuant to which AIMCO issued its Class B Preferred Stock provides that the original purchaser may require AIMCO to repurchase such investor's Class B Preferred Stock, in whole or in part, at a price of $105 per share, plus accrued and unpaid dividends to the date of repurchase. Such investor acquired and currently owns 750,000 shares of Class B Preferred Stock. See "Certain Federal Income Tax Considerations."

POSSIBLE LEGISLATIVE OR OTHER ACTIONS AFFECTING REITS

     The rules dealing with Federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the Federal laws and interpretations thereof could adversely affect the tax consequences of an investment in AIMCO. For example, a proposal issued by President Clinton on February 2, 1998, if enacted into law, may adversely affect the ability of AIMCO to expand the present activities of its Management Subsidiaries. It cannot be predicted whether, when, in what forms, or with what effective dates, the tax laws applicable to AIMCO or an investment in AIMCO will be changed.

OWNERSHIP LIMIT

     In order for AIMCO to maintain its qualification as a REIT, not more than 50% of the value of its outstanding capital stock may be owned, directly or constructively, by five or fewer individuals or certain entities (as set forth in the Code). The AIMCO Charter limits direct or constructive ownership of shares of Class G Preferred Stock by any person such that the sum of (i) the aggregate value of the Class G Preferred Stock, and (ii) the aggregate value of all shares of any other Equity Stock owned by such person may not exceed 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the aggregate value of all outstanding shares of Equity Stock. The constructive ownership rules are complex and may cause shares of AIMCO's Equity Stock owned directly or constructively by a group of related individuals or entities to be constructively owned by one individual or entity. A transfer of shares to a person who, as a result of the transfer, violates the limit on ownership described above may be void under some circumstances or may be transferred to a trust, for the benefit of one or more qualified charitable organizations designated by AIMCO, with the included transferee having only a right to share (to the extent of the transferee's original purchase price for such shares) in proceeds from the trust's sale of such shares.

                                USE OF PROCEEDS

     AIMCO intends to contribute the net proceeds from the sale of the Class G
Preferred Stock (estimated to be $     million ($     million if the
Underwriters' over-allotment option is exercised in full)) to the AIMCO Operating Partnership in exchange for a preferred interest in the AIMCO Operating Partnership. The terms of such preferred interest will be substantially equivalent to the economic terms of the Class G Preferred Stock. The AIMCO Operating Partnership intends to use the amounts received from AIMCO
to repay $     million of indebtedness outstanding under the BOA Credit
Facility, which indebtedness bears interest at a rate of      % at July   , 1998
and matures on January 26, 2000 (unless otherwise extended). The remaining
$     million will be used for general business purposes.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                                 HISTORICAL
                          ----------------------------------------------------------------------------------------
                                                                                                 AIMCO
                                                                                           PREDECESSORS (1)
                                                   AIMCO                             -----------------------------
                          --------------------------------------------------------
                          FOR THE THREE       FOR THE YEARS                          FOR THE PERIOD
                          MONTHS ENDED            ENDED            FOR THE PERIOD      JANUARY 1,       FOR THE
                            MARCH 31,         DECEMBER 31,        JANUARY 10, 1994    1994 THROUGH     YEAR ENDED
                          -------------   ---------------------   TO DECEMBER 31,       JULY 28,      DECEMBER 31,
                          1998    1997    1997    1996    1995          1994            1994(3)           1993
                          -----   -----   -----   -----   -----   ----------------   --------------   ------------
Ratio of earnings to
 fixed charges(2).......  2.2:1   1.6:1   2.3:1   1.6:1   2.1:1        5.8:1              N/A            1.2:1
Ratio of earnings to
 combined fixed charges
 and preferred stock
 dividends(4)(5)........  1.7:1   1.6:1   2.2:1   1.6:1   1.5:1        2.0:1              N/A            1.2:1


                              PRE-INSIGNIA MERGER              INSIGNIA MERGER
                                  PRO FORMA(6)                   PRO FORMA(7)
                          ----------------------------   ----------------------------
                          FOR THE THREE                  FOR THE THREE
                          MONTHS ENDED     YEAR ENDED    MONTHS ENDED     YEAR ENDED
                            MARCH 31,     DECEMBER 31,     MARCH 31,     DECEMBER 31,
                              1998            1997           1998            1997
                          -------------   ------------   -------------   ------------
Ratio of earnings to
 fixed charges(2).......      1.9:1          1.9:1           1.6:1          1.8:1
Ratio of earnings to
 combined fixed charges
 and preferred stock
 dividends(4)(5)........      1.6:1          1.6:1           1.3:1          1:5.1

---------------

(1) On July 29, 1994, AIMCO completed its IPO of 9,075,000 shares of Class A Common Stock. On such date, the AIMCO Predecessors engaged in a business combination and consummated a series of related transactions which enabled AIMCO to continue and to expand the property management and related businesses of the AIMCO Predecessors.

(2) The ratio of earnings to fixed charges for AIMCO was computed by dividing earnings by fixed charges. For this purpose, "earnings" consists of income before minority interest plus fixed charges (other than any interest which has been capitalized); and "fixed charges" consists of interest expense (including amortization of loan costs) and interest which has been capitalized.

    The ratio of earnings to fixed charges for the AIMCO Predecessors was computed by dividing earnings by fixed charges. For this purpose, "earnings" consists of income (loss) before extraordinary items and income taxes plus fixed charges and "fixed charges" consists of interest expense (including amortization of loan costs).

(3) The earnings of the AIMCO Predecessors for the period from January 1, 1994 to July 28, 1994 were inadequate to cover fixed charges by $1,463,000.

(4) The ratio of earnings to combined fixed charges and preferred stock dividends for AIMCO was computed by dividing earnings by the total of fixed charges and preferred stock dividends. For this purpose, "earnings" consists of income before minority interest plus fixed charges (other than any interest which has been capitalized); "fixed charges" consists of interest expense (including amortization of loan costs) and interest which has been capitalized; and "preferred stock dividends" consists of the amount of pre-tax earnings that would be required to cover preferred stock dividend requirements.

(5) The AIMCO Predecessors did not have any shares of preferred stock outstanding during the period from January 1, 1993 through July 28, 1994.

(6) On a pro forma, as adjusted basis, to reflect the Pre-Insignia Merger Transactions and the offering of the Class G Preferred Stock, the ratio of earnings to fixed charges was 2.0:1 and 2.0:1 for the three months ended March 31, 1998 and the year ended December 31, 1997, respectively. On a pro forma, as adjusted basis, the ratio of earnings to combined fixed charges and preferred stock dividends was 1.6:1 and 1.5:1 for the three months ended March 31, 1998 and the year ended December 31, 1997, respectively.

(7) On a pro forma, as adjusted basis, to reflect the Insignia Merger Transactions and the offering of the Class G Preferred Stock, the ratio of earnings to fixed charges was 1.6:1 and 1.9:1 for the three months ended March 31, 1998 and the year ended December 31, 1997, respectively. On a pro forma, as adjusted basis, the ratio of earnings to combined fixed charges and preferred stock dividends was 1.3:1 and 1.5:1 for the three months ended March 31, 1998 and the year ended December 31, 1997, respectively.

                            CAPITALIZATION OF AIMCO
                    (DOLLARS IN THOUSANDS EXCEPT SHARE DATA)

     The following table sets forth the capitalization of AIMCO at March 31, 1998: (i) on a historical basis, (ii) on a pro-forma basis to reflect the Pre-Insignia Merger Transactions; (iii) on a pro forma basis, as adjusted to reflect the Pre-Insignia Merger Transactions and the offering of the Class G Preferred Stock; (iv) on a pro forma basis to reflect the Insignia Merger Transactions, and (v) on a pro forma basis, as adjusted to reflect the Insignia Merger Transactions and the offering of the Class G Preferred Stock. The Insignia Merger pro forma financial information assumes that the AIMCO stockholders approve the Insignia Merger. The information set forth in the following table should be read in connection with the financial statements and notes thereto and the pro forma financial information and notes thereto incorporated by reference herein. See "Pro Forma Financial and Operating Information of AIMCO."

                                                                         PRE-INSIGNIA MERGER(1)          INSIGNIA MERGER(1)
                                                                       --------------------------    ---------------------------
                                                                                      PRO FORMA,                     PRO FORMA,
                                                          HISTORICAL    PRO FORMA     AS ADJUSTED     PRO FORMA      AS ADJUSTED
                                                          ----------   ------------   -----------    ------------    -----------
Credit Facilities......................................   $    4,000    $  104,764    $   32,427      $  125,000     $   52,663
Secured short-term financing...........................       36,900            --            --         370,149        370,149
Long-term debt:
  Secured tax-exempt bond financing....................       73,560       391,957       391,957         391,957        391,957
  Secured notes payable................................      697,036       735,387       735,387         764,850        764,850
Minority interests in other partnerships...............       36,128        43,768        43,768          43,768         43,768
Minority interests in AIMCO Operating Partnership......      124,952       126,423       126,423         126,423        126,423
Company-obligated mandatorily redeemable convertible
  securities of a subsidiary trust.....................           --            --            --         149,500        149,500
Class A Common Stock, $.01 par value, 502,377,500
  authorized, 40,275,618 issued and outstanding on a
  historical basis, and 55,858,006 issued and
  outstanding on a pro forma basis(2)..................          411           477           477             558            558
Class B Common Stock, $.01 par value, 262,500
  authorized, 162,500 issued and outstanding(3)........            2             2             2               2              2
Class B Cumulative Convertible Preferred Stock, $.01
  par value, 750,000 authorized, issued and
  outstanding(4).......................................       75,000        75,000        75,000          75,000         75,000
Class C Cumulative Preferred Stock, $.01 par value,
  2,760,000 authorized, 2,400,000 issued and
  outstanding..........................................       60,000        60,000        60,000          60,000         60,000
Class D Cumulative Preferred Stock, $.01 par value,
  4,600,000 authorized, 4,200,000 issued and
  outstanding..........................................      105,000       105,000       105,000         105,000        105,000
Class G Cumulative Preferred Stock, $.01 per share,
  3,450,000 authorized; no shares issued and
  outstanding on a historical or pro forma basis,
  3,000,000 shares issued and outstanding on a pro
  forma, as adjusted basis.............................           --            --        75,000              --         75,000
Additional paid-in capital.............................      992,001     1,243,565     1,240,902       1,554,969      1,552,306
Notes due on common stock purchases....................      (41,608)      (41,608)      (41,608)        (41,608)       (41,608)
Distributions in excess of earnings....................      (33,900)      (33,900)      (33,900)        (33,900)       (33,900)
Accumulated other comprehensive losses.................       (1,843)         (137)         (137)           (137)          (137)
                                                          ----------    ----------    ----------      ----------     ----------
Total stockholders' equity.............................    1,155,063     1,408,399     1,480,736       1,719,884      1,792,221
                                                          ----------    ----------    ----------      ----------     ----------
        Total Capitalization...........................   $2,127,639    $2,810,698    $2,810,698      $3,691,531     $3,691,531
                                                          ==========    ==========    ==========      ==========     ==========

---------------

 (1) The Pre-Insignia Merger and Insignia Merger pro forma and pro forma, as adjusted capitalization information, respectively, is presented as if the transactions detailed above occurred on March 31, 1998.

 (2) Excludes (i) 5,362,879 shares of Class A Common Stock which may be issued in exchange for 5,362,879 AIMCO OP Units which may be tendered for redemption; (ii) 162,500 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock; (iii) 1,184,080 shares of Class A Common Stock issuable upon exercise of outstanding options and warrants; and (iv) 2,463,053 shares of Class A Common Stock which may be issued upon conversion of 750,000 shares of Class B Preferred Stock.

 (3) Convertible into 162,500 shares of Class A Common Stock if certain performance standards are achieved, including 8.5% annual increases in both AIMCO's FFO per share and the market price of Class A Common Stock. See "Description of Common Stock -- Class B Common Stock."

 (4) Convertible into 3.28407 shares of Class A Common Stock per share, or a total of 2,463,053 shares at the option of the holder on or after August 4, 1998, subject to certain antidilution adjustments.

                     DESCRIPTION OF CLASS G PREFERRED STOCK

     The following summary of the terms and provisions of the Class G Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of the AIMCO Charter and the articles supplementary to the AIMCO Charter (the "Articles Supplementary") establishing the Class G Preferred Stock, each of which is available from the Company. This description of the particular terms of the Class G Preferred Stock supplements, and to the extent inconsistent therewith, replaces, the description of the general terms and provisions of the Preferred Stock set forth in the accompanying Prospectus.

GENERAL

     AIMCO is authorized to issue shares of Preferred Stock in one or more series or classes, with such designations, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption, in each case, if any as are permitted by Maryland law and as the AIMCO Board may determine by resolution. See "Description of Preferred Stock" in the accompanying Prospectus. The Class G Preferred Stock is a class of AIMCO's Preferred Stock. Except for the 4,200,000 outstanding shares of Class D Preferred Stock, the 2,400,000 outstanding shares of Class C Preferred Stock, the 750,000 outstanding shares of Class B Preferred Stock, and the Class E Preferred Stock and Class F Preferred Stock that might be issued in the Insignia Merger, there are currently no other classes or series of outstanding Preferred Stock. The Class G Preferred Stock is not convertible into or exchangeable for any other securities of AIMCO.

RANKING

     The Class G Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of AIMCO, rank (a) prior or senior to any class or series of Common Stock of AIMCO and any other class or series of capital stock of AIMCO, including the Class E Preferred Stock if any, to be issued pursuant to the Insignia Merger, if the holders of Class G Preferred Stock shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of shares of such class or series ("Class G Junior Stock"); (b) on a parity with the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, and the Class F Preferred Stock, if any, issued pursuant to the Insignia Merger and with any other class or series of capital stock of AIMCO if, pursuant to the specific terms of such class or series of stock, the holders of such class or series of stock and the Class G Preferred Stock shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class G Parity Stock"); and (c) junior to any class or series of capital stock of AIMCO if pursuant to the specific terms of such class or series of stock, the holders of such class or series shall be entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Class G Preferred Stock ("Class G Senior Stock").

DIVIDENDS

     Holders of Class G Preferred Stock shall be entitled to receive, when and as declared by the AIMCO Board, out of funds of AIMCO legally available for
payment, cash dividends at the rate of      % per annum of the $25 liquidation
preference (equivalent to $          per annum per share). Such dividends shall
be cumulative from the date of original issue, whether or not in any dividend period or periods such dividends shall be declared, there shall be funds of AIMCO legally available for the payment of such dividends or any agreement of AIMCO prohibits payment of such dividends, and shall be payable quarterly on or before January 15, April 15, July 15 and October 15 of each year (or, if not a business day, the next succeeding business day, each a "Dividend Payment Date"), commencing October 15, 1998. No dividend will be payable on July 15, 1998, accordingly, the first dividend will be for more than a full quarter. Any dividend payable on the Class G Preferred Stock for any partial dividend period will be computed ratably on the basis of twelve 30-day months and a 360-day year. Dividends will be payable in arrears to holders of record as they appear on the stock records of AIMCO at the close of business on the January 1, April 1, July 1 or October 1, as the case may be, immediately preceding such Dividend Payment Date. Holders of Class G Preferred Stock shall not be entitled to receive any dividends in excess of cumulative dividends on the Class G Preferred Stock. No interest, or sum of money in lieu of interest, shall be paid in respect of any dividend payment or payments on the Class G Preferred Stock that may be in arrears.

     When dividends are not paid in full upon the Class G Preferred Stock or any other class or series of Class G Parity Stock, or a sum sufficient for such payment is not set apart, all dividends declared upon the Class G Preferred Stock and any other class or series of Class G Parity Stock shall be declared ratably in proportion to the respective amounts of dividends accumulated, accrued and unpaid on the Class G Preferred Stock and accumulated, accrued and unpaid on such Class G Parity Stock. Except as set forth in the preceding sentence, unless dividends on the Class G Preferred Stock equal to the full amount of accumulated, accrued and unpaid dividends have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for such payment for all past dividend periods, no dividends shall be declared or paid or set aside for payment by AIMCO and no other distribution of cash or other property may be declared or made, directly or indirectly, by AIMCO with respect to any class or series of Class G Parity Stock. Unless full cumulative dividends on the Class G Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment for all past dividend periods, no dividends (other than dividends paid in shares of Class G Junior Stock or options, warrants or rights to subscribe for or purchase shares of Class G Junior Stock) may be declared or paid or set apart for payment by AIMCO and no other distribution of cash or other property may be declared or made, directly or indirectly, by AIMCO with respect to any shares of Class G Junior Stock, nor shall any shares of Class G Junior Stock be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common Stock made for purposes of an employee incentive or benefit plan of AIMCO or any subsidiary) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any shares of any such stock), directly or indirectly by AIMCO (except by conversion or exchange for shares of Class G Junior Stock, or options, warrants or rights to subscribe for or purchase shares of Class G Junior Stock), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of shares of Class G Junior Stock. Notwithstanding the above, AIMCO shall not be prohibited from (i) declaring or paying or setting apart for payment any dividend or distribution on any shares of Class G Parity Stock or (ii) redeeming, purchasing or otherwise acquiring any Class G Parity Stock, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain AIMCO's qualification as a REIT.

     The Credit Facilities contain restrictive covenants which may limit, among other things, the ability of AIMCO to pay dividends or make other restricted payments. Such covenants provide that AIMCO may make distributions during any 12 month period in an amount in the aggregate which does exceed the greater of 80% of FFO for such period or such amount as may be necessary to maintain REIT status, provided that no event of default exists as a result of a breach of certain financial ratios and tests that the Company is required to meet. A failure of the Company to comply with these or other conditions and obligations contained in the Credit Facilities could result in adverse consequences to holders of the Class G Preferred Stock, could render the Company unable to pay required dividends or make redemptions, and could result in an event of default under the Credit Facilities. In addition, the 6 1/2% Convertible Debentures of Insignia (the "Insignia Convertible Debentures") underlying the 6 1/2% Trust Convertible Preferred Securities of Insignia Financing I (which is a subsidiary of Insignia and will become a subsidiary of AIMCO as a result of the Insignia Merger) will prohibit the payment of dividends on AIMCO's capital stock if, following the Insignia Merger, AIMCO elects to defer payments of interest on the Insignia Convertible Debentures, which it will have the right, under certain circumstances, to do for periods of up to 60 months. Other indebtedness of the Company that may be incurred in the future may also contain financial or other covenants more restrictive than those applicable to the existing Credit Facilities or the Insignia Convertible Debentures. See "Risk Factors -- Holding Company Structure."

LIQUIDATION PREFERENCES

     Upon any voluntary or involuntary liquidation, dissolution or winding up of AIMCO, before any payment or distribution by AIMCO shall be made to or set apart for the holders of any shares of Class G Junior Stock, the holders of shares of Class G Preferred Stock shall be entitled to receive a liquidation preference of $25 per share (the "Class G Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. Until the holders of the Class G Preferred Stock have been paid the Class G Liquidation Preference in full, plus an amount equal to all accumulated, accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders, no payment shall be made to any holder of Class G Junior Stock upon the liquidation, dissolution or winding up of AIMCO. If upon any liquidation, dissolution or winding up of AIMCO, the assets of AIMCO, or proceeds thereof, distributable among the holders of Class G Preferred Stock shall be insufficient to pay in full the above described preferential amount and liquidating payments on any other shares of any class or series of Class G Parity Stock, then such assets, or the proceeds thereof, shall be distributed among the holders of Class G Preferred Stock and any such other Class G Parity Stock ratably in the same proportion as the respective amounts that would be payable on such Class G Preferred Stock and any such other Class G Parity Stock if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up of AIMCO shall not include a consolidation or merger of AIMCO with one or more corporations, a sale or transfer of all or substantially all of AIMCO's assets, or a statutory share exchange.

     Upon any liquidation, dissolution or winding up of AIMCO, after payment shall have been in full to the holders of Class G Preferred Stock and any Class G Parity Stock, any other series or class or classes of Class G Junior Stock shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Class G Preferred Stock and any Class G Parity Stock shall not be entitled to share therein.

REDEMPTION

     Shares of Class G Preferred Stock shall not be redeemable by AIMCO prior to
July   , 2008 (except in certain limited circumstances relating to AIMCO's maintenance of its ability to qualify as a REIT as described in "-- Restrictions
on Ownership and Transfer.") On and after July   , 2008, AIMCO may redeem shares
of Class G Preferred Stock, in whole or from time to time in part, at a cash redemption price equal to 100% of the Class G Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption (the "Redemption Date"). The Redemption Date shall be selected by AIMCO and shall not be less than 30 days nor more than 60 days after the date notice of redemption is sent by AIMCO. If full cumulative dividends on all outstanding shares of Class G Preferred Stock have not been paid or declared and set apart for payment, no shares of Class G Preferred Stock may be redeemed unless all outstanding shares of Class G Preferred Stock are simultaneously redeemed. The redemption price for the Class G Preferred Stock (other than any portion thereof consisting of accrued and unpaid dividends) shall be payable solely with the proceeds from the sale by AIMCO or the AIMCO Operating Partnership of other capital shares of AIMCO or the AIMCO Operating Partnership (whether or not such sale occurs concurrently with such redemption). For purposes of the preceding sentence, "capital shares" means any common stock, preferred stock, depositary shares, partnership or other interests, participations or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable at the option of the holder for equity securities (unless and to the extent such debt securities are subsequently converted into capital shares)) or options to purchase any of the foregoing of or in AIMCO or the AIMCO Operating Partnership.

     Notice of redemption of the Class G Preferred Stock shall be mailed by AIMCO to each holder of record of the shares to be redeemed by first class mail, postage prepaid at such holder's address as the same appears on the stock records of AIMCO. Any notice which was mailed as described above shall be conclusively presumed to have been duly given on the date mailed whether or not the holder receives the notice. Each notice shall state: (i) the Redemption Date; (ii) the number of shares of Class G Preferred Stock to be redeemed; and
(iii) the place or places where certificates for such shares of Class G Preferred Stock are to be surrendered for cash. From and after the Redemption Date, dividends on the shares of Class G Preferred

Stock to be redeemed will cease to accrue, such shares shall no longer be deemed to be outstanding and all rights of the holders thereof shall cease (except the right to receive the cash payable upon such redemption).

     The Class G Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions (except as provided under "-- Restrictions on Ownership and Transfer").

     Subject to applicable law and the limitation on purchases when dividends on the Class G Preferred Stock are in arrears, the Company may, at any time and from time to time, purchase any shares of Class G Preferred Stock in the open market, by tender or by private agreement.

VOTING RIGHTS

     Holders of shares of Class G Preferred Stock will not have any voting rights, except as set forth below.

     If and whenever distribution on any shares of Class G Preferred Stock or any series or class of Class G Parity Stock shall be in arrears for six or more quarterly periods (whether or not consecutive), the number of directors then constituting the AIMCO Board shall be increased by two and the holders of such shares of Class G Preferred Stock (voting together as a single class with all other shares of Class G Parity Stock of any other class or series which is entitled to similar voting rights (the "Voting Preferred Stock")) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class G Preferred Stock and of the Voting Preferred Stock called for that purpose. AIMCO must call such special meeting upon the request of any holder of record of shares of Class G Preferred Stock. Whenever dividends in arrears on outstanding shares of the Class G Preferred Stock and the Voting Preferred Stock shall have been paid and dividends thereon for the current quarterly dividend period shall have been paid or declared and set apart for payment, then the right of the holders of the Class G Preferred Stock to elect such additional two directors shall cease and the terms of office of such directors shall terminate and the number of directors constituting the AIMCO Board shall be reduced accordingly.

     The affirmative vote or consent of at least 66 2/3% of the votes entitled to be cast by the holders of the outstanding shares of Class G Preferred Stock and the holders of all other classes or series of Preferred Stock entitled to vote on such matters, voting as a single class, will be required to (i) authorize the creation of, the increase in the authorized amount of, or issuance of any shares of any class of Senior Stock or any security convertible into shares of any class of Class G Senior Stock or (ii) amend, alter or repeal any provision of, or add any provision to, the AIMCO Charter, including the Articles Supplementary, or the By-Laws of AIMCO, if such action would materially adversely affect the voting powers, rights or preferences of the holders of the Class G Preferred Stock. The amendment of the AIMCO Charter to authorize, create, or to increase the authorized amount of Class G Junior Stock or any shares of any class of Class G Parity Stock, shall not be deemed to materially adversely affect the voting powers, rights or preferences of the holders of Class G Preferred Stock. No such vote of the holders of Class G Preferred Stock as described above shall be required if provision is made to redeem all shares of Class G Preferred Stock at or prior to the time such amendment, alteration or repeal is to take effect, or when the issuance of any such shares or convertible security is to be made, as the case may be.

     With respect to the exercise of the above described voting rights, each share of Class G Preferred Stock shall have one (1) vote per share, except that when any other class or series of Preferred Stock shall have the right to vote with the Class G Preferred Stock as a single class, then the Class G Preferred Stock and such other class or series shall have one quarter of one (0.25) vote per $25 of stated Class G Liquidation Preference.

TRANSFER AGENT

     The registrar and transfer agent for the Class G Preferred Stock will be BankBoston, N.A.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

     Ownership of shares of Class G Preferred Stock by any person is limited such that the sum of the aggregate value of all Equity Stock (including all shares of Class G Preferred Stock) owned directly or constructively by such person may not exceed 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the aggregate value of all outstanding shares of Equity Stock (the "Ownership Limit"). The AIMCO Board may upon appropriate evidence waive the Ownership Limit.

     Any person who acquires or attempts to acquire beneficial or constructive ownership of Class G Preferred Stock that will or may violate the Ownership Limit, or any person who would have owned Class G Preferred Stock except for the transfer of shares to the Trust as defined below, is required to give notice immediately to AIMCO and provide AIMCO with such other information as AIMCO may request in order to determine the effect of such transfer on the Company's status as a REIT.

     If any transfer of Class G Preferred Stock occurs which, if effective, would result in any person beneficially or constructively owning Class G Preferred Stock in excess or in violation of the Ownership Limit (a "Prohibited Transferee"), such shares of Class G Preferred Stock in excess of the Ownership Limit shall be automatically transferred to a trustee (the "Trustee") in his capacity as trustee of a trust (the "Trust") for the exclusive benefit of one or more charitable beneficiaries (the "Charitable Beneficiaries"), and the Prohibited Transferee shall generally have no rights in such shares, except upon sale of the shares by the Trustee. Such automatic transfer shall be deemed to be effective as of the close of business on the business day prior to the date of such violative transfer. Shares of Class G Preferred Stock held in the Trust shall be issued and outstanding shares of AIMCO. The Prohibited Transferee shall not benefit economically from ownership of any shares of Class G Preferred Stock held in the Trust, shall have no rights to dividends and shall not possess any rights to vote or other rights attributable to the shares of Class G Preferred Stock held in the Trust. The Trustee shall have all voting rights and rights to dividends with respect to shares of Class G Preferred Stock held in the Trust, which rights shall be exercised for the benefit of the Charitable Beneficiaries. Any dividend or other distribution paid prior to the discovery by AIMCO that shares of Class G Preferred Stock have been transferred to the Trustee shall be repaid to AIMCO upon demand, and any dividend or other distribution declared but unpaid with respect to such shares shall be rescinded as void. Any dividend or distribution so disgorged or rescinded shall be paid to the Trustee and held in trust for the Charitable Beneficiaries.

     The Trustee may sell the Class G Preferred Stock held in the Trust to a person, designated by the Trustee, whose ownership of the Class G Preferred Stock will not violate the Ownership Limit. Upon such sale, the interest of the Charitable Beneficiaries in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Transferee and to the Charitable Beneficiary as described below. The Prohibited Transferee shall receive the lesser of (i) the price paid by the Prohibited Transferee for the shares or if the Prohibited Transferee did not give value for the shares in connection with the event causing the shares to be held in the Trust (e.g., a gift, devise or other such transaction), the Market Price (as defined in the Articles Supplementary) of such shares on the day of the event causing the shares to be held in the Trust and (ii) the price per share received by the Trustee from the sale or other disposition of the shares held in the Trust. Any proceeds in excess of the amount payable to the Prohibited Transferee shall be payable to the Charitable Beneficiaries.

     In addition, shares of Class G Preferred Stock held in the Trust shall be deemed to have been offered for sale to AIMCO, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the Trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift) and (ii) the Market Price on the date AIMCO or its designee, accepts such offer.

     All certificates representing Class G Preferred Stock will bear a legend referring to the restrictions described above.

     Every owner of more than 5% of the outstanding shares of Class G Preferred Stock, within 30 days after January 1 of each year, is required to give written notice to AIMCO stating the name and address of such owner, the number of shares of Class G Preferred Stock which the owner beneficially owns and a description of the manner in which such shares are held. Each such owner shall provide to AIMCO such additional information as AIMCO may request in order to determine the effect, if any, of such ownership on AIMCO's status as a REIT and to ensure compliance with the Ownership Limit. In addition, each stockholder shall provide to AIMCO such information as AIMCO may request, in its sole discretion, in order to determine AIMCO's status as a REIT and to comply with the requirements of any taxing authority or governmental agency to determine any such compliance or to ensure compliance with the Ownership Limit.

                  DESCRIPTION OF OTHER CAPITAL STOCK OF AIMCO

CLASS B PREFERRED STOCK

     On August 4, 1997, AIMCO issued 750,000 shares of Class B Preferred Stock to an institutional investor (the "Preferred Share Investor") for $75.0 million. The Class B Preferred Stock (a) ranks prior to Class A Common Stock, and will rank prior to the Class E Preferred Stock, if any, to be issued in the Insignia Merger, with respect to dividends, liquidation, dissolution, and winding-up, and has an aggregate liquidation value of $75 million and (b) ranks on parity with Class C Preferred Stock and Class D Preferred Stock and will rank on a parity with Class F Preferred Stock, if any, to be issued in the Insignia Merger, and Class G Preferred Stock. Holders of the Class B Preferred Stock are entitled to receive, when, as and if declared by the AIMCO Board, quarterly cash dividends per share equal to the greater of (i) $1.78125 (the "Base Rate") and (ii) the cash dividends declared on the number of shares of Class A Common Stock into which one share of Class B Preferred Stock is convertible. On or after August 4, 1998, each share of Class B Preferred Stock may be converted at the option of the holder into 3.28407 shares of Class A Common Stock, subject to certain anti-dilution adjustments. AIMCO may redeem any or all of the Class B Preferred Stock on or after August 4, 2002, at a redemption price of $100 per share, plus unpaid dividends accrued on the shares redeemed.

     Holders of Class B Preferred Stock, voting as a class with the holders of all AIMCO capital stock that ranks on a parity with the Class B Preferred Stock with respect to the payment of dividends or upon liquidation, dissolution, winding up or otherwise ("Class B Parity Stock"), will be entitled to elect (i) two directors of AIMCO if six quarterly dividends (whether or not consecutive) on the Class B Preferred Stock or any Class B Parity Stock are in arrears, and
(ii) one director of AIMCO if for two consecutive quarterly dividend periods AIMCO fails to pay at least $0.4625 in dividends on the Class A Common Stock. The affirmative vote of the holders of two-thirds of the outstanding shares of Class B Preferred Stock will be required to amend the AIMCO Charter in any manner that would adversely affect the rights of the holders of Class B Preferred Stock, and to approve the issuance of any capital stock that ranks senior to the Class B Preferred Stock with respect to payment of dividends or upon liquidation, dissolution, winding up or otherwise. If the IRS were to make a final determination that AIMCO does not qualify as a REIT in accordance with Sections 856 through 860 of the Code, the Base Rate for quarterly cash dividends on the Class B Preferred Stock would be increased to $3.03125 per share.

     The agreement pursuant to which AIMCO issued the Class B Preferred Stock (the "Preferred Share Purchase Agreement") provides that the Preferred Share Investor may require AIMCO to repurchase such investor's Class B Preferred Stock in whole or in part at a price of $105 per share, plus accrued and unpaid dividends on the purchased shares, if (i) AIMCO shall fail to continue to be taxed as a REIT pursuant to Sections 856 through 860 of the Code, or (ii) upon the occurrence of a change of control (as defined in the Preferred Share Purchase Agreement). The Preferred Share Purchase Agreement also provides that, so long as the Preferred Share Investor owns Class B Preferred Stock with an aggregate liquidation preference of at least $18.75 million, neither AIMCO, the AIMCO Operating Partnership nor any subsidiary of AIMCO may issue preferred securities or incur indebtedness for borrowed money if immediately following such issuance and after giving effect thereto and the application of the net proceeds therefrom, AIMCO's ratio of aggregate consolidated earnings before income taxes, depreciation and amortization to aggregate consolidated fixed charges (earnings before income taxes, depreciation and amortization) for the four fiscal quarters immediately preceding such issuance would be less than 1.5 to 1.

CLASS C PREFERRED STOCK

     On December 23, 1997, AIMCO issued 2,400,000 shares of Class C Preferred Stock in an underwritten public offering, for net proceeds of approximately $57.9 million. The Class C Preferred Stock (a) ranks prior to Class A Common Stock and Class B Common Stock, and will rank prior to Class E Preferred Stock, if any, to be issued in the Insignia Merger, if the holders of the Class C Preferred Stock are entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class C Junior Stock"), (b) ranks on parity with Class B Preferred Stock and Class D Preferred Stock and will rank on parity with Class F Preferred Stock, if any, to be issued in the Insignia Merger, and Class G Preferred Stock, and with any other class or series of capital stock of AIMCO, if, pursuant to the specific terms of such class of stock or series, the holders of such class of stock or series and the Class C Preferred Stock shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class C Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO, if, pursuant to the specific terms of such class of stock or series, the holders of such class or series shall be entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Class C Preferred Stock ("Class C Senior Stock").

     Holders of Class C Preferred Stock are entitled to receive cash dividends at the rate of 9% per annum of the $25 liquidation preference (equivalent to $2.25 per annum per share). Such dividends shall be cumulative from the date of original issue, and shall be payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing April 15, 1998. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO shall be made to or set apart for the holders of any shares of Class C Junior Stock, the holders of Class C Preferred Stock shall be entitled to receive a liquidation preference of $25 per share (the "Class C Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution shall be insufficient to pay the preference described above on any liquidating payments on any other shares of any class or series of Class C Parity Stock, then such proceeds shall be distributed among the holders of Class C Preferred Stock and any such other Class C Parity Stock ratably in the same proportion as the respective amounts that would be payable on such Class C Preferred Stock and any such other Class C Parity Stock if all amounts payable thereon were paid in full.

     On and after December 23, 2002, AIMCO may redeem shares of Class C Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class C Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class C Preferred Stock has no stated maturity and will not be subject to any sinking find or mandatory redemption provisions.

     Holders of shares of Class C Preferred Stock have no voting rights, except that if distributions on Class C Preferred Stock or any series or class of Class C Parity Stock shall be in arrears for six or more quarterly periods, the number of directors constituting the AIMCO Board shall be increased by two and the holders of Class C Preferred Stock (voting together as a single class with all other shares of Class C Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class C Preferred Stock called for such purpose.

CLASS D PREFERRED STOCK

     On February 13, 1998, AIMCO issued 4,200,000 shares of Class D Preferred Stock in an underwritten public offering, for net proceeds of approximately $101.5 million. The Class D Preferred Stock (a) ranks prior to Class A Common Stock and AIMCO Class B Common Stock, and will rank prior to Class E Preferred Stock, if any, to be issued in the Insignia Merger, if the holders of the AIMCO Class D Preferred Stock are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class D Junior Stock"), (b) ranks on parity with Class B Preferred Stock and Class C Preferred Stock and will rank on a parity with Class F Preferred Stock, if any, to be issued in the Insignia Merger, and Class G Preferred Stock, and with any other class or series of capital stock of AIMCO, if, pursuant to the specific terms of such class of stock or series, the holders of such class of stock or series and the Class D Preferred Stock shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class D Parity Stock") and (c) ranks junior to any class or series of capital stock of AIMCO, if, pursuant to the specific terms of such class of stock or series, the holders of such class or series shall be entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Class D Preferred Stock ("Class D Senior Stock").

     Holders of Class D Preferred Stock are entitled to receive cash dividends at the rate of 8 3/4% per annum of the $25 liquidation preference (equivalent to $2.1875 per annum per share). Such dividends shall be cumulative from the date of original issue, and shall be payable quarterly on or before January 15, April 15, July 15 and October 15 of each year, commencing April 15, 1998. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO shall be made to or set apart for the holders of any shares of Class D Junior Stock, the holders of Class D Preferred Stock shall be entitled to receive a liquidation preference of $25 per share (the "Class D Liquidation Preference"), plus an amount equal to all accumulated, accrued and unpaid dividends to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. If proceeds available for distribution shall be insufficient to pay the preference described above on any liquidating payments on any other shares of any class or series of Class D Parity Stock, then such proceeds shall be distributed among the holders of Class D Preferred Stock and any such other Class D Parity Stock ratably in the same proportion as the respective amounts that would be payable on such Class D Preferred Stock and any such other Class D Parity Stock if all amounts payable thereon were paid in full.

     On and after February 19, 2003, AIMCO may redeem shares of Class D Preferred Stock, in whole or in part, at a cash redemption price equal to 100% of the Class D Liquidation Preference plus all accrued and unpaid dividends to the date fixed for redemption. The Class D Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions.

     Holders of shares of Class D Preferred Stock have no voting rights, except that if distributions on Class D Preferred Stock or any series or class of Class D Parity Stock shall be in arrears for six or more quarterly periods, the number of directors constituting the AIMCO Board shall be increased by two and the holders of Class D Preferred Stock (voting together as a single class with all other shares of Class D Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the two additional directors of AIMCO at any annual meeting of stockholders or at a special meeting of the holders of the Class D Preferred Stock called for the purpose.

CLASS E PREFERRED STOCK

     If the Insignia Merger is approved by the stockholders of AIMCO, upon consummation of the Insignia Merger, AIMCO will issue to Insignia stockholders, in the aggregate, approximately $303 million of Class E Preferred Stock, or, if AIMCO stockholders do not approve the Insignia Merger, approximately $203 million of Class E Preferred Stock, in both cases less certain cash amounts that AIMCO may elect to pay under certain circumstances. The Class E Preferred Stock
(a) ranks prior to Class A Common Stock and Class B Common Stock, and any other class or series of capital stock of AIMCO, if, pursuant to the specific terms of such class or series of stock, holders of the Class E Preferred Stock are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class E Junior Stock"), (b) ranks on a parity with any class or series of capital stock of AIMCO, if, pursuant to the specific terms of such class of stock or series, the holders of such class or series of stock and the Class E Preferred Stock shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class E Parity Stock") and (c) ranks junior to the Class B Preferred Stock, the Class C Preferred Stock, the Class D Preferred Stock, the Class F Preferred Stock, if any, to be issued in the Insignia Merger, the Class G Preferred Stock and any other class or series of capital stock of AIMCO, if, pursuant to the specific terms of such class of stock or series, the holders of such class or series shall be entitled to the receipt of dividends or amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Class E Preferred Stock ("Class E Senior Stock").

     On any date (each, a "Dividend Payment Date") on which cash dividends are paid on the Class A Common Stock prior to the Conversion Date (as defined below), holders of Class E Preferred Stock are entitled to receive cash dividends payable in an amount per share of Class E Preferred Stock equal to the per share dividend payable on Class A Common Stock on such Dividend Payment Date. Such dividends shall be cumulative from the date of original issue, and shall be payable quarterly in arrears on the Dividend Payment Dates, commencing on the first Dividend Payment Date after the date of original issue. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO shall be made to or set apart for the holders of any shares of Class E Junior Stock, the holders of Class E Preferred Stock shall be entitled to receive a liquidation preference of $1 per share plus the Special Dividend if such dividend is unpaid on the date of the final distribution to such holders (collectively, the "Class E Liquidation Preference"), and thereafter each share of Class E Preferred Stock shall have the same rights with respect to assets of AIMCO as one share of Class A Common Stock.

     On or after the twentieth anniversary of the Effective Time, AIMCO may redeem shares of Class E Preferred Stock, in whole or in part, at a cash redemption price equal to the sum of (i) the greater of (A) the Current Market Price (as defined in the Insignia Merger Agreement) of the Class A Common Stock on the date specified for redemption by AIMCO in a notice sent to holders of Class E Preferred Stock (the "Call Date") or (B) the AIMCO Index Price (as defined in the Insignia Merger Agreement), but determined without giving effect to the limitation of $38.00 per share, plus (ii) all accrued and unpaid dividends to the Call Date. The Class E Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions.

     Holders of shares of Class E Preferred Stock shall be entitled to one-half ( 1/2) of one vote with respect to all matters in which holders of Class A Common Stock shall be entitled to vote thereon. In addition, if any portion of the Special Dividend has yet to be declared and paid to the holders of Class E Preferred Stock on January 15, 1999, or if distributions on Class E Preferred Stock or any series or class of Class E Parity Stock shall be in arrears for six or more quarterly periods, the number of directors constituting the AIMCO Board shall be increased by one and the holders of Class E Preferred Stock (voting together as a single class with all other shares of Class E Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the additional director of AIMCO. Such right shall continue until full cumulative dividends for all past dividend periods on all preferred shares of AIMCO, including any shares of Class E Preferred Stock, have been paid or declared and set apart for payment.

     On any date which the Special Dividend, or any portion thereof, is paid (which may be declared by the AIMCO Board in its sole discretion), the holders of Class E Preferred Stock shall be entitled to receive an amount per share of Class E Preferred Stock equal to the Special Dividend divided by the Series E Conversion Ratio (as defined in the Insignia Merger). After January 15, 1999, if any portion of the Special Dividend or any other dividend has yet to be declared and paid to the holders of Class E Preferred Stock, no dividends shall be declared or paid or set apart for payment by AIMCO on any other class or series of AIMCO capital stock.

     On the close of business on the day on which the Special Dividend (or any remaining unpaid portion thereof) is paid to the holders of the Class E Preferred Stock, each share of Class E Preferred Stock will be automatically converted into one share of Class A Common Stock without any action on the part of AIMCO or the holder of such share (the "Conversion Date"). If AIMCO at any time following the Effective Time pays a dividend or makes a distribution, subdivides, combines, reclassifies, issues rights, options or warrants or makes any other distribution in securities in relation to its outstanding Class A Common Stock, then AIMCO will contemporaneously do the same with respect to the Class E Preferred Stock.

CLASS F PREFERRED STOCK

     If the Insignia Merger is not approved by the stockholders of AIMCO, but the Distribution and the Insignia Merger Agreement are approved by the stockholders of Insignia, upon consummation of the Insignia

Merger, AIMCO will issue to Insignia stockholders, in the aggregate, approximately $100 million of Class F Preferred Stock. AIMCO will not issue any shares of Class F Preferred Stock in the event that AIMCO stockholders approve the Insignia Merger. The Class F Preferred Stock (a) ranks prior to Class A Common Stock, Class B Common Stock, Class E Preferred Stock and any other class or series of capital stock of AIMCO, if, pursuant to the specifications of such class or series of stock, holders of the Class F Preferred Stock are to be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution, and winding-up in preference or priority to the holders of shares of such class or series ("Class F Junior Stock") and (b) ranks on a parity with the Class B Preferred Stock, the Class C Preferred Stock and the Class D Preferred Stock and will rank on a parity with the Class G Preferred Stock, and any other class or series of capital stock of AIMCO, if, pursuant to the specific terms of such class of stock or series, the holders of such class or series of stock and the Class F Preferred Stock shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other ("Class F Parity Stock").

     On any Dividend Payment Date on which cash dividends are paid on the Class A Common Stock prior to the Conversion Date (as defined below), holders of Class F Preferred Stock are entitled to receive dividends payable in cash in an amount per share of Class F Preferred Stock equal to the greater of (i) 2.5% of the AIMCO Index Price (determined without giving effect to the limitation of $38.00), increasing by 0.25% after each anniversary of the Effective Time through the fifth anniversary thereof, subject to a maximum of 3.75%, and (ii) the per share dividend payable on Class A Common Stock on such Dividend Payment Date. Such dividends shall be cumulative from the date of original issue, and shall be payable quarterly in arrears on the Dividend Payment Dates, commencing on the first Dividend Payment Date after the date of original issue. Upon any liquidation, dissolution or winding up of AIMCO, before payment or distribution by AIMCO shall be made to or set apart for the holders of any shares of Junior Stock, the holders of Class F Preferred Stock shall be entitled to receive an amount per share of Class F Preferred Stock equal to the AIMCO Index Price (determined without giving effect to the limitation of $38.00), and thereafter each share of Class F Preferred Stock shall have the same rights with respect to assets of AIMCO as one share of Class A Common Stock.

     On and after the twentieth anniversary of the Effective Time of the Insignia Merger, AIMCO may redeem shares of Class F Preferred Stock, in whole or in part, at a cash redemption price equal to the sum of (i) the greater of (A) the Current Market Price of the Class A Common Stock on the date specified for redemption by AIMCO in a notice sent to holders of Class F Preferred Stock (the "Call Date") or (B) the AIMCO Index Price, plus (ii) all accrued and unpaid dividends to the Call Date. The Class F Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions.

     Holders of shares of Class F Preferred Stock have no voting rights, except that if distributions on Class F Preferred Stock or any series or class of Class F Parity Stock shall be in arrears for six or more quarterly periods, the number of directors constituting the AIMCO Board shall be increased by one and the holders of Class F Preferred Stock (voting together as a single class with all other shares of Class F Parity Stock, which are entitled to similar voting rights) will be entitled to vote for the election of the additional director of AIMCO. Such right shall continue until full cumulative dividends for all past dividend periods on all preferred shares of AIMCO, including any shares of Class F Preferred Stock, have been paid or declared and set apart for payment.

     Each share of Class F Preferred Stock shall be automatically converted into one share of Class A Common Stock without any action on the part of AIMCO or the holder of such share immediately upon the approval of such conversion by the holders of two-thirds of the outstanding shares of Class A Common Stock. If AIMCO at any time following the Effective Time pays a dividend or makes a distribution, subdivides, combines, reclassifies, issues rights, options or warrants or makes any other distribution in securities in relation to its outstanding Class A Common Stock, then AIMCO will contemporaneously do the same with respect to the Class F Preferred Stock.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to the underwriters named below (the "Underwriters") for whom Lehman Brothers Inc., PaineWebber Incorporated, Prudential Securities Incorporated, Raymond James & Associates, Inc. and The Robinson-Humphrey Company, LLC are acting as representatives (the "Representatives"), and each of the Underwriters has severally agreed to purchase from the Company the number of shares of Class G Preferred Stock set forth below opposite its respective name.

                        UNDERWRITER                           NUMBER OF SHARES
                        -----------                           ----------------
Lehman Brothers Inc.........................................
PaineWebber Incorporated....................................
Prudential Securities Incorporated..........................
Raymond James & Associates, Inc. ...........................
The Robinson-Humphrey Company, LLC..........................
                                                                 ----------
Total.......................................................      3,000,000
                                                                 ==========

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase the Class G Preferred Stock are subject to the conditions contained therein, and that if any of the Class G Preferred Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all the Class G Preferred Stock agreed to be purchased by the Underwriters must be so purchased.

     The Company has been advised by the Underwriters that they propose to offer the Class G Preferred Stock directly to the public at the initial offering price set forth on the cover page of this Prospectus Supplement and to certain dealers
at such public offering price less a concession not in excess of $       per
share. The Underwriters may allow, and such dealers may reallow, a concession
not in excess of $       per share to certain other underwriters or to certain
other brokers or dealers. After the initial public offering, the public offering price, the concession to selected dealers and the reallowance to the other dealers may be changed by the Representatives.

     AIMCO has granted to the Underwriters an option, exercisable for thirty days from the date of this Prospectus Supplement, to purchase up to 450,000 additional shares of Class G Preferred Stock from AIMCO at the price to the public set forth on the cover page of this Prospectus Supplement less the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the offering of the shares of Class G Preferred Stock offered hereby. To the extent that such option is exercised, each Underwriter shall be obligated, subject to certain conditions, to purchase the same percentage of such additional shares as the number of shares set forth opposite such Underwriter's name in the preceding table bears to the total number of shares listed in such table.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company intends to file an application to list the Class G Preferred Stock on the NYSE. If so approved for listing, trading of the Class G Preferred Stock is expected to commence within the 30-day period after the initial delivery of the Class G Preferred Stock. The Company has been advised by the Underwriters that they presently intend to make a market in the Class G Preferred Stock prior to the commencement of trading on the NYSE, as permitted by applicable law and regulations. The Underwriters are not obligated, however, to make a market in the Class G Preferred Stock and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or the existence of trading markets for, the Class G Preferred Stock.

     Until the distribution of the Class G Preferred Stock is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members, if any, to bid for and purchase the Class G Preferred Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Class G Preferred Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Class G Preferred Stock.

     If the Underwriters create a short position in the Class G Preferred Stock in connection with the offering thereof (i.e., if they sell more Class G Preferred Stock than are set forth on the cover page of this Prospectus Supplement), the Representatives may reduce that short position by purchasing Class G Preferred Stock in the open market. The Representatives also may elect to reduce any short position by exercising all or part of the over-allotment option described in this Prospectus Supplement.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class G Preferred Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Certain of the Underwriters and their affiliates have from time to time performed investment banking, commercial, financial advisory and other services for the Company and the Operating Partnership, for which customary compensation has been received, and may continue to perform such services in the future.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of certain Federal income tax considerations regarding an investment in Class G Preferred Stock is based on current law, is for general information only and is not tax advice. This summary supplements the discussion set forth in the accompanying Prospectus under the heading "Certain Federal Income Tax Considerations." This discussion does not purport to deal with all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances.

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF CLASS G PREFERRED STOCK AND OF THE COMPANY'S ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

REDEMPTION OF CLASS G PREFERRED STOCK

     A redemption of the Class G Preferred Stock will be treated under Section 302 of the Code as a dividend taxable at ordinary income tax rates (to the extent of the Company's current or accumulated earnings and profits), unless the redemption satisfies certain tests set forth in Section 302(b) of the Code enabling the redemption to be treated as a sale or exchange of the Class G Preferred Stock. The redemption will satisfy such test if it (i) is "substantially disproportionate" with respect to the holder (which will not be the case if only the Class G Preferred Stock is redeemed, since it generally does not have voting rights), (ii) results in a "complete termination" of the holder's stock interest in the Company, or (iii) is "not essentially equivalent to a dividend" with respect to the holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code is satisfied with respect to any particular holder of the Class G Preferred Stock will depend upon the facts and circumstances as of the time the determination is made, prospective investors are advised to consult their own tax advisors to determine such tax treatment.

     If a redemption of the Class G Preferred Stock is treated as a distribution that is taxable as a dividend, the amount of the distribution would be measured by the amount of cash and the fair market value of any property received by the stockholders. The stockholder's adjusted tax basis in such redeemed Class G Preferred Stock would be transferred to the holder's remaining stockholdings in the Company. If, however, the stockholder has no remaining stockholdings in the Company, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely.

TAXATION OF FOREIGN SHAREHOLDERS

     A "Non-U.S. Holder" is any person other than (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity organized in or under the laws of the United States or any state thereof, or the District of Columbia, (iii) an estate whose income is includable in gross income for U.S. Federal income tax purposes regardless of its source, or (iv) a trust if a United States court is able to exercise primary supervision over the administration of such trust and one or more United States fiduciaries have the authority to control all substantial decisions of such trust. This discussion is based on current law and is for general information only.

     Unless the Class G Preferred Stock constitutes a United States real property interest ("USRPI") within the meaning of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), distributions by AIMCO which are not dividends out of the current and accumulated earnings and profit of AIMCO will not be subject to U.S. income or withholding tax. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of the current and accumulated earnings and profits, the distribution will be subject to withholding tax at the rate applicable to dividends. A Non-U.S. Holder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company.

     Notwithstanding the discussion in the preceding paragraph, if the Class G Preferred Stock constitutes a USRPI, such distribution will be subject to 10 percent withholding and may also be subject to tax under FIRPTA. The Class G Preferred Stock will not constitute a USRPI so long as AIMCO is a "domestically controlled REIT." AIMCO believes that it currently is a domestically controlled REIT. Because AIMCO's Class A Common Stock, Class C Preferred Stock and Class D Preferred Stock are, and its Class G Preferred Stock will be, publicly traded, however, no assurance can be given that AIMCO will continue to be a domestically controlled REIT.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Recently adopted United States Treasury Department regulations (the "Regulations") require AIMCO to follow certain procedures in complying with United States Federal withholding, backup withholding and information reporting rules. Under the Regulations (and under current law), Holders are required to provide certain information to AIMCO to avoid the imposition of backup withholding and, for Non-U.S. Holders to claim the benefits of an income tax treaty. The Regulations are effective for payments made after December 31, 1999. Holders are urged to consult their tax advisors regarding the tax consequences of the Regulations, on the purchase, ownership and sale of the Class G Preferred Stock.

RECENT LEGISLATION APPLICABLE TO REITS

     The Taxpayer Relief Act of 1997 (the "Act") made several changes to the Code, including changes to the provisions that govern the Federal income tax treatment of REITs. The changes to the REIT provisions are generally effective for taxable years beginning after the date of the enactment of the Act. For AIMCO, the changes are effective beginning on January 1, 1998. The discussion of the Federal income tax treatment of a REIT in the Prospectus under the heading "Certain Federal Income Tax Considerations" does not reflect the changes made by the Act to the REIT provisions of the Code and is superseded by the following discussion to the extent inconsistent herewith.

     The Act makes a number of changes relating to the qualification and taxation of REITs, including the following. First, a REIT will be able to provide certain non-customary services directly to a property without disqualifying all of the rent from the property as "rents from real property" if the payment for such services does not exceed 1% of the gross income from the property. Second, a REIT's wholly-owned subsidiary will be treated as a "qualified REIT subsidiary" even where the subsidiary was not wholly-owned by the REIT at all times during its existence. Third, the Act repeals the requirement that a REIT must derive less than 30% of its gross income from the sale of stock or securities held for less than one year, real property held less than four years, and property sold or disposed of in a "prohibited transaction." In addition, a REIT will be able to elect to retain and pay income tax on net long-term capital gains. In such a case, REIT shareholders would include in income their share of the long-term capital gains retained by the REIT and would receive a credit for their share of the taxes paid by the REIT.

     As a result of other changes made by the Act to the Code, gains of individuals derived in respect of capital assets held for at least one year are eligible for reduced rates of taxation. Each prospective investor should consult his own tax advisor regarding the tax consequences to him of the changes made by the Act.

POSSIBLE LEGISLATIVE OR OTHER ACTIONS AFFECTING REITS

     The rules dealing with Federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the Federal laws and interpretations thereof could adversely affect the tax consequences of an investment in AIMCO. For example, a proposal issued by president Clinton on February 2, 1998, if enacted into law, may adversely affect the ability of AIMCO to expand the present activities of its Management Subsidiaries. It cannot be predicted whether, when, in what forms, or with what effective dates, the tax laws applicable to AIMCO or an investment in AIMCO will be changed.

                                    EXPERTS

     The consolidated financial statements of AIMCO appearing in AIMCO's Annual Report on Form 10-K/A for the year ended December 31, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Ambassador at December 31, 1997 and for each of the three years in the period ended December 31, 1997 included in Amendment No. 1 to AIMCO's Current Report on Form 8-K dated March 17, 1998 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Insignia at December 31, 1997 and for each of the three years in the period ended December 31, 1997 included in Amendment No. 1 to AIMCO's Current Report on Form 8-K dated March 17, 1998 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for AIMCO by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California, and for the Underwriters by Rogers & Wells LLP, New York, New York. The legality of the shares of Class G Preferred Stock offered hereby will be passed upon for AIMCO by Piper & Marbury L.L.P., Baltimore, Maryland. Skadden, Arps, Slate, Meagher & Flom LLP and Rogers & Wells LLP will rely on Piper & Marbury L.L.P. as to certain matters of Maryland law.

PROSPECTUS

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY

                                 $1,000,000,000
                                DEBT SECURITIES
                                PREFERRED STOCK
                              CLASS A COMMON STOCK
                                    WARRANTS

     Apartment Investment and Management Company (the "Company") may offer from time to time (i) senior, senior subordinated or subordinated debt securities (the "Debt Securities") consisting of debentures, notes and/or other unsecured evidences of indebtedness, (ii) shares of preferred stock, par value $.01 per share (the "Preferred Stock"), (iii) shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), and (iv) warrants to purchase Debt Securities, Preferred Stock or Class A Common Stock, as shall be designated by the Company at the time of the offering (the "Warrants"). The Debt Securities, the Preferred Stock, the Class A Common Stock and the Warrants are collectively referred to as the "Securities" and will have an aggregate initial offering price of up to $1,000,000,000. The Securities may be offered separately or together (in any combination) and as separate series, in any case, in amounts, at prices and on terms to be determined at the time of sale.

     The form in which the Securities are to be issued, and the terms of such Securities, including without limitation, their specific designation, aggregate principal amount or aggregate initial offering price, maturity, if any, rate and times of payment of interest or dividends, if any, redemption, conversion, exchange and sinking fund terms, if any, voting or other rights, if any, exercise price and detachability, if any, and other specific terms will be set forth in a Prospectus Supplement (the "Prospectus Supplement"), together with the terms of offering of such Securities. If so specified in the applicable Prospectus Supplement, Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global securities. The Prospectus Supplement will also contain information, as applicable, about certain material United States Federal income tax considerations relating to the particular Securities offered thereby. The Prospectus Supplement will also contain information, where applicable, as to any listing on a national securities exchange of the Securities covered by such Prospectus Supplement.

     The Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such Securities.

     PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER "RISK FACTORS" SET FORTH IN THE APPLICABLE PROSPECTUS SUPPLEMENT.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                             ---------------------

                                  May 22, 1997

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY OR BY ANY PROSPECTUS SUPPLEMENT OR OTHER SECURITIES OF THE COMPANY. SUCH TRANSACTIONS MAY BE EFFECTED THROUGH THE NEW YORK STOCK EXCHANGE OR OTHERWISE. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION" INCLUDED ELSEWHERE HEREIN AND IN THE ACCOMPANYING PROSPECTUS SUPPLEMENT.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material can also be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Such additional information is available for inspection and copying at the offices of the Commission. Statements contained in this Prospectus, in any Prospectus Supplement or in any document incorporated by reference herein or therein as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to, or incorporated by reference in, the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, previously filed by the Company with the Commission pursuant to the Exchange Act (File No. 1-13232), are incorporated herein by reference:

          (i) Annual Report on Form 10-K for the year ended December 31, 1996;

          (ii) Quarterly Report on Form 10-Q/A for the quarter ended September 30, 1996, and Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;

          (iii) Current Reports on Form 8-K dated December 19, 1996, February 19, 1997, April 16, 1997 and May 5, 1997 (and all amendments thereto); and

          (iv) the description of the Class A Common Stock which is contained in a Registration Statement on Form 8-A (File No. 1-13232) filed July 19, 1994, including any amendment or reports filed for the purpose of updating such description.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document that is or is deemed to be incorporated by reference herein modifies or supersedes such previous statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded.

     Copies of all documents which are incorporated herein by reference (other than the exhibits to such documents, unless such exhibits are specifically incorporated by reference herein), will be provided without charge to any person to whom this Prospectus has been delivered, upon request. Requests for such copies should be directed to Apartment Investment and Management Company, 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, Attention: Corporate Secretary, telephone number (303) 757-8101.

                             ---------------------

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this Prospectus or any Prospectus Supplement and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any underwriter or agent. This Prospectus and any Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus or any Prospectus Supplement nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that the information herein or therein is correct as of any time subsequent to their respective dates.

                                  THE COMPANY

     Apartment Investment and Management Company, a Maryland corporation (together with its subsidiaries and other controlled entities, the "Company"), is a self-administered and self-managed real estate investment trust (a "REIT") engaged in the ownership, acquisition, development, expansion and management of multifamily apartment properties. AIMCO Properties, L.P., a Delaware limited partnership (the "Operating Partnership"), and its subsidiaries conduct substantially all of the operations of the Company. As of March 31, 1997, the Company held approximately an 86.0% interest in the Operating Partnership. Through its controlling interests in the Operating Partnership and other limited partnerships and limited liability companies (collectively, the "Subsidiary Partnerships"), the Company owns or controls multifamily apartment properties (the "Owned Properties") and manages other multifamily apartment properties (the "Managed Properties").

     As of March 31, 1997, the Company had 94 Owned Properties containing 23,764 units and 131 Managed Properties, including 17,731 apartment units managed for third parties and affiliates. The Company's third-party property and asset management business is principally conducted by Property Asset Management Services, L.P., a Delaware limited partnership ("PAMS LP"). The Operating Partnership owns a 1% interest in, and is the general partner of, PAMS LP. The sole limited partner of PAMS LP is Property Asset Management Services, Inc., a Delaware corporation ("PAMS Inc." and, together with PAMS LP, the "Management Subsidiaries"), which owns a 99% interest in PAMS LP.

     The Owned Properties are located in the Sunbelt regions of the United States. The distribution of the Owned Properties reflects the Company's focus on growth markets and its belief that geographic diversification will help to insulate the portfolio from regional and economic fluctuations. The Company also seeks to create concentrations of properties within each of its markets in order to achieve economies of scale in management and operation.

     In April 1997, the Company entered into agreements to acquire NHP Incorporated, a Delaware corporation ("NHP"). NHP provides a broad array of real estate services nationwide including property management, and asset management, as well as a group of related services including equity investments, purchasing, risk management and home health care. According to 1995 year-end data published by the National Multi Housing Council and April 1994 data published by the United States Department of Housing and Urban Development, NHP is the nation's second largest property manager of multifamily properties, based on the number of units managed. As of December 31, 1996, NHP's management portfolio includes 457 affordable properties and 260 conventional properties containing 58,504 affordable units and 74,540 conventional units located in 38 states, the District of Columbia and Puerto Rico.

     The Company is also continuing to negotiate the terms of a definitive agreement with Demeter Holdings Corporation, a Massachusetts corporation, and Capricorn Investors, L.P., a Delaware limited partnership, Phemus Corporation, a Massachusetts corporation and an affiliate of Demeter, and J. Roderick Heller, III, relating to the acquisition of certain entities formerly owned by NHP that own direct and indirect interests in partnerships that own conventional and affordable multifamily apartment properties managed primarily by NHP, along with a captive insurance subsidiary and certain related assets (collectively, the "NHP Real Estate Companies"). The proposed acquisitions of NHP and the NHP Real Estate Companies are subject to a number of contingencies, including, in some cases, obtaining approvals of governmental authorities (including HUD), shareholders of the Company and NHP, and other third parties. Accordingly, there can be no assurance that either of such transactions will be completed. If completed, the NHP Acquisition is subject to a number of risks.

     The Company's headquarters are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222 and its telephone number is (303) 757-8101.

                                USE OF PROCEEDS

     Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Securities for working capital and general corporate purposes, which may include the repayment of outstanding indebtedness, the financing of future acquisitions (which may include real properties, interests therein or real estate-related securities) and the improvement of the Owned Properties. Pending the use thereof, the Company intends to invest any net proceeds in short-term, interest-bearing securities. The Company will not receive any proceeds from the registered resale of any Securities pursuant to this Prospectus.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The Company's ratio of earnings to fixed charges for the quarters ended March 31, 1997 and March 31, 1996 was 1.5:1 and 1.5:1 respectively and for the years ended December 31, 1996 and December 31, 1995 and the period from January 10, 1994 (the date of formation) to December 31, 1994 was 1.6:1, 2.1:1 and 5.8:1, respectively. Prior to the completion of the initial public offering (the "Initial Offering"), the ratio of earnings to fixed charges of the AIMCO Predecessors for the years ended December 31, 1993 and 1992 was 1.2:1 and 1.0:1, respectively. The earnings of the AIMCO Predecessors for the period from January 1, 1994 to July 28, 1994 were inadequate to cover fixed charges by $1,463,000.

     The Company's ratio of earnings to combined fixed charges and preferred stock dividends for the quarters ended March 31, 1997 and March 31, 1996 was 1.5:1 and 1.5:1 respectively and for the years ended December 31, 1996 and December 31, 1995 and the period from January 10, 1994 to December 31, 1994 was 1.6:1, 1.5:1 and 2.0:1, respectively. The AIMCO Predecessors did not have any shares of Preferred Stock outstanding during the period from January 1, 1992 through July 28, 1994.

     The ratio of earnings to fixed charges for the Company was computed by dividing earnings by fixed charges. For this purpose, "earnings" consists of income before minority interest plus fixed charges (other than any interest which has been capitalized); and "fixed charges" consists of interest expense (including amortization of loan costs) and interest which has been capitalized.

     The ratio of earnings to combined fixed charges and preferred stock dividends for the Company was computed by dividing earnings by the total of fixed charges and preferred stock dividends. For this purpose, "earnings" consists of income before minority interest plus fixed charges (other than any interest which has been capitalized); "fixed charges" consists of interest expense (including amortization of loan costs) and interest which has been capitalized; and "preferred stock dividends" consists of the amount of pre-tax earnings that would be required to cover preferred stock dividend requirements.

     The ratio of earnings to fixed charges for the AIMCO Predecessors was computed by dividing earnings by fixed charges. For this purpose, "earnings" consists of income (loss) before extraordinary items and income taxes plus fixed charges; and "fixed charges" consists of interest expense (including amortization of loan costs). No preferred stock was issued by the AIMCO Predecessors.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

     The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

     The Debt Securities may be issued, from time to time, in one or more series, and will constitute either senior Debt Securities ("Senior Debt Securities"), senior subordinated Debt Securities ("Senior Subordinated Debt Securities") or subordinated Debt Securities ("Subordinated Debt Securities"). Senior Debt Securities may be issued under an Indenture (the "Senior Debt Securities Indenture") to be entered into between the Company and a trustee to be named in the applicable Prospectus Supplement (the "Senior Debt Securities Trustee"). The Senior Subordinated Debt Securities may be issued from time to time under an Indenture (the "Senior Subordinated Debt Securities Indenture") to be entered into between the Company and a trustee to be named in the applicable Prospectus Supplement (the "Senior Subordinated Debt Securities Trustee"). The Subordinated Debt Securities may be issued from time to time under an Indenture (the "Subordinated Debt Securities Indenture") to be entered into between the Company and a trustee to be named in the applicable Prospectus Supplement (the "Subordinated Debt Securities Trustee").

     The Senior Debt Securities Indenture, the Senior Subordinated Debt Securities Indenture, and the Subordinated Debt Securities Indenture are referred to herein individually as an "Indenture" and, collectively, as the "Indentures." The Senior Debt Securities Trustee, the Senior Subordinated Debt Securities Trustee and the Subordinated Debt Securities Trustee are referred to herein individually as a "Trustee" and collectively as the "Trustees." Forms of the Indentures are filed as exhibits to the Registration Statement of which this Prospectus is a part. The Indentures will be subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"). Capitalized terms used in this section which are not otherwise defined in this Prospectus shall have the meanings set forth in the Indenture to which they relate. The statements made under this heading relating to the Debt Securities and the Indentures are summaries of the anticipated provisions of the Debt Securities and the Indentures, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indentures and the Debt Securities, including the definitions therein of certain terms.

     The Debt Securities will be direct, unsecured obligations of the Company. The Indentures do not limit the aggregate principal amount of Debt Securities that may be issued thereunder and provide that Debt Securities may be issued thereunder from time to time in one or more series. Under the Indentures, the Company will have the ability to issue Debt Securities with terms different from those of Debt Securities previously issued, without the consent of the holders of previously issued series of Debt Securities, in an aggregate principal amount determined by the Company.

     The applicable Prospectus Supplement or Prospectus Supplements relating to any Senior Subordinated Debt Securities or Subordinated Debt Securities will set forth the aggregate amount of outstanding indebtedness, as of the most recent practicable date, that by the terms of such Debt Securities would be senior to such Debt Securities and any limitation on the issuance of additional senior indebtedness.

     Debt Securities may be issued and sold at a discount below their principal amount ("Discount Securities"). Special United States Federal income tax considerations applicable to Debt Securities issued with original issue discount, including Discount Securities, will be described in more detail in any applicable Prospectus Supplement. Even if Debt Securities are not issued at a discount below their principal amount, such Debt Securities may, for United States Federal income tax purposes, be deemed to have been issued with "original issue discount" ("OID") because of certain interest payment characteristics. In addition, special United States Federal tax considerations or other restrictions or terms applicable to any Debt Securities offered exclusively to United States Aliens or denominated in a currency other than United States dollars will be set forth in a Prospectus Supplement relating thereto.

     The applicable Prospectus Supplement or Prospectus Supplements will describe, among other things, the following terms of the Debt Securities offered thereby (the "Offered Debt Securities"): (i) the title of the Offered Debt Securities; (ii) any limit on the aggregate principal amount of the Offered Debt Securities; (iii) whether the Offered Debt Securities may be represented initially by a Debt Security in temporary or permanent global form, and if so, the initial Depositary with respect to such temporary or permanent global Debt Security and whether and the circumstances under which beneficial owners of interests in any such temporary or permanent global Debt Security may exchange such interests for Debt Securities of such series and of like tenor of any authorized form and denomination; (iv) the price or prices at which the Offered Debt Securities will be issued; (v) the date or dates on which the principal of the Offered Debt Securities is payable or the method of determination thereof;
(vi) the place or places where and the manner in which the principal of and premium, if any, and interest, if any, on such Offered Debt Securities will be payable and the place or places where such Offered Debt Securities may be presented for transfer and, if applicable, conversion or exchange; (vii) the rate or rates at which the Offered Debt Securities will bear interest, or the method of calculating such rate or rates, if any, and the date or dates from which such interest, if any, will accrue; (viii) the dates (the "Interest Payment Dates"), if any, on which any interest on the Offered Debt Securities will be payable, and the regular record date (the "Regular Record Date") for any interest payable on any Offered Debt Securities; (ix) the right or obligation, if any, of the Company to redeem or purchase Debt Securities of the series pursuant to any sinking fund or analogous provisions or at the option of a holder thereof, the conditions, if any, giving rise to such right or obligation, and the period or periods within which, and the price or prices at which and the terms and conditions upon which Debt Securities of the series shall be redeemed or purchased, in whole or part, and any provisions for the remarketing of such Debt Securities; (x) whether such Offered Debt Securities are convertible or exchangeable into other debt or equity securities of the Company, and, if so, the terms and conditions upon which such conversion or exchange will be effected including the initial conversion or exchange price or rate and any adjustments thereto, the conversion or exchange period and other conversion or exchange provisions; (xi) any terms applicable to such Offered Debt Securities issued at original issue discount below their stated principal amount, including the issue price thereof and the rate or rates at which such original issue discount will accrue; (xii) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities which will be payable upon declaration or acceleration of the maturity thereof pursuant to an Event of Default; (xiii) any deletions from, modifications of or additions to the Events of Default or covenants of the Company with respect to such Offered Debt Securities, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth herein; (xiv) any special United States Federal income tax considerations applicable to the Offered Debt Securities; and (xv) any other terms of the Offered Debt Securities not inconsistent with the provisions of the Indenture. The applicable Prospectus Supplement will also describe the following terms of any series of Senior Subordinated Debt Securities or Subordinated Debt Securities offered hereby in respect of which this Prospectus is being delivered: (a) the rights, if any, to defer payments of interest on the Senior Subordinated Debt Securities or Subordinated Debt Securities of such series by extending the interest payment period, and the duration of such extensions, and (b) the subordination terms of the Senior Subordinated Debt Securities or Subordinated Debt Securities of such series. The foregoing is not intended to be an exclusive list of the terms that may be applicable to any Offered Debt Securities and shall not limit in any respect the ability of the Company to issue Debt Securities with terms different from or in addition to those described above or elsewhere in this Prospectus provided that such terms are not inconsistent with the applicable Indenture. Any such Prospectus Supplement will also describe any special provisions for the payment of additional amounts with respect to the Offered Debt Securities.

     Since the operations of the Company are currently conducted principally through subsidiaries, the Company's cash flow and its consequent ability to service debt, including the Debt Securities, are dependent, in large part, upon the earnings of its subsidiaries and the distribution of those earnings to the Company, whether by dividends, loans or otherwise. The payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations. Any right of the Company to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Debt Securities to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

FORM, EXCHANGE, REGISTRATION AND TRANSFER

     The Debt Securities of a series may be issued solely as registered Debt Securities. Debt Securities of a series may be issuable in whole or in part in the form of one or more global Debt Securities, as described below under "Global Debt Securities." Unless otherwise indicated in an applicable Prospectus Supplement, Debt Securities will be issuable in denominations of $1,000 and integral multiples thereof. Debt Securities of any series will be exchangeable for other Debt Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor.

     Debt Securities may be presented for exchange as provided above and, unless otherwise indicated in an applicable Prospectus Supplement, may be presented for registration of transfer, at the office or agency of the Company designated as registrar or co-registrar with respect to such series of Debt Securities, without service charge and upon payment of any taxes, assessments or other governmental charges as described in the Indenture. Such transfer or exchange will be effected on the books of the registrar or any other transfer agent appointed by the Company upon such registrar or transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company intends to initially appoint the Trustee for the Offered Debt Securities as the registrar for such Offered Debt Securities and the name of any different or additional registrar designated by the Company with respect to the Offered Debt Securities will be included in the Prospectus Supplement relating thereto. If a Prospectus Supplement refers to any transfer agents (in addition to the registrar) designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in the Borough of Manhattan, The City of New York. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities.

     In the event of any partial redemption of Debt Securities of any series, the Company will not be required to (i) issue, register the transfer of or exchange Debt Securities of that series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; or (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part.

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of, and interest, if any, on, Debt Securities will be made at the office of such paying agent or paying agents as the Company may designate from time to time, except that, at the option of the Company, payment of principal or interest may be made by check or by wire transfer to an account maintained by the payee. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Debt Securities will be made to the person in whose name such Debt Security is registered at the close of business on the Regular Record Date for such interest.

     Unless otherwise indicated in an applicable Prospectus Supplement, the Trustee for the Offered Debt Securities will be designated as the Company's sole paying agent for payments with respect to the Offered Debt Securities. Any other paying agents initially designated by the Company for the Offered Debt Securities will be named in an applicable Prospectus Supplement. The Company may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that the Company will be required to maintain a paying agent in the Borough of Manhattan, The City of New York.

     All moneys paid by the Company to a paying agent for the payment of principal of, or interest, if any, on, any Debt Security which remains unclaimed at the end of two years after such principal or interest shall have become due and payable will be repaid to the Company, and the holder of such Debt Security or any coupon will thereafter look only to the Company for payment thereof.

GLOBAL DEBT SECURITIES

     The Debt Securities of a series may be issued in whole or in part in global form. A Debt Security in global form will be deposited with, or on behalf of, a depositary, which will be identified in the applicable Prospectus Supplement. A global Debt Security may be issued only in registered form and in either temporary or permanent form. A Debt Security in global form may not be transferred except as a whole to the depositary for such Debt Security or to a nominee or successor of such depositary. If any Debt Securities of a series are issuable in global form, the applicable Prospectus Supplement will describe the circumstances, if any, under which beneficial owners of interests in any such global Debt Security may exchange such interests for definitive Debt Securities of such series and of like tenor and principal amount in any authorized form and denomination, the manner of payment of principal of and interest, if any, on any such global Debt Security and the specific terms of the depositary arrangement with respect to any such global Debt Security.

MERGERS AND SALES OF ASSETS

     The Company may not consolidate with or merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless, among other things, (i) the resulting, surviving or transferee person (if other than the Company) is organized and existing under the laws of the United States, any state thereof or the District of Columbia and such person expressly assumes all obligations of the Company under the Debt Securities and the Indenture, and (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred or be continuing under the Indenture. Upon the assumption of the Company's obligations by a person to whom such properties or assets are conveyed, transferred or leased, subject to certain exceptions, the Company shall be discharged from all obligations under the Debt Securities and the Indenture.

EVENTS OF DEFAULT

     Each Indenture provides that, if an Event of Default specified therein shall have occurred and be continuing, with respect to each series of the Debt Securities outstanding thereunder individually, the Trustee or the holders of not less than 25% in aggregate principal amount of the outstanding Debt Securities of such series may declare the principal amount (or, if any of the Debt Securities of such series are Discount Securities, such portion of the principal amount of such Debt Securities as may be specified by the terms thereof) of the Debt Securities of such series to be immediately due and payable. Under certain circumstances, the holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series may rescind such a declaration.

     Under each Indenture, an Event of Default is defined as, with respect to each series of Debt Securities outstanding thereunder individually, any of the following: (i) default in payment of the principal of any Debt Securities of such series; (ii) default in payment of any interest on any Debt Securities of such series when due, continuing for 30 days (or 60 days, in the case of Senior Subordinated Debt Securities or Subordinated Debt Securities); (iii) default by the Company in compliance with its other agreements in the Debt Securities of such series or the Indenture relating to the Debt Securities of such series upon the receipt by the Company of notice of such default given by the Trustee for such Debt Securities or the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of such series and the Company's failure to cure such default within 60 days after receipt by the Company of such notice; (iv) certain events of bankruptcy or insolvency; and (v) any other Event of Default set forth in an applicable Prospectus Supplement with respect to the Debt Securities of such series.

     The Trustee shall give notice to holders of the Debt Securities of any continuing default known to the Trustee within 90 days after the occurrence thereof; provided, that the Trustee may withhold such notice, as to any default other than a payment default, if it determines in good faith that withholding the notice is in the interests of the holders.

     The holders of a majority in principal amount of the outstanding Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series; provided that such direction shall not be in conflict with any law or the Indenture and subject to certain other limitations. Before proceeding to exercise any right or power under the Indenture at the direction of such holders, the Trustee shall be entitled to receive from such holders reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities which might be incurred by it in complying with any such direction. With respect to each series of Debt Securities, no holder will have any right to pursue any remedy with respect to the Indenture or such Debt Securities, unless
(i) such holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of such series;
(ii) the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of such series shall have made a written request to the Trustee to pursue such remedy; (iii) such holder or holders have offered to the Trustee reasonable indemnity satisfactory to the Trustee; (iv) the holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series have not given the Trustee a direction inconsistent with such request within 60 days after receipt of such request; and (v) the Trustee shall have failed to comply with the request within such 60-day period.

     Notwithstanding the foregoing, the right of any holder of any Debt Securities to receive payment of the principal of and interest in respect of such Debt Securities on the date specified in such Debt Securities as the fixed date on which an amount equal to the principal of such Debt Securities or an installment of principal thereof or interest thereon is due and payable (the "Stated Maturity" or "Stated Maturities") or to institute suit for the enforcement of any such payments shall not be impaired or adversely affected without such holder's consent. The holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of any series may waive an existing default with respect to such series and its consequences, other than
(i) any default in any payment of the principal of, or interest on, any Debt Securities of such series or (ii) any default in respect of certain covenants or provisions in the Indenture which may not be modified without the consent of the holder of each of the outstanding Debt Securities of such series affected as described in "Modification and Waiver," below.

     Each Indenture provides that the Company shall deliver to the Trustee within 120 days after the end of each fiscal year of the Company an officers' certificate stating whether or not the signers know of any default that occurred during such period.

MODIFICATION AND WAIVER

     The Company and the Trustee may execute a supplemental indenture without the consent of the holders of the Debt Securities (i) to add to the covenants, agreements and obligations of the Company for the benefit of the holders of all the Debt Securities of any series or to surrender any right or power conferred in the Indenture upon the Company; (ii) to evidence the succession of another corporation to the Company and the assumption by it of the obligations of the Company under the Indenture and the Debt Securities; (iii) to establish the form or terms of Debt Securities of any series as permitted by the Indenture; (iv) to provide for the acceptance of appointment under the Indenture of a successor Trustee with respect to the Debt Securities of one or more series and to add to or change any provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts by more than one Trustee; (v) to cure any ambiguity, defect or inconsistency; (vi) to add to, change or eliminate any provisions (which addition, change or elimination may apply to one or more series of Debt Securities), provided that any such addition, change or elimination does not (a) apply to any Debt Securities of any series created prior to the execution of such supplemental indenture that is entitled to the benefit of such provision or (b) modify the rights of the holder of any such Debt Securities with respect to such provision; (vii) to secure the Debt Securities; or (viii) to make any other change that does not adversely affect the rights of any holder of Debt Securities.

     Each Indenture provides that, with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of the series affected by such supplemental indenture, the Company and the Trustee may also execute a supplemental indenture to add provisions to, or change in any manner or eliminate any provisions of, the Indenture with respect to such series of Debt Securities or modify in any manner the rights of the holders of the Debt Securities of such series; provided that no such supplemental indenture will, without the consent of the holder of each such outstanding Debt Security affected thereby (i) change the stated maturity of the principal of, or any installment of principal or interest on, any such Debt Security or any premium payable upon redemption or repurchase thereof, or reduce the amount of principal of any Debt Security that is a Discount Security and that would be due and payable upon declaration of acceleration of maturity thereof; (ii) reduce the principal amount of, or the rate of interest on, any such Debt Security; (iii) change the place or currency of payment of principal or interest, if any, on any such Debt Security; (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (v) reduce the above-stated percentage of holders of Debt Securities of any series necessary to modify or amend the Indenture for such Debt Securities; (vi) modify the foregoing requirements or reduce the percentage in principal amount of outstanding Debt Securities of any series necessary to waive any covenant or past default; or (vii) in the case of Senior Subordinated Debt Securities or Subordinated Debt Securities, amend or modify any of the provisions of such Indenture relating to subordination of the Debt Securities in any manner adverse to the holders of such Debt Securities. Holders of not less than a majority in principal amount of the outstanding Debt Securities of any series may waive certain past defaults and may waive compliance by the Company with certain of the restrictive covenants described above with respect to the Debt Securities of such series.

DISCHARGE AND DEFEASANCE

     Unless otherwise indicated in an applicable Prospectus Supplement, each Indenture provides that the Company may satisfy and discharge obligations thereunder with respect to the Debt Securities of any series by delivering to the Trustee for cancellation all outstanding Debt Securities of such series or depositing with the Trustee, after such outstanding Debt Securities have become due and payable, cash sufficient to pay at Stated Maturity all of the outstanding Debt Securities of such series and paying all other sums payable under the Indenture with respect to such series.

     In addition, unless otherwise indicated in an applicable Prospectus Supplement, each Indenture provides that: the Company (a) shall be discharged from its obligations in respect of the Debt Securities of such series ("defeasance and discharge"), or (b) may cease to comply with certain restrictive covenants ("covenant defeasance"), including those described under "Mergers and Sales of Assets," and any such omission shall not be an Event of Default with respect to the Debt Securities of such series, in each case, at any time prior to the Stated Maturity or redemption thereof, when the Company has irrevocably deposited with the Trustee, in trust, (i) sufficient funds to pay the principal of and interest to Stated Maturity (or redemption) on, the Debt Securities of such series, or (ii) such amount of direct obligations of, or obligations the principal of (and premium, if any) and interest on which are fully guaranteed by, the government of the United States and which are not subject to prepayment, redemption or call, as will, together with the predetermined and certain income to accrue thereon without consideration of any reinvestment thereof, be sufficient to pay when due the principal of (and premium, if any) and interest to Stated Maturity (or redemption) on, the Debt Securities of such series. Upon such defeasance and discharge, the holders of the Debt Securities of such series shall no longer be entitled to the benefits of the Indenture, except for the purposes of registration of transfer and exchange of the Debt Securities of such series and replacement of lost, stolen or mutilated Debt Securities and shall look only to such deposited funds or obligations for payment.

THE TRUSTEES

     The Senior Debt Securities Trustee, the Senior Subordinated Debt Securities Trustee and the Subordinated Debt Securities Trustee will be named in the applicable Prospectus Supplement. Each Trustee will be permitted to engage in other transactions with the Company and each of its subsidiaries; however, if a Trustee acquires any conflicting interest, it must eliminate such conflict or resign.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

     The Company may issue, from time to time, shares of one or more series or classes of Preferred Stock. The following description sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The particular terms of any series of Preferred Stock and the extent, if any, to which such general provisions may apply to the series of Preferred Stock so offered will be described in the Prospectus Supplement relating to such Preferred Stock. The following summary of certain provisions of the Preferred Stock do not purport to be complete and is subject to, and is qualified in its entirety by express reference to, the provisions of the Company's Charter (the "Charter") relating to a specific series of the Preferred Stock, which will be in the form filed as an exhibit to or incorporated by reference in the Registration Statement of which this Prospectus is a part at or prior to the time of issuance of such series of Preferred Stock.

     Under the Charter, the Company has the authority to issue up to 10,000,000 shares of Preferred Stock. The Board of Directors of the Company is authorized to issue shares of Preferred Stock, in one or more classes or subclasses, and may classify or reclassify any unissued shares of Preferred Stock by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of such shares of Preferred Stock including, but not limited to, ownership restrictions consistent with the Ownership Limit (defined below) with respect to each class or subclass of Preferred Stock, and the number of shares constituting each class or subclass, and to increase or decrease the number of shares of any such class or subclass, to the extent permitted by the Maryland General Corporation Law (the "MGCL").

     The Board of Directors of the Company shall be authorized to determine for each series of Preferred Stock, and the Prospectus Supplement shall set forth with respect to such series: (i) the designation of such shares and the number of shares that constitute such series, (ii) the dividend rate (or the method of calculation thereof), if any, on the shares of such series and the priority as to payment of dividends with respect to other classes or series of capital stock of the Company, (iii) the dividend periods (or the method of calculation thereof), (iv) the voting rights of the shares, (v) the liquidation preference and the priority as to payment of such liquidation preference with respect to other classes or series of capital stock of the Company and any other rights of the shares of such series upon any liquidation or winding-up of the Company,
(vi) whether or not and on what terms the shares of such series will be subject to redemption or repurchase at the option of the Company, (vii) whether and on what terms the shares of such series will be convertible into or exchangeable for other debt or equity securities of the Company, (viii) whether the shares of such series of Preferred Stock will be listed on a securities exchange, (x) any special United States Federal income tax considerations applicable to such series, and (ix) the other rights and privileges and any qualifications, limitations or restrictions of such rights or privileges of such series not inconsistent with the Charter and the MGCL.

DIVIDENDS

     Holders of shares of Preferred Stock shall be entitled to receive, when and as declared by the applicable Board of Directors out of funds of the Company legally available therefor, an annual cash dividend payable at such dates and at such rates, if any, per share per annum as set forth in the applicable Prospectus Supplement.

     Unless otherwise set forth in the applicable Prospectus Supplement, each series of Preferred Stock will rank junior as to dividends to any Preferred Stock that may be issued in the future that is expressly senior as to dividends to the Preferred Stock. If at any time the Company has failed to pay accrued dividends on any such senior shares at the time such dividends are payable, the Company may not pay any dividend on the Preferred Stock or redeem or otherwise repurchase shares of Preferred Stock until such accumulated but unpaid dividends on such senior shares have been paid or set aside for payment in full by the Company.

     Unless otherwise set forth in the applicable Prospectus Supplement, no dividends (other than in common stock or other capital stock ranking junior to the Preferred Stock of any series as to dividends and upon liquidation) shall be declared or paid or set aside for payment, nor shall any other distribution be declared or made upon the common stock, or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends, nor shall any common stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for all past dividend periods and the then current dividend period and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period; provided, however, that any monies theretofore deposited in any sinking fund with respect to any preferred stock in compliance with the provisions of such sinking fund may thereafter be applied to the purchase or redemption of such preferred stock in accordance with the terms of such sinking fund, regardless of whether at the time of such application full cumulative dividends upon shares of the Preferred Stock outstanding on the last dividend payment date shall have been paid or declared and set apart for payment; and provided, further, that any such junior or parity preferred stock or common stock may be converted into or exchanged for stock of the Company ranking junior to the Preferred Stock as to dividends.

     The amount of dividends payable for the initial dividend period or any period shorter than a full dividend period shall be computed on the basis of a 360-day year of twelve 30-day months. Accrued but unpaid dividends will not bear interest.

CONVERTIBILITY

     No series of Preferred Stock will be convertible into, or exchangeable for, other securities or property except as set forth in the applicable Prospectus Supplement, which will set forth the terms and conditions upon which such conversion or exchange may be effected, including the initial conversion or exchange rate and any adjustments thereto, the conversion or exchange period and any other conversion or exchange provisions.

REDEMPTION AND SINKING FUND

     No series of Preferred Stock will be redeemable or be entitled to receive the benefit of a sinking fund except as set forth in the applicable Prospectus Supplement, which will set forth the terms and conditions thereof, including the dates and redemption prices of any such redemption, any conditions thereto, and any other redemption or sinking fund provisions.

LIQUIDATION RIGHTS

     Unless otherwise set forth in the applicable Prospectus Supplement, in the event of any liquidation, dissolution or winding up of the Company, the holders of shares of each series of Preferred Stock are entitled to receive out of assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of: (i) any other shares of preferred stock ranking junior to such series of Preferred Stock as to rights upon liquidation, dissolution or winding up; and (ii) shares of common stock, liquidating distributions per share in the amount of the liquidation preference specified in the applicable Prospectus Supplement for such series of Preferred Stock plus any dividends accrued and accumulated but unpaid to the date of final distribution; but the holders of each series of Preferred Stock will not be entitled to receive the liquidating distribution of, plus such dividends on, such shares until the liquidation preference of any shares of the Company's capital stock ranking senior to such series of the Preferred Stock as to the rights upon liquidation, dissolution or winding up shall have been paid (or a sum set aside therefor sufficient to provide for payment) in full. If upon any liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock, and any other Preferred Stock ranking as to any such distribution on a parity with the Preferred Stock are not paid in full, the holders of the preferred stock and such other parity preferred stock will share ratably in any such distribution of assets in proportion to the full respective preferential amount to which they are entitled. Unless otherwise specified in a Prospectus Supplement for a series of Preferred Stock, after payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company. Neither a consolidation or merger of the Company with another corporation nor a sale of securities shall be considered a liquidation, dissolution or winding up of the Company.

VOTING RIGHTS

     Holders of Preferred Stock will not have any voting right except as set forth below or in the applicable Prospectus Supplement or as otherwise from time to time required by law. Whenever dividends on any applicable series of Preferred Stock or any other class or series of stock ranking on a parity with the applicable series of Preferred Stock with respect to the payment of dividends shall be in arrears for the equivalent of six quarterly dividend periods, whether or not consecutive, the holders of shares of such series of Preferred Stock (voting separately as a class with all other series of Preferred Stock then entitled to such voting rights) will be entitled to vote for the election of two of the authorized number of directors of the Company at the next annual meeting of stockholders and at each subsequent meeting until all dividends accumulated on such series of Preferred Stock shall have been fully paid or set apart for payment. The term of office of all directors elected by the holders of such Preferred Stock shall terminate immediately upon the termination of the right of the holders of such Preferred Stock to vote for directors. Unless otherwise set forth in the applicable Prospectus Supplement, holders of shares of Preferred Stock will have one vote for each share held.

     So long as any shares of any series of Preferred Stock remain outstanding, the Company shall not, without the consent of holders of at least two-thirds of the shares of such series of Preferred Stock outstanding at the time, voting separately as a class with all other series of Preferred Stock of the Company upon which like voting rights have been conferred and are exercisable, (i) issue or increase the authorized amount of any class or series of stock ranking prior to the outstanding Preferred Stock as to dividends or upon liquidation or (ii) amend, alter or repeal the provisions of the Company's Charter relating to such series of Preferred Stock, whether by merger, consolidation or otherwise, so as to materially adversely affect any power, preference or special right of such series of Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized common stock or authorized preferred stock or any increase or decrease in the number of shares of any series of preferred stock or the creation and issuance of other series of common stock or preferred stock ranking on a parity with or junior to Preferred Stock as to dividends and upon liquidation, dissolution or winding up shall not be deemed to materially adversely affect such powers, preferences or special rights.

MISCELLANEOUS

     The holders of Preferred Stock will have no preemptive rights. The Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. Shares of Preferred Stock redeemed or otherwise reacquired by the Company shall resume the status of authorized and unissued shares of Preferred Stock undesignated as to series, and shall be available for subsequent issuance. There are no restrictions on repurchase or redemption of the Preferred Stock while there is any arrearage on sinking fund installments except as may be set forth in an applicable Prospectus Supplement. Payment of dividends on, and the redemption or repurchase of, any series of Preferred Stock may be restricted by loan agreements, indentures and other agreements entered into by the Company. The accompanying Prospectus Supplement will describe any material contractual restrictions on such dividend payments.

NO OTHER RIGHTS

     The shares of a series of Preferred Stock will not have any preferences, voting powers or relative, participating, optional or other special rights except as set forth above or in the applicable Prospectus Supplement or the Charter or as otherwise required by law.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for each series of Preferred Stock will be designated in the applicable Prospectus Supplement.

                          DESCRIPTION OF COMMON STOCK

GENERAL

     The Charter authorizes the issuance of up to 150,000,000 shares of Class A Common Stock with a par value of $.01 per share. As of March 31, 1997, there were 17,587,036 shares of Class A Common Stock issued and outstanding. Subsequent to that date, the Company issued an aggregate of 2,300,000 shares of Class A Common Stock in separate public offerings. In addition, at such date, the Company had entered into agreements to acquire NHP which, if completed, would result in the issuance of up to 7,570,000 additional shares of Class A Common Stock. In addition, up to 150,000, 500,000 and 500,000 shares of Class A Common Stock have been reserved for issuance under the Company's 1994 Stock Option Plan (the "1994 Plan"), the 1996 Stock Award and Incentive Plan (the "1996 Plan") and the Non-Qualified Employee Stock Option Plan (the "Non-Qualified Plan"), respectively. The 1997 Stock Award and Incentive Plan (the "1997 Plan") covers 10% of the shares of the Company's Common Stock outstanding as of the first day of the fiscal year during which any award is made but in no event more than 20,000,000 shares of Common Stock. The Class A Common Stock is traded on the NYSE under the symbol "AIV." ChaseMellon Shareholder Services, L.L.C. serves as transfer agent and registrar of the Class A Common Stock. In addition, the Charter originally authorized 750,000 shares of Class B Common Stock with a par value of $.01 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), which number of authorized shares is subject to automatic reduction by the number of shares of Class B Common Stock that have been converted into Class A Common Stock. As of March 31, 1997, 325,000 shares of Class B Common Stock had been so converted, leaving a total of 425,000 shares of Class B Common Stock authorized. (See "-- Class B Common Stock" below.)

     Holders of the Class A Common Stock are entitled to receive dividends, when and as declared by the Board of Directors, out of funds legally available therefor. The holders of shares of Class A Common Stock, upon any liquidation, dissolution or winding-up of the Company, are entitled to receive ratably any assets remaining after payment in full of all liabilities of the Company and the liquidation preferences of preferred stock. The shares of Class A Common Stock possess ordinary voting rights for the election of Directors and in respect of other corporate matters, each share entitling the holder thereof to one vote. Holders of shares of Class A Common Stock do not have cumulative voting rights in the election of Directors, which means that holders of more than 50% of the shares of Class A Common Stock voting for the election of Directors can elect all of the Directors if they choose to do so and the holders of the remaining shares cannot elect any Directors. Holders of shares of Class A Common Stock do not have preemptive rights, which means they have no right to acquire any additional shares of Class A Common Stock that may be issued by the Company at a subsequent date.

RESTRICTIONS ON TRANSFER

     For the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year and the shares of common stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (see "Certain Federal Income Tax Considerations Taxation of the Company Income Tests"). Because the Board of Directors believes that it is essential for the Company to continue to qualify as a REIT, the Board of Directors has adopted, and the shareholders have approved, provisions of the Company's Charter restricting the acquisition of shares of Common Stock.

     Subject to certain exceptions specified in the Company's Charter, no holder may own, or be deemed to own by virtue of various attribution and constructive ownership provisions of the Code and Rule 13d-3 under the Exchange Act, more than 8.7% (or 15% in the case of certain pension trusts described in the Code, investment companies registered under the Investment Company Act of 1940 and Mr. Considine) of the outstanding shares of Common Stock (the "Ownership Limit"). The Board of Directors may waive the Ownership Limit if evidence satisfactory to the Board of Directors and the Company's tax counsel is presented that such ownership will not then or in the future jeopardize the Company's status as a REIT. However, in no event may such holder's direct or indirect ownership of Common Stock exceed 9.8% of the total outstanding shares of Common Stock. As a condition of such waiver, the Board of Directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of the Company. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT and a resolution terminating the Company's status as a REIT and amending the Company's Charter to remove the foregoing restrictions is duly adopted by the Board of Directors and a majority of the Company's shareholders. If shares of Common Stock in excess of the Ownership Limit, or shares of Common Stock which would cause the REIT to be beneficially owned by less than 100 persons, or which would result in the Company being "closely held," within the meaning of Section 856(h) of the Code, or which would otherwise result in the Company failing to qualify as a REIT, are issued or transferred to any person, such issuance or transfer shall be null and void to the intended transferee, and the intended transferee would acquire no rights to the stock. Shares of Common Stock transferred in excess of the Ownership Limit or other applicable limitations will automatically be transferred to a trust for the exclusive benefit of one or more qualifying charitable organizations to be designated by the Company. Shares transferred to such trust will remain outstanding, and the trustee of the trust will have all voting and dividend rights pertaining to such shares. The trustee of such trust may transfer such shares to a person whose ownership of such shares does not violate the Ownership Limit or other applicable limitation. Upon a sale of such shares by the trustee, the interest of the charitable beneficiary will terminate, and the sales proceeds would be paid, first, to the original intended transferee, to the extent of the lesser of (a) such transferee's original purchase price (or the original market value of such shares if purportedly acquired by gift or devise) and (b) the price received by the trustee, and, second, any remainder to the charitable beneficiary. In addition, shares of stock held in such trust are purchasable by the Company for a 90-day period at a price equal to the lesser of the price paid for the stock by the original intended transferee (or the original market value of such shares if purportedly acquired by gift or devise) and the market price for the stock on the date that the Company determines to purchase the stock. The 90-day period commences on the date of the violation transfer or the date that the Board of Directors determines in good faith that a violative transfer has occurred, whichever is later. All certificates representing shares of Common Stock bear a legend referring to the restrictions described above.

     All persons who own, directly or by virtue of the attribution provisions of the Code and Rule 13d-3 under the Exchange Act, more than a specified percentage of the outstanding shares of Common Stock must file an affidavit with the Company containing the information specified in the Company's Charter within 30 days after January 1 of each year. In addition, each stockholder shall upon demand be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of shares as the Board of Directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

     The ownership limitations may have the effect of precluding acquisition of control of the Company by certain third parties unless the Board of Directors determines that maintenance of REIT status is no longer in the best interests of the Company.

CLASS B COMMON STOCK

     The Class B Common Stock does not have voting or dividend rights and, unless converted into Class A Common Stock, as described below, is subject to repurchase by the Company as described below. As of December 31 of each of the years 1994 through 1998 (each, a "Year-End Testing Date"), a number of the shares of Class B Common Stock outstanding as of such date (the "Eligible Class B Shares") become eligible for automatic conversion (subject to the Ownership Limit) into an equal number of shares of Class A Common Stock (subject to adjustment upon the occurrence of certain events in respect of the Class A Common Stock, including stock dividends, subdivisions, combinations and reclassifications). Once converted or forfeited, the Class B Common Stock may not be reissued by the Company.

     The Eligible Class B Shares convert to Class A Common Stock if (i) the Company's Funds from Operations Per Share (as defined below) reaches certain annual and cumulative growth targets and (ii) the average market price for a share of Class A Common Stock for a 90-calendar day period beginning on any day on or after the October 1 immediately preceding the relevant Year-End Testing Date equals or exceeds a specified target price. "Funds from Operations Per Share" or "FFO Per Share" means, for any period, (i) net income (loss), computed in accordance with generally accepted accounting principles, excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures, less any preferred stock dividend payments, divided by (ii) the sum of (a) the number of shares of the Class A Common Stock outstanding on the last day of such period (excluding any shares of the Class A Common Stock into which shares of the Class B Common Stock shall have been converted as a result of the conversion of shares of the Class B Common Stock on the last day of such period) and (b) the number of shares of the Class A Common Stock issuable to acquire units of limited partnership that (x) may be tendered for redemption in any limited partnership in which the Company serves as general partner and (y) are outstanding on the last day of such period.

     Set forth below for each of the remaining Year-End Testing Dates is (i) the number of shares of Class B Common Stock that become Eligible Class B Shares as of such date, (ii) the annual FFO Per Share growth target (as a percentage increase in FFO Per Share from the prior year), (iii) the cumulative FFO Per Share growth target (in FFO Per Share) and (iv) the average market price target:

                                                                           CUMULATIVE FFO
                                  ELIGIBLE CLASS B     ANNUAL FFO PER        PER SHARE      AVERAGE MARKET
YEAR-END TESTING DATE                SHARES(1)       SHARE GROWTH TARGET   GROWTH TARGET     PRICE TARGET
---------------------             ----------------   -------------------   --------------   --------------
December 31, 1997...............      162,500               8.5%                2.544          $24.307
December 31, 1998...............      162,500               8.5%                2.760          $26.373

---------------

(1) Assumes that only the shares of Class B Common Stock outstanding as of December 31, 1996 remain outstanding until converted into shares of Class A Common Stock.

     If the annual growth target is not met for a particular Year-End Testing Date, the Eligible Class B Shares for that date may be converted as of a subsequent Year-End Testing Date if all of the targets are met for that subsequent Year-End Testing Date. Any Class B Common Stock that has not been converted into Class A Common Stock following December 31, 1998 will be subject to repurchase by the Company at a price of $0.10 per share. Class B Common Stock is also subject to automatic conversion upon the occurrence of certain events, including a change of control (as defined in the Company's Charter). The Board of Directors may increase the number of shares which are eligible for conversion as of any Year-End Testing Date and may, under certain circumstances, accelerate the conversion of outstanding Class B Common Stock at such time and in such amount as it may determine appropriate.

BUSINESS COMBINATIONS

     Under the MGCL certain "business combinations" (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation (an "Interested Stockholder") or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation, voting together as a single voting group, and (b) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder with whom the business combination is to be effected, unless, among other conditions, the corporation's shareholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. The business combination statute could have the effect of discouraging offers to acquire the Company and of increasing the difficulty of consummating any such offer. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder.

CONTROL SHARE ACQUISITIONS

     The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control shares" are voting shares of stock that, if aggregated with all other shares of stock previously acquired by that person, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval.

     A "control share acquisition" means the acquisition of control shares, subject to certain exceptions. A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the corporation's board of directors to call a special meeting of shareholders, to be held within 50 days of demand, to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any shareholders meeting.

     If voting rights are not approved at the meeting or if the acquiring person does not deliver an "acquiring person statement" as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any meeting of shareholders at which the voting rights of such shares were considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of the appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

     The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the corporation's articles of incorporation or bylaws prior to the control share acquisition. The control share acquisition statute could have the effect of discouraging offers to acquire the Company and of increasing the difficulty of consummating any such offer.

                            DESCRIPTION OF WARRANTS

GENERAL

     The Company may issue, together with other Securities or separately, warrants for the purchase of Debt Securities, Preferred Stock or Class A Common Stock (the "Warrants"). The Warrants may be issued under a Warrant Agreement (each, a "Warrant Agreement") to be entered into between the Company and a bank or trust company, as warrant agent (the "Warrant Agent"), as set forth in the applicable Prospectus Supplement relating to any or all Warrants in respect of which this Prospectus is being delivered. The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of a particular series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants. The Warrant Agreement for each Warrant, including the forms of certificates representing the Warrants ("Warrant Certificates"), will be filed as an exhibit to, or incorporated by reference in, the Registration Statement of which this Prospectus forms a part at or prior to the time of the issuance of such Warrants.

     The following description sets forth certain general terms and provisions of the Warrants to which any Prospectus Supplement may relate. The particular terms of the Warrants to which any Prospectus Supplement may relate and the extent, if any, to which such general provisions may apply to the Warrants so offered will be described in the applicable Prospectus Supplement. Capitalized terms used in this section which are not otherwise defined in this Prospectus shall have the meanings set forth in the Warrant Agreement and Warrant Certificate. The following summary of certain provisions of the Warrants, Warrant Agreement and Warrant Certificate does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, all the provisions of the Warrant Agreement and Warrant Certificate, including the definitions therein of certain terms.

     Reference is made to the applicable Prospectus Supplement for the terms of Warrants in respect of which this Prospectus is being delivered, the Warrant Agreement relating to such Warrants and the Warrant Certificates representing such Warrants, including the following: (i) the designation, aggregate principal amount and terms of the Debt Securities or the designation and terms of the Preferred Stock, if any, purchasable upon exercise of such Warrants; (ii) the procedures and conditions relating to the exercise of such Warrants; (iii) the designation and terms of any related Securities with which such Warrants are issued and the number of such Warrants issued with each such Security; (iv) the date, if any, on and after which such Warrants and the related Securities will be separately transferable; (v) the offering price of the Warrants, if any; (vi) the principal amount of Debt Securities or the number of shares of Preferred Stock or Common Stock purchasable upon exercise of each Warrant and the price at which such principal amount of Debt Securities or shares of Preferred Stock or Class A Common Stock may be purchased upon such exercise, or the method of determining such number and price; (vii) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire;
(viii) a discussion of United States Federal income tax considerations applicable to the ownership or exercise of such Warrants; (ix) whether the Warrants represented by the Warrant Certificates will be issued in registered or bearer form, and, if registered, where they may be transferred and registered;
(x) call provisions of such Warrants, if any; and (xi) any other terms of the Warrants.

     Warrant Certificates will be exchangeable for new Warrant Certificates of different denominations and Warrants may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities purchasable upon such exercise and will not be entitled to payments of principal of (or premium, if any) or interest, if any, on the Debt Securities purchasable upon such exercise or to any dividend payments or voting rights that holders of the Preferred Stock or Common Stock purchasable upon such exercise may be entitled to.

     Each Warrant will entitle the holder to purchase for cash such principal amount of Debt Securities, or such number of shares of Preferred Stock or Class A Common Stock, at such exercise price as shall, in each case, be set forth in, or be determinable as set forth in, the applicable Prospectus Supplement relating to the Warrants offered thereby. Unless otherwise specified in the applicable Prospectus Supplement, Warrants may be exercised at any time up to 5:00 p.m. New York City time on the expiration date set forth in the applicable Prospectus Supplement. After 5:00 p.m. New York City time on the expiration date, unexercised Warrants will become void.

     Warrants may be exercised as set forth in the applicable Prospectus Supplement relating to the Warrants. Upon receipt of payment and the Warrant Certificate properly completed and duly executed at the corporate trust office of the Warrant Agent on any other office indicated in the applicable Prospectus Supplement, the Company will, as soon as practicable, forward the Securities purchasable upon such exercise. If less than all of the Warrants represented by such Warrant Certificate are exercised, a new Warrant Certificate will be issued for the remaining amount of Warrants.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents or dealers. Any such underwriter, agent or dealer involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Securities upon the terms and conditions set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions (which may be changed from time to time) from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If a dealer is utilized in the sale of the Securities in respect of which this Prospectus is delivered, the Company will sell such Securities to such dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to Contracts shall not be less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but will, in all cases, be subject to the approval of the Company. The terms and conditions of any Contracts will be set forth in any Prospectus Supplement relating to the Securities being offered. Agents and underwriters will have no responsibility in respect of the delivery or performance of Contracts.

     Until the distribution of the Securities offered pursuant to any Prospectus Supplement is completed, the Commission's rules may limit the ability of any underwriter participating in such distribution to bid for and purchase the Securities offered thereby and other securities of the Company. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize or maintain the price of such securities. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of such securities. If any such underwriter creates a short position in such securities in connection with the offering, such underwriter may reduce such short position by purchasing securities.

     In general, bids for or purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might otherwise be in the absence of such bids or purchases.

     Neither the Company nor any underwriter participating in any distribution makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the offered Securities or other securities of the Company. In addition, neither the Company nor any such underwriter makes any representation that such underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Certain of the underwriters, if any, and their affiliates may be customers of, engage in transactions with and perform services for the Company in the ordinary course of business.

     The Securities may or may not be listed on a national securities exchange. No assurances can be given that there will be a market for any of the Securities.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of material Federal income tax considerations regarding an investment in Securities of the Company is based on current law, is for general information only and is not tax advice. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or, except to the extent discussed under the headings "Taxation of Tax-Exempt Stockholders" and "Taxation of Non-U.S. Stockholders," to certain types of investors (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) that are subject to special treatment under the Federal income tax laws.

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF THE SECURITIES AND OF THE COMPANY'S ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

     General. The REIT provisions of the Code are highly technical and complex. The following sets forth the material aspects of the provisions of the Code that govern the Federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change which may apply retroactively.

     The Company has elected to be taxed as a REIT under the Code commencing with its taxable year ending December 31, 1994, and the Company intends to continue to operate in such a manner. In the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, commencing with the Company's taxable year ending December 31, 1994, the Company was organized in conformity with the requirements for qualification as a REIT, and its proposed method of operation and its actual method of operation since formation, will enable it to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based and conditioned upon certain assumptions and representations made by the Company as to factual matters (including representations of the Company concerning its business and properties as set forth in this Prospectus). The opinion is expressed as of its date and Skadden, Arps, Slate, Meagher & Flom LLP has no obligation to advise holders of Securities of any subsequent change in the matters stated, represented or assumed or any subsequent change in the applicable law. Moreover, such qualification and taxation as a REIT depends upon the Company's ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code as discussed below, the results of which will not be reviewed by Skadden, Arps, Slate, Meagher & Flom LLP. Accordingly, no assurance can be given that the actual results of the Company's operation for any one taxable year will satisfy such requirements. See " Failure to Qualify." An opinion of counsel is not binding on the

Internal Revenue Service (the "Service"), and no assurance can be given that the Service will not challenge the Company's eligibility for taxation as a REIT.

     If the Company qualifies for taxation as a REIT, it generally will not be subject to Federal corporate income tax on its net income that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from investment in a corporation. However, the Company will be subject to Federal income tax as follows: First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax. Fourth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% test multiplied by (b) a fraction intended to reflect the Company's profitability. Fifth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subjected to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. In addition, the Company could also be subject to tax in certain situations and on certain transactions not presently contemplated.

     Requirements for Qualification. The Code defines a REIT as a corporation, trust or association (1) that is managed by one or more trustees or directors;
(2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for the special Code provisions applicable to REITs;
(4) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons; (6) in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities); and (7) which meets certain other tests described below (including with respect to the nature of its income and assets). The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The Company's Charter provides for restrictions regarding transfer of its shares, which provisions are intended to assist the Company in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. Such transfer restrictions are described in "Description of Common Stock Restrictions on Transfer."

     To monitor the Company's compliance with the share ownership requirements, the Company is required to maintain records regarding the actual ownership of its shares. To do so, the Company must demand written statements each year from the record holders of certain percentages of its stock in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the REIT dividends). A list of those persons failing or refusing to comply with this demand must be maintained as part of the Company's records. A stockholder who fails or refuses to comply with the demand must submit a statement with its tax return disclosing the actual ownership of the shares and certain other information.

     In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. The Company satisfies this requirement.

     Ownership of Partnership Interests. In the case of a REIT that is a partner in a partnership, regulations provide that the REIT is deemed to own its proportionate share of the partnership's assets and to earn its proportionate share of the partnership's income. In addition, the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs as described below. Thus, the Company's proportionate share of the assets, liabilities and items of income of the Subsidiary Partnerships will be treated as assets, liabilities and items of income of the Company for purposes of applying the REIT requirements described herein. A summary of the rules governing the Federal income taxation of partnerships and their partners is provided below in "Tax Aspects of the Company's Investments in Partnerships."

     Income Tests. In order to maintain qualification as a REIT, the Company annually must satisfy three gross income requirements. First, at least 75% of the Company's gross income (excluding gross income from "prohibited transactions," i.e., certain sales of property held primarily for sale to customers in the ordinary course of business) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, and from other dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing). Third, short-term gain from the sale or other disposition of stock or securities, gain from certain sales of property held primarily for sale, and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must, in the aggregate, represent less than 30% of the Company's gross income for each taxable year.

     Rents received by the Company through the Subsidiary Partnerships will qualify as "rents from real property" in satisfying the gross income requirements described above, only if several conditions are met. If rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Moreover, for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an "independent contractor" from which the REIT derives no revenue. However, the Company (or its affiliates) are permitted to, and do directly perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property.

     The Management Subsidiaries will receive management fees and other income. A portion of such fees and other income will accrue to the Company through the Operating Partnership's interest in PAMS LP. Such fee and other income generally will not qualify under the 95% gross income test. The Company also expects to receive distributions indirectly from the Management Subsidiaries through PAMS Inc. that will be classified as dividend income to the extent of the earnings and profits of PAMS Inc. Such distributions will qualify under the 95% gross income test but not under the 75% gross income test.

     If the Company fails to satisfy one or both of the 75% or 95% gross income tests (though not the 30% gross income test) for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will be generally available if the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. If these relief provisions are inapplicable to a particular set of circumstances involving the Company, the Company will not qualify as a REIT. As discussed above in "-- General," even where these relief provisions apply, a tax is imposed with respect to the excess net income.

     Asset Tests. The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets (including its allocable share of real estate assets held by the Subsidiary Partnerships), stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company, cash, cash items and government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities.

     The Company indirectly owns interests in the Management Subsidiaries. As set forth above, the ownership of more than 10% of the voting securities of any one issuer by a REIT is prohibited by the asset tests. The Company believes that its indirect ownership interest in PAMS Inc. qualifies under these rules. Skadden, Arps, Slate, Meagher & Flom LLP, in rendering its opinion as to the qualification of the Company as a REIT, has relied on representations of the Company as to the value of the Operating Partnership's total assets and the value of the Operating Partnership's interest in PAMS Inc. No independent appraisals have been obtained to support the Company's conclusions as to the values of the Operating Partnership's interest in PAMS Inc., and this value is subject to change in the future. Accordingly, there can be no assurance that the Service will not contend that the Operating Partnership's ownership interests in the PAMS Inc. disqualifies the Company from treatment as a REIT.

     The Company's indirect interests in the Operating Partnership and other Subsidiary Partnerships are held through wholly owned corporate subsidiaries of the Company organized and operated as "qualified REIT subsidiaries" within the meaning of the Code. Qualified REIT subsidiaries are not treated as separate entities from their parent REIT for Federal income tax purposes. Instead, all assets, liabilities and items of income, deduction and credit of each qualified REIT subsidiary are treated as assets, liabilities and items of the Company. Each qualified REIT subsidiary therefore will not be subject to federal corporate income taxation, although it may be subject to state or local taxation. In addition, the Company's ownership of the voting stock of each qualified REIT subsidiary does not violate the general restriction against ownership of more than 10% of the voting securities of any issuer.

     Annual Distribution Requirements. The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (A) the sum of (i) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid with or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at the capital gains or ordinary corporate tax rates, as the case may be. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. The Company believes that it has made, and intends to make, timely distributions sufficient to satisfy this annual distribution requirement.

     It is possible that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirement due to timing differences between (i) the actual receipt of income (including receipt of distributions from the Operating Partnership) and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company. In the event that such timing differences occur, in order to meet the 95% distribution requirement, the Company may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable distributions of property.

     Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to shareholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay interest based on the amount of any deduction taken for deficiency dividends.

     Failure to Qualify. If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAX ASPECTS OF THE COMPANY'S INVESTMENTS IN PARTNERSHIPS

     General. Substantially all of the Company's investments are held indirectly through the Operating Partnership. In general, partnerships are "pass-through" entities that are not subject to Federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. The Company will include in its income its proportionate share of the foregoing partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, the Company will include its proportionate share of assets held by the Partnerships. See "-- Taxation of the Company -- Ownership of Partnership Interests."

     Entity Classification. The Company's direct and indirect investment in partnerships involves special tax considerations, including the possibility of a challenge by the Service of the status of any of the Partnerships as a partnership (as opposed to an association taxable as a corporation) for Federal income tax purposes. If any of these entities were treated as an association for Federal income tax purposes, it would be taxable as a corporation and therefore subject to an entity-level tax on its income. In such a situation, the character of the Company's assets and items of gross income would change and could preclude the Company from satisfying the asset tests and the income tests (see "-- Taxation of the Company -- Asset Tests" and "-- Taxation of the
Company -- Income Tests"), and in turn could prevent the Company from qualifying as a REIT. See "-- Taxation of the Company -- Failure to Qualify" above for a discussion of the effect of the Company's failure to meet such tests for a taxable year. In addition, any change in the status of any of the Subsidiary Partnerships for tax purposes might be treated as a taxable event, in which case the Company might incur a tax liability without any related cash distributions.

     In the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, which opinion is based upon certain assumptions and representations by the Company and on opinions of local counsel with respect to matters of local law, each of the Subsidiary Partnerships will be treated as a partnership for federal income tax purposes. The opinion is expressed as of its date and Skadden, Arps, Slate, Meagher & Flom LLP has no obligation to advise holders of Securities of any subsequent change in the matters stated, represented or assumed or any subsequent change in the applicable law. An opinion of counsel, however, is not binding on the Service, and no assurance can be given that the Service will not challenge the status of these entities as partnerships for Federal income tax purposes.

     Tax Allocations with Respect to the Properties. Pursuant to the Code and the regulations thereunder, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a "Book-Tax Difference"). Such allocations are solely for Federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership was formed by way of contributions of appreciated property (including certain of the Owned Properties). Consequently, allocations must be made in a manner consistent with these requirements. Where a partner contributes cash to a partnership that holds appreciated property, the Treasury regulations provide for a similar allocation of such items to the other partners. These rules apply to the contribution by the Company to the Operating Partnership of the cash proceeds received in any offerings of its stock.

     In general, certain holders of partnership interests in the Operating Partnership ("OP Units") will be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on sale by the Operating Partnership or the Property Partnerships of the contributed Owned Properties. This will tend to eliminate the Book-Tax Difference over the life of these partnerships. However, the special allocations do not always entirely rectify the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed Owned Properties in the hands of the Partnerships may cause the Company to be allocated lower depreciation and other deductions, and possibly greater amounts of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to it as a result of such sale. This may cause the Company to recognize taxable income in excess of cash proceeds, which might adversely affect the Company's ability to comply with the REIT distribution requirements. See "-- Taxation of the Company -- Annual Distribution Requirements."

     With respect to any property purchased or to be purchased by any of the Partnerships (other than through the issuance of OP Units) subsequent to the formation of the Company, such property will initially have a tax basis equal to its fair market value and the special allocation provisions described above will not apply.

     Sale of the Properties. The Company's share of any gain realized by the Operating Partnership or a Property Partnership on the sale of any property held as inventory or primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "-- Requirements for Qualification -- Income Tests." Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a partnership's trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership and the Property Partnerships intend to hold the Owned Properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, and operating the Owned Properties (and other apartment properties) and to make such occasional sales of the Owned Properties, including peripheral land, as are consistent with the Company's investment objectives.

TAXATION OF MANAGEMENT SUBSIDIARIES

     A portion of the amounts to be used to fund distributions to stockholders is expected to come from the Management Subsidiaries, through dividends paid on the non-voting preferred stock of PAMS Inc. held by the Operating Partnership, distributions paid to the Operating Partnership as the general partner of PAMS LP and interest paid by PAMS Inc. on certain installment notes held by the Operating Partnership. PAMS Inc. will not qualify as a REIT and will pay Federal, state and local income taxes on their taxable income at normal corporate rates. The Management Subsidiaries intend to claim annual deductions for interest and amortization. No assurance can be given that the Service will not challenge such deductions. Any Federal, state or local income taxes that PAMS Inc. is required to pay will reduce the Company's cash flow from operating activities and its ability to make payments to holders of its securities.

TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS

     General. As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent that they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its stock. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income.

     Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a stockholder's shares, they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less) provided that the shares are a capital asset in the hands of the stockholder. In addition, any dividend declared by the Company in October, November or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of the Company.

     In general, any loss upon a sale or exchange of shares by a stockholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such stockholder as long-term capital gain.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

     Based upon a published ruling by the Service, distributions by the Company to a stockholder that is a tax-exempt entity will not constitute "unrelated business taxable income" ("UBTI"), provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity.

     Notwithstanding the preceding paragraph, however, a portion of the dividends paid by the Company may be treated as UBTI to certain domestic private pension trusts if the Company is treated as a "pension-held REIT." The Company believes that it is not, and does not expect to become, a "pension-held REIT." If the Company were to become a pension-held REIT, these rules generally would only apply to certain pension trusts that hold more than 10% of the Company's stock.

TAXATION OF FOREIGN STOCKHOLDERS

     The following is a discussion of certain anticipated U.S. federal income and estate tax consequences of the ownership and disposition of the Company's stock applicable to Non-U.S. Holders of such stock. A "Non-U.S. Holder" is any person other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state thereof, or (iii) an estate or trust whose income is includable in gross income for U.S. Federal income tax purposes regardless of its source. The discussion is based on current law and is for general information only. The discussion addresses only certain and not all aspects of U.S. Federal income and estate taxation.

     Ordinary Dividends. The portion of dividends received by Non-U.S. Holders payable out of the Company's earnings and profits which are not attributable to capital gains of the Company and which are not effectively connected with a U.S. trade or business of the Non-U.S. Holder will be subject to U.S. withholding tax at the rate of 30% (unless reduced by treaty). In general, Non-U.S. Holders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of stock of the Company. In cases where the dividend income from a Non-U.S. Holder's investment in stock of the Company is (or is treated as) effectively connected with the Non-U.S. Holder's conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax in the case of a Non-U.S. Holder that is a foreign corporation).

     Non-Dividend Distribution. Unless the Class A Common Stock constitutes a United States Real Property Interest (a "USRPI"), distributions by the Company which are not dividends out of the earnings and profits of the Company will not be subject to U.S. income or withholding tax. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Holder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company. If the Class A Common Stock constitutes a USRPI, such distributions will be subject to 10% withholding and taxed pursuant to the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") at a rate of 35% to the extent such distributions exceed a stockholder's basis in his or her Class A Common Stock.

     Capital Gain Dividends. Under FIRPTA, a distribution made by AIMCO to a Non-U.S. Holder, to the extent attributable to gains from dispositions of USRPIs such as the properties beneficially owned by AIMCO ("USRPI Capital Gains"), will be considered effectively connected with a U.S. trade or business of the Non-U.S. Holder and subject to U.S. income tax at the rate applicable to U.S. individuals or corporations, without regard to whether such distribution is designated as a capital gain dividend. In addition, AIMCO will be required to withhold tax equal to 35% of the amount of dividends to the extent such dividends constitute USRPI Capital Gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder that is not entitled to treaty exemption.

     Disposition of Stock of the Company. Unless the Company's stock constitutes a USRPI, a sale of such stock by a Non-U.S. Holder generally will not be subject to U.S. taxation under FIRPTA. The stock will not constitute a USRPI if the Company is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by Non-U.S. Holders. The Company believes that it is, and it expects to continue to be a domestically controlled REIT, and therefore that the sale of the Company's stock will not be subject to taxation under FIRPTA. Because the Company's stock will be publicly traded, however, no assurance can be given the Company will continue to be a domestically controlled REIT.

     If the Company does not constitute a domestically controlled REIT, a Non-U.S. Holder's sale of stock generally will still not be subject to tax under FIRPTA as a sale of a USRPI provided that (i) the stock is "regularly traded" (as defined by applicable Treasury regulations) on an established securities market (e.g., the NYSE, on which the Company's Class A Common Stock is listed) and (ii) the selling Non-U.S. Holder held 5% or less of the Company's out-standing stock at all times during a specified testing period.

     If gain on the sale of stock of the Company were subject to taxation under FIRPTA, the Non-U.S. Holder would be subject to the same treatment as a U.S. stockholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the pur-chaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the Service.

     Capital gains not subject to FIRPTA will nonetheless be taxable in the United States to a Non-U.S. Holder in two cases: (i) if the Non-U.S. Holder's investment in the stock of the Company is effectively connected with a U.S. trade or business conducted by such Non-U.S. holder, the Non-U.S. Holder will be subject to the same treatment as a U.S. stockholder with respect to such gain, or (ii) if the Non-U.S. Holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.

     Estate Tax. Stock of the Company owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. Federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for U.S. Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Such individual's estate may be subject to U.S. Federal estate tax on the property includable in the estate for U.S. Federal estate tax purposes.

     Information Reporting and Backup Withholding. The Company must report annually to the Service and to each Non-U.S. Holder the amount of dividends (including any capital gain dividends) paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these returns may also be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides.

     U.S. backup withholding (which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements) and information reporting will generally not apply to dividends (including any capital gain dividends) paid on stock of the Company to a Non-U.S. Holder at an address outside the United States.

     The payment of the proceeds from the disposition of stock of the Company to or through a U.S. office of a broker will be subject to information reporting and backup withholding unless the owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder, or otherwise establishes an exemption. The payment of the proceeds from the disposition of stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-United States Holder's United States Federal income tax liability, provided that the required information is furnished to the Service.

     These information reporting and backup withholding rules are under review by the U.S. Treasury and their application to the Securities could be changed by future regulations. On April 15, 1996, the Service issued proposed Treasury Regulations concerning the withholding of tax and reporting for certain amounts paid to non-resident individuals and foreign corporations. The proposed Treasury Regulations, if adopted in their present form, would be effective for payments made after December 31, 1997. Prospective purchasers should consult their tax advisors concerning the potential adoption of such proposed Treasury Regulations and the potential effect on their ownership of Securities.

OTHER TAX CONSEQUENCES

     Possible Legislative or Other Actions Affecting Tax
Consequences. Prospective investors in the Securities should recognize that the present Federal income tax treatment of an investment in the Operating Partnership or the Company may be modified by legislative, judicial or administrative action at any time, and that any such action may affect investments and commitments previously made. The rules dealing with Federal income taxation are constantly under review by persons involved in the legislative process and by the Service and the U.S. Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in Federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in the Operating Partnership or the Company. For example, a recent Federal budget proposal contains language which, if enacted in its present form, would result in the immediate taxation of all gain inherent in a corporation's assets upon an election by the corporation to become a REIT, and thus would effectively preclude the Company from re-electing REIT status following a termination of its REIT qualification.

     State and Local Taxes. The Company and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

                                 LEGAL MATTERS

     Certain tax matters will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California. The validity of the Securities offered hereby will be passed upon for the Company by Piper & Marbury L.L.P., Baltimore, Maryland. Certain matters as to Maryland law will be passed upon for the Company by Piper & Marbury L.L.P. Certain matters as to Florida law will be passed upon for the Company by Shumaker, Loop & Kendrick, Tampa, Florida.

                                    EXPERTS

     The consolidated financial statements of Apartment Investment and Management Company and the combined financial statements of The AIMCO Predecessors included in Apartment Investment and Management Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated and combined financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of NHP Incorporated for the years ended December 31, 1996, 1995 and 1994 included in the Company's Current Report on Form 8-K dated April 16, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report thereon included therein and incorporated by reference herein. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     As noted in their report, Arthur Andersen LLP did not audit the 1994 financial statements of certain real estate partnerships whose operating results are included in "income (loss) from discontinued real estate operations, net of income taxes" in the 1994 consolidated financial statements. The financial statements of these real estate partnerships were audited by other auditors, whose reports are filed as exhibits to the Company's Current Report on Form 8-K, dated April 16, 1997, and Arthur Andersen LLP's opinion, insofar as it relates to the amounts included in the consolidated financial statements for these real estate partnerships, is based solely on the reports of those auditors included therein and incorporated herein by reference. The auditors on whose reports Arthur Andersen LLP relied are: Anders, Minkler & Diehl LLP; Dauby O'Connor & Zaleski, LLC; Deloitte & Touche LLP; Edwards Leap & Sauer; George A. Hieronymous & Company, LLC; Goldenberg Rosenthal Friedlander, LLP; Hansen, Hunter & Kibbee, P.C.; J.H. Cohn LLP; J.A. Plumer & Co., P.A.; Marks Shron & Company, LLP; Reznick Fedder & Silverman; and Russell Thompson Butler & Houston.

     The Historical Summary of Gross Income and Direct Operating Expenses of Villa Ladera Apartments for the year ended December 31, 1995 included in the Company's Current Report on Form 8-K, dated December 19, 1996, has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such Historical Summary is incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     Any financial statements and schedules hereafter filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and incorporated by reference in this Prospectus that have been examined and are the subject of a report by independent accountants will be so incorporated herein by reference in reliance upon such reports given and upon the authority of such firms as experts in accounting and auditing to the extent covered by consents filed with the Commission.

           =========================================================

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFERING. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY AIMCO OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES COVERED BY THIS PROSPECTUS SUPPLEMENT IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR IN THE AFFAIRS OF AIMCO SINCE THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
PROSPECTUS SUPPLEMENT
Summary.................................   S-3
Risk Factors............................  S-17
Use of Proceeds.........................  S-30
Ratio of Earnings to Fixed Charges......  S-30
Capitalization of AIMCO.................  S-31
Description of Class G Preferred
  Stock.................................  S-32
Description of Other Capital Stock of
  AIMCO.................................  S-37
Underwriting............................  S-42
Certain Federal Income Tax
  Considerations........................  S-43
Experts.................................  S-45
Legal Matters...........................  S-45
PROSPECTUS
Available Information...................     2
Incorporation of Certain Documents by
  Reference.............................     2
The Company.............................     4
Use of Proceeds.........................     5
Ratio of Earnings to Fixed Charges......     5
Description of Debt Securities..........     5
Description of Preferred Stock..........    11
Description of Common Stock.............    15
Description of Warrants.................    18
Plan of Distribution....................    20
Certain Federal Income Tax
  Considerations........................    21
Legal Matters...........................    29
Experts.................................    30

           =========================================================
           =========================================================

                                3,000,000 SHARES

                                   AMICO LOGO

                                   APARTMENT
                                 INVESTMENT AND
                               MANAGEMENT COMPANY

                                 % CLASS G CUMULATIVE
                                PREFERRED STOCK

                            (LIQUIDATION PREFERENCE
                                 $25 PER SHARE)
                             ---------------------

                             PROSPECTUS SUPPLEMENT
                                 July   , 1998

                             ---------------------
                                LEHMAN BROTHERS
                            PAINEWEBBER INCORPORATED
                       PRUDENTIAL SECURITIES INCORPORATED
                        RAYMOND JAMES & ASSOCIATES, INC.
                         THE ROBINSON-HUMPHREY COMPANY

           =========================================================